Exhibit 4.6

CONFORMED COPY

STOCK AND ASSET PURCHASE AGREEMENT

between

ABB HANDELS- UND VERWALTUNGS AG

and

LARADEW LIMITED

DATED AS OF JANUARY 16, 2004

i

EXHIBITS

Exhibit A	-	Defined Terms
Exhibit B-1	-	Transaction Information
Exhibit B-2	-	Asset Sellers
Exhibit C	-	Purchase Price and Non-Competition Agreement Allocation
Exhibit D	-	Form of Transition Services Agreement
Exhibit E	-	Closing Accounting Principles
Exhibit F-1	-	Form of Local Share Sale and Purchase Agreement
Exhibit F-2	-	Form of Local Asset Sale and Purchase Agreement
Exhibit G	-	Form of Non-Competition Agreement
Exhibit H	-	Form of Shared IP License Agreement
Exhibit I	-	Form of Surety
Exhibit J-1	-	Form of Adjustment and Indemnity Bank Guarantee
Exhibit J-2	-	Form of Repayment Bank Guarantee
Exhibit J-3	-	Form of Tax Election Bank Guarantee
Exhibit K	-	Form of Deferred Transfer Agreement
Exhibit L	-	List of Included Transactions
Exhibit M	-	Additional Approvals
Exhibit N	-	Form of Director Resignation Letter
Exhibit O	-	Form of Patent Assignments
Exhibit P	-	Pension
Exhibit Q	-	Pension Obligation Purchase Price Adjustment Assumptions
Exhibit R	-	Form of Swiss Legal Opinion
Exhibit S-1	-	Deferred Consideration Provisions
Exhibit S-2	-	Deferred Consideration Accounting Principles
Exhibit S-3	-	Certain OGP EBITDA Principles
Exhibit T	-	Terms of Compliance Review
Exhibit U	-	Form of Capital Modernization Program Payoff Letter
Exhibit V	-	Form of Norway Securitization Program Termination Letter
Exhibit W	-	Monthly Review Protocol

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STOCK AND ASSET PURCHASE AGREEMENT, dated as of January 16, 2004, between ABB Handels- und Verwaltungs AG, a company incorporated under the laws of Switzerland (“ABB”), and Laradew Limited (registered number 4765054), a company incorporated under the laws of England and Wales (“Purchaser”).

PRELIMINARY STATEMENTS

1.                                       Affiliates of ABB listed in column 1 of Exhibit B-1 (each such Affiliate being a “Share Seller”; and, collectively, the “Share Sellers”) own, or will own at the Closing, all of the issued and outstanding shares (the “Shares”) of the companies (the “Seller Subsidiaries”) set out against their respective names in column 2 of Exhibit B-1, through which, together with the subsidiaries of the Seller Subsidiaries listed in column 5 of Exhibit B-1 and further described in Schedule 3.02(b) of the Disclosure Schedule (together with the Seller Subsidiaries, the “OGP Subsidiaries”) and the JV Companies, ABB is engaged in the Business;

2.                                       Affiliates of ABB listed on Exhibit B-2 (each such Affiliate being an “Asset Seller”; and, collectively, the “Asset Sellers”, and together with the Share Sellers, the “Sellers”) are also engaged in the Business as well as in other businesses; and

3.                                       Upon the terms and subject to the conditions of this Agreement, ABB wishes to, and shall cause the Sellers and the IPR Assignors to, sell to Purchaser or to an OGP Purchaser, and Purchaser wishes to, or shall cause the OGP Purchasers to, purchase from the Sellers the OGP Business as a going concern;

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, ABB and Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

SECTION 1.01.                 Defined Terms.  Capitalized terms used in this Agreement shall have the meanings specified in Exhibit A to this Agreement unless the context otherwise requires; provided that in the event capitalized terms are used in Exhibit E or Exhibits S-1, S-2 and S-3 to this Agreement and attributed meanings inconsistent with those specified in Exhibit A, then for purposes of Exhibit E or Exhibits S-1, S-2 and S-3 only the meanings specified in Exhibit E or Exhibits S-1, S-2 and S-3, respectively, shall govern.

SECTION 1.02.                 Interpretation.  The following provisions shall apply in connection with the interpretation of this Agreement:

(a)                                  Any reference to the singular includes the plural and vice versa, any reference to natural persons includes legal persons and vice versa, and any reference to a gender includes the other gender.

(b)                                 Any reference to the Preamble, Preliminary Statements, Articles, Sections, Exhibits and Disclosure Schedules are, unless otherwise stated, references to the

Preamble, Preliminary Statements, Articles, Sections, Exhibits and Disclosure Schedules of or to this Agreement.

(c)                                  The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d)                                 Whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”.

(e)                                  All Exhibits and Schedules form an integral part of this Agreement and are equally binding herewith.  Any reference to “this Agreement” shall include such Exhibits and Schedules.

(f)                                    Any reference to a statutory provision shall include a reference to the provision as modified, amended or supplemented from time to time and any subordinate legislation made under such statutory provision which in either case is in force on the date of this Agreement.

(g)                                 Subject to Section 11.06, references to a Person shall include any permitted assignee or successor to such Party in accordance with this Agreement.

(h)                                 If any period is referred to in this Agreement by way of reference to a number of days, the days shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a day that is not a Business Day, in which case the last day shall be the next succeeding Business Day.

(i)                                     The terms “dollars” or “$” or “U.S. dollars” shall mean United States dollars and all payments hereunder shall be made in United States dollars.

(j)                                     The use of “or” is not intended to be exclusive unless explicitly indicated otherwise.

(k)                                  The table of contents and the descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(l)                                     Any legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than New York State be deemed to include what most nearly approximates in that other jurisdiction such legal term and any reference to a New York State or United States federal Law shall be construed so as to include equivalent or analogous Laws of any other relevant jurisdiction.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01.                 Purchase and Sale of the Shares.  Upon the terms and subject to the conditions of this Agreement, at the Closing, ABB shall cause each Share Seller to sell the Shares that such Share Seller owns as set forth in column 3 of Exhibit B-1 to Purchaser or to an OGP Purchaser, and Purchaser shall purchase or cause an OGP Purchaser to purchase the Shares and each right attaching to the Shares at the Closing free and clear of any Encumbrances.  Effective upon the Closing, ABB waives, and at the Closing ABB shall cause ABB Ltd. and each of the Share Sellers to waive on its own behalf and on behalf of its and their respective Affiliates, all applicable rights of pre-emption and other restrictions on transfer in their favor over the Shares.

SECTION 2.02.                 Purchase and Sale of the Purchased Assets.  (a)  Upon the terms and subject to the conditions of this Agreement, at the Closing ABB shall cause the Asset Sellers and the IPR Assignors to sell, convey, assign, transfer and deliver to Purchaser or to an OGP Purchaser, and Purchaser shall purchase or cause an OGP Purchaser to purchase from the Asset Sellers and the IPR Assignors, all of the Asset Sellers’ and the IPR Assignors’ right, title and interest in and to the Purchased Assets (and in respect of the IPR Assignors such Intellectual Property in respect of the OGP Business owned by the IPR Assignors) free and clear of any Encumbrances other than Permitted Encumbrances.

(b)                                 Notwithstanding anything in Section 2.02(a) to the contrary, the Asset Sellers shall not sell, convey, assign, transfer or deliver to Purchaser or an OGP Purchaser, and Purchaser shall not purchase, nor cause an OGP Purchaser to purchase, and the Purchased Assets shall not include, the right, title and interest of any Asset Seller in and to any of the Excluded Assets.

SECTION 2.03.                 Assumption and Exclusion of Liabilities.  (a)  Purchaser, from and after the Closing, shall assume and shall duly and punctually pay, perform and discharge when due in accordance with their respective terms, or shall cause an OGP Purchaser to assume and so pay, perform and discharge, the Assumed Liabilities.

(b)                                 Notwithstanding anything in Section 2.03(a) to the contrary, each Asset Seller shall retain, and shall be responsible for paying, performing and discharging when due, and Purchaser and the OGP Purchasers shall not assume or have any responsibility for, the Excluded Liabilities.

SECTION 2.04.                 Purchase Price.  (a)  The amount to be paid in cash at the Closing by Purchaser (for itself and on behalf of the OGP Purchasers) for the Shares and the Purchased Assets and the assumption of the Assumed Liabilities shall be $847,000,000, as adjusted in accordance with Sections 2.09 and 6.10(a) (the “Initial Purchase Price”).  The purchase price shall be the Initial Purchase Price, as adjusted in accordance with Sections 2.10 and 6.10 after the Closing, plus the Deferred Consideration (the “Purchase Price”).  Following the Closing, any payment made by either ABB or Purchaser or any Affiliate of ABB or Purchaser Affiliate, as applicable, pursuant to the Deferred Transfer Agreement or any provision of this Agreement shall be treated as either an increase or decrease in the Purchase Price, as the case may be.

(b)                                 All monies to be transferred pursuant to this Agreement shall be made by electronic transfer of immediately available funds to (i) ABB’s Bank Account if a payment is due to ABB, the Sellers or any of their Affiliates (other than Affiliates which form a part of the OGP Business), or, as the case may be, to (ii) the Purchaser’s Bank Account if a payment is due to Purchaser or any of the Purchaser Affiliates.  Except as required by Law or as otherwise specifically provided in this Agreement, such payments will be made without setoff, restriction or condition and without any deduction or withholding.  Receipt of such monies into either ABB’s Bank Account or Purchaser’s Bank Account shall be received as agent for the relevant Affiliate of ABB or Purchaser Affiliate, as the case may be, to whom such monies are owed and shall be an absolute discharge to Purchaser, the Purchaser Affiliates, ABB or any of its Affiliates who in each case shall not be concerned to see application of any such amount thereafter.

(c)                                  Purchaser and ABB agree that the Purchase Price shall be allocated as set forth in Exhibit C (as may be restated pursuant to this Section 2.04(c)) and that the Parties shall report for all Tax purposes the transactions contemplated by this Agreement in a manner consistent with the terms of this Agreement, including the allocation method utilized in the preparation of Exhibit C for the purchase and sale of the OGP Shares and the Purchased Assets and the assumption of the Assumed Liabilities.  The allocation shall be restated as agreed between the Parties to account for any adjustment pursuant to Sections 2.04(a), 2.09, 2.10, 6.10 and Article IX (with such restatement being based on the principles applied in connection with the original allocation).  Neither Party shall take, and ABB shall cause its Affiliates and Purchaser shall cause the Purchaser Affiliates not to take, any position inconsistent therewith in any Tax Return, in any refund claim, in any litigation or other document or otherwise take any position inconsistent with the allocation determined pursuant to this Section 2.04(c), except to the extent required to comply with a Change of Law or as required to comply with a change in GAAP.

SECTION 2.05.                 Closing.  (a)  Upon the terms and subject to the conditions of this Agreement, (i) the sale and purchase of the Shares and (ii) the sale and purchase of the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Shearman & Sterling LLP, Broadgate West, 9 Appold Street, London, England EC2A 2AP, on the later of (x) the third Business Day following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Sections 8.01(a), 8.02(c), 8.03(d) and 8.03(j) (assuming that on such date all other conditions to the Closing have been satisfied) and (y) the expiry of ten Business Days from receipt by Purchaser of the Pre-Closing Notice as contemplated by Section 2.09(a), or at such other place or at such other date or time as ABB and Purchaser may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

(b)                                 At the Closing, the Parties shall consummate the Primary Transactions as well as each of the Secondary Transactions for which all of the Additional Approvals set forth in Section 8.04 shall then have been satisfied, including payment of the Initial Purchase Price.

(c)                                  On the date which is the calendar month end preceding the Longstop Date (or such other date as the Parties mutually agree), ABB and Purchaser shall jointly undertake a physical inventory of inventory of the OGP Business.  If the Effective Date occurs after the date which is the calendar month end preceding the Longstop Date (or such other date as the Parties mutually agree), the Parties shall only roll forward, taking into account all relevant facts and circumstances, the results of such inventory of inventory, and shall not undertake a further physical inventory of inventory of the OGP Business.

SECTION 2.06.                 Deferred Closings.  In the event that one or more of the conditions set forth in Section 8.04 with respect to one or more Secondary Transactions have not been satisfied or waived prior to the date fixed for the Closing pursuant to Section 2.05(a), the Secondary Transactions requiring such Additional Approvals, as set forth on Exhibit M, shall not be consummated at the Closing and ABB shall not be required to deliver the Provisionally Retained Business.  In such event, at the Closing, (i) ABB and Purchaser shall cause the applicable Seller, on the one hand, and the applicable OGP Purchaser, on the other hand, respectively, to execute and deliver a deferred transfer agreement, substantially in the form of Exhibit K (the “Deferred Transfer Agreement”) with respect to the Provisionally Retained Businesses and (ii) ABB shall cause to be issued in favor of and delivered to Purchaser the Repayment Bank Guarantee in an aggregate principal amount equal to the amounts allocated to the Provisionally Retained Business as set forth in the column titled “Allocation Amounts” set forth in Exhibit L (the “Allocation Amount”).  The Deferred Transfer Agreement and, when executed pursuant to the Deferred Transfer Agreement, the relevant Local Agreements, shall govern the terms and conditions of the consummation of each Secondary Transaction.

SECTION 2.07.                 Closing Deliveries by Purchaser.  At the Closing, Purchaser shall deliver, or cause to be delivered, to ABB:

(i)                                     the Initial Purchase Price as contemplated by Section 2.04(a);

(ii)                                  a receipt for the certificates or other instruments evidencing the Shares and the shares of capital stock of the Material Subsidiaries;

(iii)                               the Intercompany Settlement Payment as contemplated by Section 2.09(d), if applicable;

(iv)                              a receipt for the Intercompany Settlement Payment, if applicable;

(v)                                 a certificate from Purchaser, signed by a duly authorized officer thereof, confirming the matters described in Section 8.02(a) hereof;

(vi)                              a true and complete copy, certified by the Secretary or an Assistant Secretary of Purchaser, of the resolutions duly and validly adopted by Purchaser’s Board of Directors evidencing its authorization of the execution and delivery of the Transaction Agreements to which it is a party and the consummation of the transactions contemplated thereby;

(vii)                           a true and complete copy, certified by a duly authorized officer of Purchaser, of the applicable resolutions duly and validly adopted by the Board of

Directors of each applicable OGP Purchaser evidencing such Board’s authorization of the execution and delivery of the respective Local Agreements to which it is a party and the consummation of the transactions contemplated thereby;

(viii)                        a duly executed counterpart of each of the Related Agreements, except for the Non-Competition Agreement;

(ix)                                a true and complete copy, certified by a duly authorized officer of Purchaser, of the Purchaser Financing Documents; and

(x)                                   a duly executed counterpart of a joint acknowledgement of the Closing Date (the “Closing Date Acknowledgement”).

SECTION 2.08.                 Closing Deliveries by ABB.  At the Closing, ABB shall deliver, or cause to be delivered, to Purchaser or its designee:

(i)                                     evidence of the release and discharge of the OGP Subsidiaries from the Capital Modernization Program in a form reasonably satisfactory to Purchaser;

(ii)                                  evidence of the release and discharge of the OGP Subsidiaries from the Eureka Program in a form reasonably satisfactory to Purchaser;

(iii)                               the Intercompany Settlement Payment as contemplated by Section 2.09(d), if applicable;

(iv)                              a receipt for the Initial Purchase Price (including the anticipated Stub Payment) and the estimated Intercompany Settlement Payment, if applicable;

(v)                                 a certificate from ABB, signed by a duly authorized officer thereof, confirming the matters described in Sections 8.03(a), (d) and (e) hereof;

(vi)                              a true and complete copy, certified by a duly authorized officer of ABB, of the resolutions duly and validly adopted by ABB’s Board of Directors evidencing its authorization of the execution and delivery of the Transaction Agreements to which it is a party and the consummation of the transactions contemplated thereby;

(vii)                           a true and complete copy, certified by a duly authorized officer of ABB, of the applicable resolutions duly and validly adopted by the Board of Directors of each applicable Seller evidencing such Board’s authorization of the execution and delivery of the respective Local Agreement to which it is a party and the consummation of the transactions contemplated thereby;

(viii)                        the resignation letters contemplated by Section 5.11(a);

(ix)                                a duly executed counterpart of each of the Related Agreements, except for the Non-Competition Agreement;

(x)                                   evidence that the Aberdeen Lease and the Houston Lease have been terminated in accordance with Section 8.03(h) in a form reasonably satisfactory to Purchaser; and

(xi)                                a duly executed counterpart of the Closing Date Acknowledgement.

SECTION 2.09.                 Pre-Closing Adjustment; Estimated Effective Date Net Assets; Intercompany Settlement Payment.  (a)  Not less than ten (10) Business Days prior to the anticipated Closing Date, ABB shall deliver to Purchaser a notice (the “Pre-Closing Notice”) setting forth ABB’s good faith estimate of:

(i)                                     the Net Assets of the OGP Business (including, for the avoidance of doubt, the Provisionally Retained Business, if any) determined in accordance with the Closing Accounting Principles (the “Estimated Effective Date Net Assets”);

(ii)                                  the related Pre-Closing Adjustment, if any;

(iii)                               the estimated Intercompany Settlement Payment as of the Closing Date, if any, and, if different, the estimated amount of the Intercompany Settlement Payment assuming such amounts were determined as of the Effective Date;

(iv)                              the amount expected to be outstanding under the External Debt Contracts on the Closing Date;

(v)                                 the amount of cash expected to be reflected on the Effective Date Balance Sheet and, if different, the amount of cash expected to be included in the OGP Business as of the Closing Date, including confirmation as to the amount to be paid, declared or set aside for payment as a dividend or other distribution to ABB or any of its Affiliates;

(vi)                              confirmation of any additional Indebtedness (amount and material borrowing terms) for money borrowed from any Person other than ABB or any of its affiliates, such confirmation to evidence the amount and the material terms upon which it is borrowed;

(vii)                           a revised Exhibit C reflecting the proposed Initial Purchase Price; and

(viii)                        the anticipated Stub Payment required to be paid by Purchaser to ABB pursuant to Section 2.09(c), if any, and the projected Closing Date.

(b)           Subject to Section 2.09(e), the “Pre-Closing Adjustment” shall be equal to the amount of (x) the Estimated Effective Date Net Assets less (y) $623,000,000 plus (z) the anticipated Stub Payment contemplated by Section 2.09(c) as set forth in the Pre-Closing Notice.  Subject to Section 2.09(e), if the Pre-Closing Adjustment is a positive amount, then the Initial Purchase Price shall be increased by an amount equal to such excess amount and if the Pre-Closing Adjustment is a negative amount, then the Initial Purchase Price shall be decreased by an amount equal to such negative amount.

(c)           Subject to Section 2.09(e), if the Closing occurs on any date other than the last day of a calendar month, Purchaser shall pay to ABB an amount equal to the product of $202,740.00 multiplied by the calendar date of the month in which the Closing occurs (for the purpose of clarity, if the Closing Date is the 12th day of the month, $202,740.00 shall be multiplied by 12) (such payment being the “Stub Payment”) and if the Closing Date occurs on the last day of a calendar month, no Stub Payment shall be made by Purchaser to ABB.

(d)           The Intercompany Settlement Payment shall be deemed to settle in full, subject to Section 2.10(e), all outstanding obligations for money owed (including all non-trade accounts) between ABB or its Affiliates (other than any OGP Subsidiary) and any OGP Subsidiary, other than the Intra-Group Trading Amount, as of the Closing Date.  The “Net Intercompany Balance” shall mean the difference of (i) the sum of all outstanding obligations as of the Closing Date for money owed (including all non-trade accounts) by ABB and/or any of its Affiliates (other than any OGP Subsidiary), on the one hand, to any OGP Subsidiary, on the other hand, other than obligations that reflect the Intra-Group Trading Amount less (ii) the sum of all outstanding obligations as of the Closing Date for money owed (including all non-trade accounts by any OGP Subsidiary, on the one hand, to ABB and/or any of its Affiliates (other than any OGP Subsidiary), on the other hand, other than the Intra-Group Trading Amount.  Subject to Section 2.09(e), if the Net Intercompany Balance is positive, ABB shall pay an amount equal to such positive balance to Purchaser and if the Net Intercompany Balance is negative, Purchaser shall pay an amount equal to such negative balance to ABB.  For purposes of this Agreement, such payment amount is referred to as the “Intercompany Settlement Payment”.

(e)           If the aggregate sum of (w) $847,000,000 plus (x) the Pre-Closing Adjustment contemplated by Section 2.09(b) plus (y) the Intercompany Settlement Payment contemplated by Section 2.09(d) less (z) the adjustment in relation to pensions contemplated by Section 6.10(a) equals a net amount owed by Purchaser to ABB in excess of $816,000,000 (if prior to or on the Closing Date ABB has made the June 2004 payroll payments to the OGP Employees of ABB Offshore Systems AS and its subsidiaries) or $802,000,000 (if prior to or on the Closing Date ABB has not made the June 2004 payroll payments to the OGP Employees of ABB Offshore Systems AS and its subsidiaries), as the case may be (such excess amount being, the “Delayed Amount”), then Purchaser shall, subject to Section 2.10(g), be obligated only to pay to ABB on the Closing Date an amount equal to $816,000,000 or $802,000,000, as the case may be; provided, however, that such amounts shall be increased by the amount of cash and cash equivalents included in the balance sheet from which the Estimated Effective Date Net Assets was derived up to but not in excess of $16,000,000.  The supporting calculation to each of the figures of $816,000,000 and $802,000,000 (as may be adjusted as provided in this Section 2.09(e)) referenced in this Section 2.09(e) is set forth in Section 2.09(e) of the Disclosure Schedule.  For the avoidance of doubt, such calculations are for illustrative purposes only and serve no other purpose other than to determine the agreed balances in this Section 2.09(e).  To the extent that the Argentinean Debt has not been discharged and released in full by the Closing Date, then the figures of $816,000,000 and $802,000,000 (as may be adjusted as provided in this Section 2.09(e)) referenced in this Section 2.09(e) shall be reduced only to the extent of the Indebtedness (including all reasonable costs of termination) outstanding under the Argentinean Debt at the Closing Date.  For the purpose of this Section 2.09(e), “Argentinean Debt” means the Indebtedness set forth in line 1 of Section 3.09(a)(i) to the Scope I Operations Disclosure Schedules.

(f)            Prior to and following the delivery of the Pre-Closing Notice, Purchaser and the Purchaser Representatives shall have the ability to consult with ABB and the ABB Representatives with respect to the determination of the items set forth in the Pre-Closing Notice.  If upon such consultation the Parties agree that any of the amounts set forth in the Pre-Closing Notice should be changed, ABB shall deliver to Purchaser an amended Pre-Closing Notice setting forth such agreed amounts, and such amended Pre-Closing Notice shall be deemed to be the Pre-Closing Notice for all other purposes of this Agreement.  If ABB and Purchaser do not agree upon any amendments to the Pre-Closing Notice, the Pre-Closing Adjustments shall be calculated based on the amounts set forth in the Pre-Closing Notice.

(g)           If between the Effective Date and the Closing Date, ABB causes one or more OGP Subsidiaries to pay to the DOJ monetary penalties required by applicable Law to be paid upon completion of the Compliance Review which penalties in the aggregate are in excess of the provisions for such penalties set forth in the Closing Accounting Principles, the Estimated Effective Date Net Assets set forth in the Pre-Closing Notice shall be deemed for purposes of this Section 2.09 and Section 2.10 to be reduced by the aggregate amount of such penalties in excess of the provisions for such penalties set forth in the Closing Accounting Principles.

SECTION 2.10.                 Post-Closing Adjustment.  The Purchase Price shall be subject to adjustment after the Closing as set forth in this Section 2.10:

(a)                                  Effective Date Balance Sheet.  As promptly as practicable, but in any event within seventy-five (75) calendar days following the Closing Date, Purchaser shall deliver to ABB (i) an unaudited combined statement of assets and liabilities of the OGP Business, excluding the Excluded Assets and Excluded Liabilities and including, for the avoidance of doubt, the Provisionally Retained Businesses (the “Effective Date Balance Sheet”), if any, as of the last calendar day of the calendar month immediately preceding the Closing Date or, if such date is the last calendar day of the month, as of the Closing Date (the “Effective Date”), (ii) a report setting forth the Net Intercompany Balance and the related Intercompany Settlement Payment and (iii) a report setting forth the Stub Payment and the related adjustment to the Initial Purchase Price, based on the Closing Date Acknowledgement (collectively, the “Purchase Price Documentation”).  The Effective Date Balance Sheet shall be prepared in accordance with the Closing Accounting Principles, and with the cooperation of, and in consultation with, ABB.  Purchaser shall, and shall cause the Purchaser Affiliates to, and Purchaser shall use its reasonable efforts to cause the officers, employees, authorized agents, Purchaser’s Accountants, counsel and other representatives of Purchaser (the “Purchaser Representatives”) to afford ABB and the officers, employees and authorized agents, ABB’s Accountants, counsel and other representatives of ABB (the “ABB Representatives”) reasonable access, during normal business hours, to the offices, employees, properties, plants, other facilities, books and records of Purchaser and the OGP Purchasers, as the case may be, with respect to the OGP Business reasonably required by ABB and/or the ABB Representatives for the purpose of participating in the preparation of the Purchase Price Documentation and/or for the purpose of agreeing or settling any dispute in relation thereto and to allow ABB and the ABB Representatives to take copies of such documents; provided, however, that Purchaser’s Accountants or any other auditors or accountants of Purchaser or any Purchaser Affiliate shall not be obliged to make any work papers available to any Person unless and until such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants.

(b)                                 Disputes.  (i)  Subject to clauses (ii), (iii) and (iv) of this Section 2.10(b), the Purchase Price Documentation delivered by Purchaser to ABB shall be final, binding and conclusive on the Parties.

(ii)                                  ABB may dispute any amount reflected on the Purchase Price Documentation; provided, however, that ABB shall have delivered to Purchaser a written notice (the “Dispute Notice”) of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within thirty (30) Business Days of Purchaser’s delivery of the Purchase Price Documentation to ABB.  In the event of such a dispute, Purchaser, together with Purchaser’s Accountants, and ABB, together with ABB’s Accountants, shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the Parties.

(iii)                               If the Parties are unable to resolve any such dispute within ten (10) Business Days of receipt by Purchaser of the Dispute Notice, ABB and Purchaser shall, within five (5) Business Days, submit those items remaining in dispute for joint resolution by the London and New York offices of PricewaterhouseCoopers or, failing its appointment and in the absence of the Parties being able to agree upon a suitable replacement within ten (10) Business Days of such failure to appoint PricewaterhouseCoopers, such other internationally recognized independent accounting firm appointed upon the application of either Party by the President at such time of the Institute of Chartered Accountants of England and Wales (the “Independent Accounting Firm”), which shall, within thirty (30) Business Days after such submission, make a final determination, binding on the Parties, of the appropriate amount of each of the items of the Purchase Price Documentation set forth in the Dispute Notice.  The Parties shall each provide the Independent Accounting Firm with all information relating to the items in dispute which the Independent Accounting Firm may reasonably request and the Independent Accounting Firm shall be entitled (to the extent it considers appropriate) to base its determination on such information.  During such determination period, the Independent Accounting Firm shall also adjust the Purchase Price Documentation delivered by Purchaser to ABB to reflect the items determined by the Independent Accounting Firm, and indicate the required payor and payment amount as a result of such adjustments, if any, and deliver a copy of such Purchase Price Documentation to each of the Parties and to the bank providing the Adjustment and Indemnity Bank Guarantee.  The Purchase Price Documentation prepared by the Independent Accounting Firm shall be final, binding and conclusive upon the parties.  None of ABB, its Affiliates, Purchaser or any Purchaser Affiliate shall, from the date of this Agreement until such time as the Purchase Price Documentation shall have been finally determined as set forth herein, retain the Independent Accounting Firm to provide any material accounting, auditing, consulting or other similar services to such Person in connection with any matter, mandate or undertaking.

(iv)                              The fees and disbursements of the Independent Accounting Firm shall be paid by ABB in the same proportion that the aggregate of the amounts represented by such remaining disputed items so submitted to the Independent Accounting Firm that are unsuccessfully disputed by ABB (as finally determined by the Independent Accounting Firm) bears to the aggregate of such amounts represented by such remaining disputed items so submitted, and the balance shall be paid by Purchaser.  In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of arbitrators.

(c)                                  Final Purchase Price Documentation.  Each of (i) the statement of assets and liabilities of the OGP Business set out within the Effective Date Balance Sheet, (ii) the Net Intercompany Balance (the “Final Net Intercompany Balance”) and the final related Intercompany Settlement Payment and (iii) the Stub Payment, that is final and binding upon the Parties as determined (x) due to the failure of ABB to deliver a Dispute Notice within 30 Business Days of Purchaser’s delivery of the Purchase Price Documentation, (y) through the agreement of the Parties pursuant to Section 2.10(b)(ii) or (z) through the action of the Independent Accounting Firm pursuant to Section 2.10(b)(iii), is referred to as the “Final Effective Date Balance Sheet”, the “Final Intercompany Settlement Payment” and the “Final Stub Payment”, respectively.

(d)                                 Purchase Price Adjustment.  Within ten (10) Business Days of the Effective Date Balance Sheet being deemed final, an adjustment to the Initial Purchase Price shall be paid as follows:

(i)                                     in the event that the amount of Net Assets reflected on the Final Effective Date Balance Sheet is less than the amount of Estimated Effective Date Net Assets, then ABB shall pay to Purchaser an amount equal to such shortfall by wire transfer in immediately available funds to Purchaser’s Bank Account; or

(ii)                                  in the event that the amount of Net Assets reflected on the Final Effective Date Balance Sheet exceeds the amount of Estimated Effective Date Net Assets, then Purchaser shall pay to ABB an amount equal to such excess.

(e)                                  Final Intercompany Settlement Payment.  Within ten (10) Business Days of the Intercompany Settlement Payment being deemed final:

(i)                                     in the event the Final Net Intercompany Balance is greater than the Net Intercompany Balance set forth in the Pre-Closing Notice, then ABB shall pay to Purchaser an amount equal to such excess; or

(ii)                                  in the event the Final Net Intercompany Balance is less than the Net Intercompany Balance set forth in the Pre-Closing Notice, then Purchaser shall pay to ABB an amount equal to such shortfall.

(f)                                    Final Stub Payment.  Within ten Business Days of the Stub Payment being deemed final, in the event the Closing Date was a date other than anticipated in the Pre-Closing Notice, an adjustment to the Initial Purchase Price shall be paid as follows:

(i)                                     in the event the Final Stub Payment is less than the Stub Payment set forth in the Pre-Closing Notice, then ABB shall pay to Purchaser an amount equal to such shortfall; or

(ii)                                  in the event the Final Stub Payment exceeds the Stub Payment set forth in the Pre-Closing Notice, then Purchaser shall pay to ABB an amount equal to such excess.

(g)                                 Delayed Amount.  Within ten (10) Business Days of the Effective Date Balance Sheet being deemed final, Purchaser shall pay to ABB the Delayed Amount.

(h)                                 Netting of Payment Amounts; Interest.  (i)  Any payments required to be made pursuant to Sections 2.10(d), (e), (f) and (g) shall be netted.  No payment shall be made pursuant to Sections 2.10(d), (e), (f) and (g) until the Purchase Price Documentation has been determined in full.  ABB and Purchaser agree on behalf of themselves and of their Affiliates or the Purchaser Affiliates, as applicable, that any such payment made pursuant to Section 2.10(d) and 2.10(f) will be an adjustment to the Purchase Price; and

(ii)           The net amount of the payments required to be made by either Party pursuant to Sections 2.10(d), (e), (f) and (g) shall be paid, together with interest thereon determined as provided by Section 9.09, from the Closing Date to the date of payment (the “Net Payment”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ABB

As an inducement to Purchaser to enter into this Agreement, ABB hereby represents and warrants to Purchaser as follows:

SECTION 3.01.                 Organization and Authority of ABB and the Sellers.  (a)  ABB is a corporation duly incorporated, validly existing and in good standing under the laws of Switzerland and has all necessary corporate power and authority to enter into, execute and deliver this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated by the Transaction Agreements.  The execution and delivery of this Agreement by ABB, the performance by ABB of its obligations hereunder and under the Related Agreements to which it is, or will be when executed as provided in this Agreement, a party and the consummation by ABB of the transactions contemplated by the Transaction Agreements have been duly authorized by all requisite action on the part of ABB.  This Agreement has been, and upon their execution each of the Related Agreements will be, duly executed and delivered by ABB to the extent ABB is a party thereto, and, assuming due authorization, execution and delivery by Purchaser and the other parties thereto, if any, this Agreement is, and each of the Related Agreements to which ABB is a party will be, a legal, valid and binding obligation of ABB enforceable against it in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b)                                 Each Seller and IPR Assignor is a corporation duly incorporated, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its incorporation, and will have when executed as provided in this Agreement all necessary corporate power and authority to enter into, execute and deliver each Related Agreement to which it will be a party, to carry out its obligations thereunder and to consummate the transactions contemplated thereby.  The execution and delivery by each Seller and IPR Assignor of each Related Agreement to which it is a party, the performance by such Seller or such IPR Assignor of its obligations thereunder and the consummation by such Seller or such IPR Assignor of the transactions contemplated thereby will be, when executed as provided in this Agreement, duly authorized by all requisite action on the part of such Seller or such IPR Assignor.  Each Related Agreement to which each Seller and IPR Assignor will be a party will be, when executed as provided in this Agreement, duly executed and delivered by such Seller or such IPR Assignor and, assuming due authorization, execution and delivery by the other parties thereto, if any, will constitute, when executed as provided in this Agreement, a legal, valid and binding obligation of such Seller or such IPR Assignor enforceable against it in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

SECTION 3.02.                 Organization and Authority of the OGP Subsidiaries; Capital Stock of the OGP Subsidiaries; Ownership of the Shares.  (a)  Each OGP Subsidiary is a corporation duly incorporated or organized, validly existing and, where applicable, in good standing under the Laws of its jurisdiction of incorporation or organization and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the OGP Business as such business is currently being conducted by such OGP Subsidiary.  Each Asset Seller has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the OGP Business as such business is currently being conducted by such Asset Seller.  Each of the OGP Subsidiaries and each of the Asset Sellers relating to the OGP Business is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business, in each case relating to the OGP Business, makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect.

(b)                                 (i)  Each Seller is, or will be at the Closing, the beneficial and record owner of the Shares set forth opposite such Seller’s name in column 3 of Exhibit B-1 hereto; and

(ii)                                  all of the Shares set forth in column 3 of Exhibit B-1 hereto are, or will be at the Closing, duly authorized, validly issued, fully paid and nonassessable.  The issued and outstanding capital stock of each OGP Subsidiary is set forth in Section 3.02(b) of the Disclosure Schedule.  Each Seller Subsidiary is the beneficial and record owner of the shares of capital stock of the OGP Subsidiaries set forth in Section 3.02(b) of the Disclosure Schedule (together with the Shares, the “OGP Shares”) opposite such Seller Subsidiary’s name, and all of such shares are duly authorized, validly issued, fully paid and nonassessable.  The directors of each Material Subsidiary are set forth in Section 3.02(b) of the Disclosure Schedule.  Except as set forth in Section 3.02(b) of the Disclosure Schedule, (A) there are no options, warrants or rights of conversion or other rights, agreements, arrangements or commitments obligating any OGP Subsidiary to issue or sell or granting to any Person other than another OGP Subsidiary the right to acquire any of its shares of capital stock or securities convertible into or exchangeable for shares of its capital stock, (B) there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of such shares of capital stock and (C) there are no Encumbrances or agreements, arrangements or obligations to create or give any Encumbrance, relating to any of the OGP Shares.  To the knowledge of ABB, there is no outstanding or pending call for funding or other assumption of liability in respect to any OGP Subsidiary which is not cancelable by ABB or its Affiliates without payment of any penalty.

(c)                                  Each JV Company is an entity duly incorporated, validly existing and, where applicable, in good standing under the laws of the jurisdiction of its incorporation.  An OGP Subsidiary is the beneficial and record owner of the shares of capital stock of the JV Company set forth in Section 3.02(c) of the Disclosure Schedule opposite such JV Company’s name, and all of such shares are duly authorized, validly issued, fully paid and nonassessable.  Except as set forth in Section 3.02(c) of the Disclosure Schedule, there are no (i) voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of such shares of capital stock or (ii) Encumbrances or agreements, arrangements or obligations to create or give any Encumbrance, relating to any such shares of capital stock of a JV Company owned by an OGP Subsidiary.  With respect to each JV Company and each OGP Subsidiary that is not wholly owned by a Seller or another OGP Subsidiary, true and complete copies of the agreements creating or governing such entities have been provided to Purchaser in Section 3.02(c) of the Disclosure Schedule, and, to the knowledge of ABB, such documentation contains all material binding contractual terms relating to the arrangements described therein.  To the knowledge of ABB, (i) there is no outstanding or pending call for funding or other assumption of liability in respect of any of the JV Companies and (ii) no JV Company has an interest in or has agreed to acquire an interest in or merge or consolidate with a Person other than an OGP Subsidiary.

SECTION 3.03.                 No Conflict.  Assuming that all consents, approvals, authorizations and other actions described in Section 3.04 have been obtained and all filings and notifications listed in Section 3.04 of the Disclosure Schedule have been made, the execution, delivery and performance by ABB and the Sellers of the Transaction Agreements to which any of them is a party do not and will not (a) violate, conflict with or result in the breach of any provision of the charter or by-laws (or similar organizational documents) of ABB, the Sellers, the IPR Assignors, any OGP Subsidiary, or, to the knowledge of ABB, a JV Company, (b) conflict with or violate any Law or Order, or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or, in the case of any OGP Subsidiary, to the knowledge of ABB, a JV Company and the Purchased Assets, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the OGP Shares, to the knowledge of ABB, the shares of any JV

Company or of any Encumbrance other than a Permitted Encumbrance on any of the OGP Assets pursuant to, any note, grant, subsidy, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement (including all Material Contracts and Material Permits) entered into in the OGP Business and to which any OGP Subsidiary, Asset Seller or IPR Assignor is a party except, in the case of clause (b) or (c), as set forth in Section 3.03 of the Disclosure Schedule or as would not reasonably be expected to create a liability in excess of $500,000 in any individual case or $2,000,000 in the aggregate.

SECTION 3.04.                 Consents and Approvals.  (a)  The execution, delivery and performance by ABB, the Sellers and the IPR Assignors of the Transaction Agreements to which any of them is a party do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority except for (i) consents, appeals, authorizations or other orders, actions, filings or notifications not related to merger control or competition Laws set forth in Section 3.04(a) of the Disclosure Schedule, (ii) the notification and waiting period requirements of the HSR Act and (iii) applicable filings under non-United States antitrust and competition Laws that are required by Law to be made prior to the Closing and which are set forth in Section 3.04(a) of the Disclosure Schedule.

(b)                                 Neither the OGP Subsidiaries, the Asset Sellers relating to the OGP Business nor the IPR Assignors relating to the OGP Business have given an undertaking or written assurance (legally binding or not) or are subject to such an undertaking or written assurance to a Governmental Authority under the U.K. Fair Trading Act 1973, U.K. Competition Act 1980, U.K. Restrictive Trade Practices Acts 1976 and 1977, U.K. Resale Prices Act 1976, U.K. Competition Act 1998, Treaty of Rome, Agreement on the European Economic Area or any other similar law.  Neither the Sellers relating to the OGP Business, the OGP Subsidiaries nor the IPR Assignors relating to the OGP Business are subject to an Order or decision (not generally applicable) made under the U.K. Fair Trading Act 1973 or the U.K. Competition Act 1980 or by any guidance or decision of the Director General of Fair Trading or the Chairman of the Office of Fair Trading, or by a decision of the European Commission or a Governmental Authority, that would reasonably be expected to have a Material Adverse Effect.

(c)                                  None of the Asset Sellers relating to the OGP Business, the OGP Subsidiaries, the IPR Assignors or, to the knowledge of ABB, the JV Companies have ever received, nor have any of them made an application to receive, any aid (as that term is understood for the purposes of Articles 87 to 89 of the Treaty of Rome) from a member state of the European Community which could give rise to a reimbursement obligation as a result of the consummation of the transactions contemplated by this Agreement.

SECTION 3.05.                 Financial Information.  (a)  Section 3.05 of the Disclosure Schedule sets forth true and complete copies of (i) the audited combined balance sheets for each of the Scope 1 Operations and the Scope 2 Operations, respectively, for the three years ending December 31, 2000, 2001 and 2002 and the related audited combined statements of income and cash flows for the Scope 1 Operations and the Scope 2 Operations, as the case may be, for the periods ended on such dates (together, the “Financial Statements”), (ii) the unaudited management report for the OGP Business as at and for the eleven-month period ending November 30, 2003 (the “Monthly Management Report”) and (iii) the P.90 Base Case EBITDA.  The Financial Statements present fairly, in all material respects, the financial position, the statement of operations, cash flows, stockholders’ equity and results of operations of the Scope 1 Operations and the Scope 2 Operations, as the case may be, as at such date in conformity with GAAP.  The Financial Statements have been prepared from the books and records of the OGP Subsidiaries and the Asset Sellers relating to the OGP Business and have been derived from the monthly financial reports provided to management of the OGP Business.  The Financial Statements accurately reflect, in all material respects, the assets and operations of ABB Óleo e Gás Ltda. and ABB Óleo e Gás Manutencão & Modificação, Ltda. as of December 31, 2002.

(b)                                 The statutory books and accounting records of the OGP Subsidiaries and the Asset Sellers relating to the OGP Business have been maintained in accordance with applicable Law and pursuant to OGP Business policies.  All such books and records are the property of the OGP Subsidiaries and the Asset Sellers relating to the OGP Business or in their possession (or under their control), and no written notice has been received alleging that such books or records are materially incorrect or should be rectified to correct a material error.

(c)                                  Except as set forth in Section 3.05(c) of the Disclosure Schedule, the financial statements included in the Monthly Management Report have been derived directly from the books and records of the OGP Business (relating to each OGP Subsidiary or business reporting unit forming part of the OGP Business), have been prepared in all material respects on a basis consistent with the past practice of the OGP Business having regard to the purpose for which they were created and are accurate in all material respects and are not misleading in any material respect.

(d)                                 As at September 30, 2003, the aggregate of (w) the consolidated order backlog of ABB Vetco Gray (as defined in Exhibit E), (x) the consolidated order backlog of ABB Offshore Systems AS and its subsidiaries, (y) the order backlog of ABB Óleo e Gás Ltda. and (z) the order backlog of ABB Óleo e Gás, Manutenção e Modificação, Ltda., determined in accordance with ABB’s customary management reporting practices, was $981,400,000.

SECTION 3.06.                 Conduct of the OGP Business in the Ordinary Course; Absence of Certain Changes, Events and Conditions.  Since December 31, 2002 through the date of this Agreement, except as set forth in Section 3.06 of the Disclosure Schedule, the OGP Business has been conducted in the ordinary course and consistent with past practice.  Without limiting the foregoing, except as set forth in Section 3.06 of the Disclosure Schedule, since December 31, 2002 through the date of this Agreement, none of the OGP Subsidiaries or the Asset Sellers relating to the OGP Business has:

(i)                                     made any loan, guaranteed any Indebtedness or otherwise incurred any Indebtedness (other than by an Asset Seller or by and between an OGP Subsidiary, on the one hand, and either another OGP Subsidiary, ABB or an Affiliate of ABB, on the other hand) having an aggregate value exceeding $5,000,000;

(ii)                                  sold, transferred, leased, subleased, licensed or otherwise disposed of any of the OGP Real Property or Purchased Assets (other than the Transferred Intellectual Property) having an aggregate value exceeding $5,000,000;

(iii)                               sold, transferred, licensed (other than licenses of Business Intellectual Property ancillary to the sale of products or services in the ordinary course of business) or otherwise disposed (other than by expiration or lapse) of any Business Intellectual Property having an aggregate value exceeding $1,000,000;

(iv)                              suffered any damage, destruction or loss not covered by insurance with respect to the OGP Assets having a replacement cost of more than $500,000 for any single loss or $1,000,000 in the aggregate for all such losses;

(v)                                 entered into any amendment, termination or relinquishment of any Material Contract, other than in the ordinary course of business consistent with past practice;

(vi)                              declared any dividend or other distribution of capital or income which has not been paid prior to the date hereof;

(vii)                           agreed to redeem or purchase any of its share capital, or agreed to repay any of its loan capital except for redemptions, repurchases or repayments that have been completed prior to the date hereof;

(viii)                        made any material change to the policies of the OGP Business with respect to the settlement of accounts payable or collection of accounts receivable;

(ix)                                made any change in any method of accounting or accounting practice or policy, other than such changes required by GAAP or as set forth in Exhibit E;

(x)                                   created or incurred any Encumbrance other than a Permitted Encumbrance on any OGP Asset nor sold or factored any customer receivables other than pursuant to the Securitization Programs; or

(xi)                                agreed, whether in writing or otherwise, to take any of the actions specified in this Section 3.06.

SECTION 3.07.                 Compliance with Laws.  Except as set forth in Section 3.07 of the Disclosure Schedule:

(i)                                     the OGP Business is being conducted in all material respects in compliance with all Laws and Orders applicable to the OGP Business;

(ii)                                  one or more of the OGP Subsidiaries or the Asset Sellers has all material governmental licenses, permits and authorizations necessary to conduct the OGP Business as conducted as of the date hereof (the “Material Permits”), and none of the OGP Subsidiaries or the Asset Sellers has, within the last twelve months, received written notice that has not been subsequently withdrawn that any Governmental Authority intends to cancel or terminate any Material Permit;

(iii)                               there is no pending investigation, enquiry or disciplinary proceeding by any Governmental Authority concerning a material breach of or alleged material noncompliance with Law with respect to the OGP Business or any OGP Asset and, to the knowledge of ABB, no such investigation, enquiry or proceeding is threatened;

(iv)                              none of the OGP Subsidiaries or the Asset Sellers relating to the OGP Business nor any person for whose acts or defaults the OGP Subsidiaries or the Asset Sellers relating to the OGP Business may be vicariously liable has (A) induced a person to enter into an agreement or arrangement with any OGP Subsidiary or Asset Seller by means of an unlawful payment, contribution, gift or inducement or (B) offered or made an unlawful payment, contribution, gift or inducement to a government official or employee, and there is no pending investigation, inquiry or disciplinary proceeding by any Governmental Authority concerning the matters described in clauses (A) and (B) above.  Except as set forth in Section 3.07(iv) of the Disclosure Schedule, to the best knowledge of ABB, no other holder of shares of capital stock of an OGP Subsidiary which is not a wholly owned subsidiary of ABB has been a party to, participated in, or had prior knowledge of any such activity; and

(v)                                 there are no ongoing and have not been any material breaches by the OGP Subsidiaries, the Asset Sellers relating to the OGP Business or, to the knowledge of ABB, the JV Companies of the U.S. Antiboycott Laws and Regulations as at the date of this Agreement.  To ABB’s knowledge, no written notice has been received from any Governmental Authority claiming that the OGP Subsidiaries, the Asset Sellers or the JV Companies relating to the OGP Business are not in compliance with the U.S. Antiboycott Laws and Regulations.

SECTION 3.08.                 Litigation.  (a)  Except as set forth in Section 3.08 of the Disclosure Schedule, there are no Actions pending or, to ABB’s knowledge, threatened in writing against any of the OGP Subsidiaries, any of the Asset Sellers relating to the OGP Business or any other Person for whose acts or defaults the OGP Subsidiaries or an Asset Seller may be vicariously liable that would reasonably be expected to have a value in excess of $500,000 or could prevent or materially delay the ability of ABB or any of the Sellers to consummate the transactions contemplated by the Transaction Agreements.  To the knowledge of ABB, no circumstances exist which could reasonably be expected to give rise to such a claim.  Except as set forth in Section 3.08 of the Disclosure Schedule, none of the OGP Subsidiaries or any of the Asset Sellers relating to the OGP Business is subject to any Order (nor, to ABB’s knowledge, are there any such Orders threatened in writing) that would reasonably be expected to have a Material Adverse Effect.

(b)                                 To the knowledge of ABB, except as set forth in Section 3.08(b) of the Disclosure Schedule:  (i) none of the Asset Sellers (in connection with the OGP Business only) or any of the OGP Subsidiaries or JV Companies has, since 1991, had an Asbestos Claim asserted against it or has, since 1991, manufactured any product or equipment containing any asbestos; (ii) at all times during the years 1991 to the present the Asset Sellers (in connection with the OGP Business only) and the OGP Subsidiaries maintained (or had maintained on their behalf, and including through self-insurance) and had in force general liability insurance including coverage for product liability claims in amounts which at the time of issuance were on terms and conditions usual and customary for similarly situated companies and which, to the extent such coverage was available on commercially reasonable terms, did not exclude liability for asbestos claims and no claim has ever been asserted under any of said insurance in respect of any claimed asbestos liability; and (iii) no person has a valid Asbestos Claim against the Asset Sellers (in connection with the OGP Business only), the OGP Subsidiaries or the JV Companies, and no fact or circumstance exists which could reasonably be expected to result in an Asbestos Claim, which in the opinion of ABB is reasonably likely to succeed on the merits, being asserted against the Asset Sellers (in connection with the OGP Business only), the OGP Subsidiaries or the JV Companies.

SECTION 3.09.                 Material Contracts.  (a)  Section 3.09(a) of the Disclosure Schedule lists each of the following contracts and agreements, whether written or oral, in force as of the date hereof to which any OGP Subsidiary or Asset Seller is a party (but only to the extent such contracts and agreements relate to the OGP Business and, subject to Section 5.09, would be transferred to Purchaser or an OGP Purchaser hereunder) (together with the Business IP Licenses and the Key Contracts, the “Material Contracts”):

(i)                                     all contracts or agreements relating to the External Debt Contracts, the Capital Modernization Program and the Securitization Programs where an OGP Subsidiary or an Asset Seller is a borrower from a third party that is not an Affiliate having an aggregate outstanding amount thereunder;

(ii)                                  all contracts, grants, subsidies or other agreements with any Governmental Authority providing for payments to or from such Governmental Authority or to or from an OGP Subsidiary or an Asset Seller in excess of $1,000,000 individually, or $5,000,000 in the aggregate, over the remaining life of such contracts, grants, subsidies or other agreements;

(iii)                               all contracts or agreements that limit or purport to limit the ability of any OGP Subsidiary or an Asset Seller to compete in any line of business or with any Person or in any geographic area or during any period of time that will not expire upon consummation of the transactions contemplated by the Transaction Agreements and that are not cancelable without penalty or further payment and without more than 30 days’ notice;

(iv)                              all contracts or agreements relating to the retention of an OGP Subsidiary or an Asset Seller, other than with another OGP Subsidiary or Asset Seller with respect to a project, in connection with a project involving payments or receipts over the remaining term of such contract or agreement in excess of $15,000,000 that will not expire upon consummation of the transactions contemplated by the Transaction Agreements and that are not cancelable without penalty or further payment and without more than 30 days’ notice;

(v)                                 all contracts or agreements with an independent contractor or consultant, other than with another OGP Subsidiary or Asset Seller with respect to a project, relating to a contract described in clause (iv) above involving payments over the remaining term of such contract or agreement in excess of $10,000,000 that is not cancelable without penalty or further payment and without more than 30 days’ notice;

(vi)                              all contracts or agreements which during the past five (5) years have been registered with any Governmental Authority pursuant to any competition Law;

(vii)                           all contracts or agreements relating to the acquisition by an OGP Subsidiary or Asset Seller of an interest in, or the merger or consolidation of an OGP Subsidiary with, a Person other than another OGP Subsidiary executed after the date five (5) years prior to the date of this Agreement;

(viii)                        all contracts or agreements relating to the formation or governance of any partnership, joint venture, consortium or other unincorporated association, body or undertaking in which an OGP Subsidiary or Asset Seller relating to the OGP Business is to participate with any other person in any business or investment other than in connection with sales projects in the ordinary course of business for consideration with respect to the investment in such entity aggregating not more than $1,000,000; and

(ix)                                all hire purchase or lease contracts for assets with an aggregate outstanding liability in excess of $1,000,000 individually or $10,000,000 in the aggregate.

(b)                                 Except as set forth in Section 3.09(b) of the Disclosure Schedule, each Material Contract (i) is valid and binding on the OGP Subsidiary or Asset Seller party to such contract and, to the knowledge of ABB, the counterparties thereto and (ii) is in full force and effect.  To ABB’s knowledge, none of the counterparties to any of the Material Contracts has given notice of its intention to terminate, repudiate or disclaim a Material Contract to which it is a party.  Except as set forth in Section 3.09(b) of the Disclosure Schedule, none of the OGP Subsidiaries or the Asset Sellers and, to the knowledge of ABB, none of the counterparties thereto is in material breach of, or material default under, any Material Contract, and to ABB’s knowledge there are no facts or circumstances that could reasonably be expected to result in such a breach or default, except for such breaches or defaults as would not give rise to the right of a party not in breach or default to terminate such agreement or to claim damages in excess of $500,000.

(c)                                  True and complete copies of each Key Contract and the contracts listed in response to Section 3.09(a)(i) have been provided to Purchaser and are deemed to form part of the Disclosure Schedule.

(d)                                 None of the OGP Subsidiaries or Asset Sellers relating to the OGP Business is a party to any securitization or similar program other than the Securitization Programs.

(e)                                  All material contracts or agreements (other than those contracts and agreements terminated pursuant to Section 5.10) entered into between an OGP Subsidiary or an Asset Seller relating to the OGP Business and ABB or an Affiliate of ABB (other than an Affiliate which forms part of the OGP Business) were, when entered into, on arm’s-length commercial terms.

SECTION 3.10.                 Intellectual Property.  (a)  Section 3.10(a) of the Disclosure Schedule sets forth a list of all (i) patents, patent applications, trademark and service mark registrations and applications and copyright registrations included in the Business Intellectual Property and (ii) Business IP Licenses.

(b)                                 Except as set forth in Section 3.10(b) of the Disclosure Schedule, the registered Business Intellectual Property, which registered Business Intellectual Property would reasonably be expected to have a value in excess of $500,000, is valid and enforceable and has not been adjudged invalid or unenforceable.

(c)                                  Except as set forth in Section 3.10(c) of the Disclosure Schedule, there are no Actions against or involving any OGP Subsidiary, any Asset Seller or any IPR Assignor, including claims or opposition brought by an employee of an OGP Subsidiary, Asset Seller or IPR Assignor relating to the OGP Business, that are pending before any Governmental Authority alleging that the use of the Business Intellectual Property infringes upon or misappropriates the Intellectual Property of third parties or questions the title, validity, enforceability or entitlement of the Business Intellectual Property, which individual Action would reasonably be expected to have a value in excess of $500,000 or all Actions in the aggregate would reasonably be expected to have a value in excess of $2,000,000.  To the knowledge of ABB, no third party is infringing upon the Business Intellectual Property in any material respect except as set forth in Section 3.10(c) of the Disclosure Schedule.  To the knowledge of ABB and except as set forth in Section 3.10(c) of the Disclosure Schedule:  (i) the conduct of the OGP Business does not infringe or misappropriate the Intellectual Property of any third party and (ii) no fact or circumstance specific to the OGP Business exists which could reasonably be expected to give rise to such a claim.

(d)                                 The consummation of the transactions contemplated by this Agreement and the Related Agreements will not result in the termination or impairment of any of the Business Intellectual Property or Business IP Licenses, which impairment or termination would reasonably be expected to have a value in excess of $500,000.

(e)                                  All renewal, maintenance and other fees due and payable by the OGP Subsidiaries, the Asset Sellers and the IPR Assignors to Governmental Authorities in respect of the Business Intellectual Property prior to the Closing have been or will be paid prior to the Closing.

(f)                                    All material trade secrets and technical know-how owned by the OGP Subsidiaries and used in the OGP Business are adequately and properly documented in accordance with reasonable industry standards.  To the knowledge of ABB, no OGP Subsidiary, Asset Seller or IPR Assignor has disclosed or is contractually obligated to disclose any material trade secret or confidential technical know-how related to the OGP Business to any Person other than its employees, agents, authorized representatives or licensees who are bound by obligations of confidence, or except in the ordinary course of business on the condition that the disclosure is subject to obligations of confidence, or as required by Governmental Authorities or by Law.

SECTION 3.11.                 Real Property.  (a)  With respect to the Owned Real Property, except as would not reasonably be expected to have a Material Adverse Effect:

(i)                                     each OGP Subsidiary and Asset Seller indicated in Section 3.11 of the Disclosure Schedule has or will have at the Closing good and marketable fee simple title to the applicable Owned Real Property subject only to the Permitted Encumbrances;

(ii)                                  there are no Actions affecting any of the Owned Real Property pending or, to ABB’s knowledge, threatened in writing, which would reasonably be expected to materially impair the value or materially interfere with the present use of the Owned Real Property; and

(iii)                               no OGP Subsidiary or Asset Seller listed in Section 3.11 of the Disclosure Schedule has received written notice of a violation of any Law.

(b)                                 With respect to the Leased Real Property, except as would not reasonably be expected to have a Material Adverse Effect:

(i)                                     each OGP Subsidiary and Asset Seller indicated in Section 3.11 of the Disclosure Schedule has or will have at the Closing valid leasehold interests in the applicable Leased Real Property subject only to Permitted Encumbrances;

(ii)                                  there are no Actions affecting any of the Leased Real Property pending or, to ABB’s knowledge, threatened in writing which would reasonably be expected to materially impair the value or materially interfere with the present use of the Leased Real Property;

(iii)                               each of the leases (collectively, the “Leases”) relating to the Leased Real Property is valid and binding on the applicable OGP Subsidiary or Asset Seller indicated in Section 3.11 of the Disclosure Schedule and, to the knowledge of ABB, the counterparties thereto, and is in full force and effect;

(iv)                              no OGP Subsidiary or Asset Seller listed in Schedule 3.11 has received written notice of any event of default under any of the Leases and, to ABB’s knowledge, no event of default exists under any of the Leases with respect to any counterparty under the Leases; and

(v)                                 no OGP Subsidiary has any contingent liability in respect of any leasehold property in England and Wales other than the Leased Real Property.

(c)                                  The information set forth in Section 3.11 of the Disclosure Schedule under the following headings is true and accurate in all material respects with respect to Owned and Leased Real Property:  “No.”, “Owned/Leased”, “Asset Seller or OGP Subsidiary as Owner or Tenant (as applicable)”, “Other Occupant(s) of Property”, “Legal owner of land & building”, “Site Address”, “Country”, “Nature of Operations”, “Land (area in sqm)”, “Building/Facility (area in sqm)”, “% of sqm Occupied”, “Sqm Occupied”, “Description of Lease (if Leased Real Property)”, “Expiration Date of Lease (subject to the terms of the lease)” and “Estimated Annual Occupancy Cost”.  The OGP Real Property comprises all of the land and premises owned, occupied or used by, or in the possession of, the OGP Subsidiaries necessary for the operation of the OGP Business as such business is operated as of the date hereof.  Except for information with respect to “Expiration Date of Lease (subject to the terms of the lease)”, notwithstanding the above, the Parties agree that there will be no damages to Purchaser pursuant to this Section 3.11(c); provided that, from and after the Closing, Purchaser may continue to use any Owned or Leased Real Property in the manner in which such property was used prior to the Closing and pursuant to the same terms and conditions as were actually in existence prior to the Closing.

SECTION 3.12.                 Taxes.  Except as set forth in Section 3.12 of the Disclosure Schedule:

(a)                                  the OGP Subsidiaries and the Asset Sellers relating to the OGP Business have filed all material Tax Returns that they were required to file and have maintained all records necessary to calculate any pre-Closing Tax liability and any Tax payable on the disposal of any of the Purchased Assets.  All such Tax Returns were correct and complete in all material respects.  All material Taxes owed by the OGP Subsidiaries or relating to the OGP Business (whether or not shown on any Tax Return) have been paid or adequate reserves have been established with respect thereto.  To ABB’s knowledge, no claim has ever been made by an authority in a jurisdiction where an OGP Subsidiary or an Asset Seller with respect to the OGP Business does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.  There are no liens or security interests on any assets of the OGP Business or the assets of any of the OGP Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax except for liens for Taxes, assessments and governmental charges or levies not yet due and payable or which are being contested in good faith in proper proceedings;

(b)                                 the OGP Subsidiaries and the Asset Sellers relating to the OGP Business have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party;

(c)                                  there is no dispute or claim concerning any Tax liability of the OGP Subsidiaries or with respect to the OGP Business either (i) claimed or raised by any authority in writing or (ii) as to which any of the Sellers and the directors and officers (and employees responsible for Tax matters) of the OGP Subsidiaries or Asset Sellers relating to the OGP Business has knowledge based upon personal contact with any agent of such authority;

(d)                                 no power of attorney currently in force has been granted to a Person by the OGP Subsidiaries or the Asset Sellers relating to the OGP Business with respect to any Tax matter relating to the OGP Subsidiaries or the OGP Business;

(e)                                  the OGP Subsidiaries and the Asset Sellers relating to the OGP Business have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(f)                                    none of the OGP Subsidiaries has filed a consent under Section 341(f) of the Code concerning collapsible corporations.  None of the OGP Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a change in accounting method or has an application pending with the IRS or any other

Taxing Authority requesting permission for any change in accounting method.  None of the OGP Subsidiaries or Asset Sellers relating to the OGP Business has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 162(m) or 280G of the Code.  No acceleration of the vesting schedule for any property that is substantially nonvested within the meaning of the regulations under Section 83 of the Code will occur in connection with the transactions contemplated under this Agreement.  None of the OGP Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.  None of the assets of the OGP Business that are being acquired from foreign persons is a U.S. real property interest as defined in Section 897(c)(i) of the Code.  None of the OGP Subsidiaries is currently a party to any Tax allocation or Tax sharing agreement or has an obligation to make a payment under such an agreement.  None of the OGP Subsidiaries has been a member of an Affiliated Group filing a consolidated U.S. federal income Tax Return (other than an Affiliated Group the common parent of which is a member of the Sellers’ group).  To ABB’s knowledge, none of the OGP Subsidiaries or Asset Sellers relating to the OGP Business will be obligated to pay any amount for the Taxes of Seller’s consolidated group or any other Person (other than an OGP Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee, successor, by contract or otherwise;

(g)                                 the unpaid Taxes of the OGP Subsidiaries (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (other than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the OGP Subsidiaries in filing their Tax Returns;

(h)                                 none of the OGP Subsidiaries (i) to ABB’s knowledge, has a branch, permanent establishment or office or fixed place of business outside the United States other than in its country of organization and (ii) has a material item of income or gain reported for financial accounting purposes in a Pre-Closing Taxable Period or otherwise attributable to a Pre-Closing Taxable Period which is not reserved for on the Final Effective Date Balance Sheet and which is required to be included in taxable income for a post-Closing period;

(i)                                     to ABB’s knowledge, none of the OGP Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code in a distribution described under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) as part of a “plan” or “series of distributions” in connection with this Agreement, the other transaction documents or the transaction under Section 355(e) of the Code;

(j)                                     to ABB’s knowledge, none of the assets of the OGP Business is (i) tax-exempt use property under Section 168(h) of the Code, (ii) tax-exempt bond financed property under Section 168(g) of the Code, (iii) limited use property under Revenue Procedure 76-30, (iv) treated as owned by any other person under Section 168 of the Code, or (v) located in a country outside the relevant OGP Subsidiary or Asset Seller’s country(ies) of incorporation.  None of the OGP Subsidiaries is a party (other than as an investor) to any industrial development bond;

(k)                                  none of the Purchased Assets is a, and none of the OGP Subsidiaries owns shares of any, controlled foreign corporation as described in Section 957 of the Code (except for the OGP Subsidiaries).  To ABB’s knowledge, none of the OGP Subsidiaries is a passive foreign investment company as described in Section 1297 of the Code or a foreign investment company as described in Section 1246 of the Code;

(l)                                     none of the OGP Subsidiaries which are organized outside the United States (i) has any United States real property interests as described in Section 897 of the Code or (ii) generates material amounts of Subpart F income as described in Section 952 of the Code;

(m)                               none of the OGP Subsidiaries which are organized outside the United States has made an election under U.S. law with respect to its status or classification for U.S. federal income tax purposes;

(n)                                 to ABB’s knowledge, none of the OGP Subsidiaries which are organized outside the United States is engaged in the conduct of a trade or business in the United States or has a branch, office or fixed place of business or permanent establishment in the United States;

(o)                                 ABB represents that the relevant Seller is eligible to make an election under Section 338(h)(10) of the Code (and any comparable election under state or local tax law) (the “338(h)(10) Election”) with respect to the OGP Subsidiaries organized in the United States;

(p)                                 no transaction has taken place within the last six years for which UK Treasury consent is required under Section 765 of the Income and Corporation Taxes Act of 1988;

(q)                                 to ABB’s knowledge, all documents the enforcement in which any of the OGP Subsidiaries or Asset Sellers relating to the OGP Business is interested have been duly stamped and all such duty, interest and penalties have been duly paid;

(r)                                    between the date hereof and the Closing Date, neither ABB nor any of the OGP Subsidiaries has entered into or amended any agreement or settlement with any Taxing Authority; and

(s)                                  with respect to the reorganization of the entities through which the OGP Business is carried out in Norway, which took place in December 2002, the Tax Returns of the OGP Subsidiaries, the Asset Sellers in relation to the OGP Business and the JV Companies involved in the reorganization reflected the transfers carried out as transfers subject to Tax and no election has been made to treat these transfers not subject to Tax under Sections 11-21 of the General Tax Act of Norway (and associated transactions).

SECTION 3.13.                 Employee Benefit Matters.  (a)  With respect to each employee benefit plan, program, arrangement, agreement or contract (including any “employee benefit plan”, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each incentive, change of control, bonus, medical, option, deferred compensation, vacation, cafeteria, severance, termination, disability plan, program, agreement, policy or arrangement maintained or contributed to by any of the OGP Subsidiaries for the benefit of any current employees of the OGP Subsidiaries (collectively, the “OGP Employees”) or former employees of the OGP Subsidiaries (collectively, the “OGP Former Employees”) or for the benefit of the Transferred Employees or with respect to which the OGP Subsidiaries could reasonably be expected to incur any material liability under Title IV of ERISA or Section 412 of the Code or the OGP Assets could be subject to a material lien or other material impairment, and which is subject to or governed by the Law of the United States or any state or commonwealth of the United States (collectively, the “U.S. Employee Plans”), ABB has made available to Purchaser, where applicable, a true and correct copy of (i) the most recent annual report (Form 5500) filed with the IRS, (ii) each such U.S. Employee Plan, (iii) each trust agreement relating to such U.S. Employee Plan, (iv) the most recent summary plan description for each U.S. Employee Plan for which a summary plan description is required, and (v) the most recent determination letter, if any, issued by the IRS with respect to any U.S. Employee Plan intended to be qualified under Section 401(a) of the Code.  Section 3.13(a) of the Disclosure Schedule sets forth each material U.S. Employee Plan.

(b)                                 Except as otherwise set forth in Section 3.13(b) of the Disclosure Schedule, none of the U.S. Employee Plans (i) is a “multiemployer plan”, within the meaning of Section 3(37) of ERISA, or a “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, for which any of the OGP Subsidiaries could incur material liability under Section 4063 or 4064 of ERISA or is otherwise subject to Title IV of ERISA or Section 412 of the Code or (ii) provides or promises to provide retiree medical or life insurance benefits.  None of the OGP Subsidiaries has maintained, sponsored or contributed to any “multiemployer plan” within the six-year period prior to the date hereof.

(c)                                  With respect to the U.S. Employee Plans, no event has occurred and there exists no condition or set of circumstances in connection with which any of the OGP Subsidiaries or any of the Asset Sellers could be subject to any liability under the terms of or as a result of such U.S. Employee Plans, ERISA, the Code or any other applicable Law which would reasonably be expected to have a Material Adverse Effect.

(d)                                 ABB has made available to Purchaser (i) copies of all bonus, incentive, stock option, restricted stock, stock appreciation rights, deferred compensation, severance plans or agreements and any forms of employment agreements of ABB or any of the OGP Subsidiaries relating to the OGP Employees employed in the United States or any person who has been offered employment in the OGP Business and (ii) copies of all plans, programs, agreements and other arrangements of ABB, any of the OGP Subsidiaries or any of the Asset Sellers with or relating to the OGP Employees or the Transferred Employees employed in the United States which contain change of control provisions.

(e)                                  Section 3.13(e) of the Disclosure Schedule sets forth each material Non-U.S. Plan not required under applicable Law.  In addition to the foregoing, with respect to each Non-U.S. Plan:

(i)                                     all employer and employee contributions to each Non-U.S. Plan (if applicable) have been made or, if applicable, accrued in accordance with applicable Law and the terms of such Non-U.S. Plan, and a pro  rata contribution for the period prior to and including the Closing Date has been made or accrued except for a failure to comply with such matters that would not reasonably be expected to have a Material Adverse Effect;

(ii)                                  each Non-U.S. Plan required to be registered has been registered and maintained in good standing with applicable regulatory and Tax authorities (and, to the knowledge of ABB, no circumstances have occurred which could reasonably be expected to result in tax approval being withdrawn).  Each Non-U.S. Plan has been operated in material compliance with all applicable Laws;

(iii)                               ABB has made available to Purchaser, where applicable, true and complete copies of all Non-U.S. Plans, including, without limitation, all material information relating to benefits payable or prospectively payable under each Non-U.S. Plan (including supplemental benefits) membership data, most recent actuarial valuations and all material plan summaries and announcements to members with respect to OGP Employees, OGP Former Employees and Transferred Employees; and

(iv)                              ABB has made available to Purchaser a complete and accurate copy of all the material documentation (including the trust deeds, rules and booklets) governing each Non-U.S. Plan.

(f)                                    Each of the U.S. Employee Plans which is intended to be tax-qualified under Section 401(a) or 401(k) of the Code has been determined by the IRS to be so qualified and such determination has not been modified, revoked or limited, and, to the knowledge of ABB, no circumstances have occurred which could reasonably be expected to have a Material Adverse Effect.

(g)                                 Except as otherwise set forth in Section 3.13(g) of the Disclosure Schedule, no plan exists which could result in the payment of money or any other property or rights, or accelerate or provide any other rights or benefits, to OGP Employees, OGP Former Employees or Transferred Employees (or other current or former service providers thereto) that would not have been required but for the transactions contemplated by this Agreement.

(h)                                 There are no pending suits, actions, claims, arbitrations, administrative or governmental investigations or, to the knowledge of ABB, threatened in writing, alleging any breach of the terms of any U.S. Employee Plan or Non-U.S. Plan or of any fiduciary duties thereunder or violation of any applicable Law with respect to the operation of such plans (other than routine benefit claims).

(i)                                     Purchaser acknowledges that (i) the representations and warranties contained in this Section 3.13 and Section 3.14 are the only representations and warranties being made with respect to employee benefit matters related to this Agreement or its subject matter and (ii) no other representation contained in this Agreement shall apply to any such matters and no other representation or warranty, express or implied, is being made with respect thereto.

SECTION 3.14.                 Labor Matters.  (a)  Except as set forth in Section 3.14(a) of the Disclosure Schedule, (i) there are no grievances outstanding against any of the OGP Subsidiaries or any of the Asset Sellers primarily relating to the OGP Business under any collective bargaining agreement or other union contract applicable to the OGP Employees or the Transferred Employees; (ii) there are no material unfair labor practice complaints pending against any of the OGP Subsidiaries or any of the Asset Sellers primarily relating to the OGP Business before the National Labor Relations Board (or similar non-United States Governmental Authority); (iii) there is no strike or lockout, or, to the knowledge of ABB, threatened in writing, by or with respect to the OGP Employees or the Transferred Employees; and (iv) none of the OGP Subsidiaries, ABB or any of its Affiliates or the Asset Sellers with respect to the OGP Business or, to the knowledge of ABB, the JV Companies (A) has any agreements or arrangements with or recognize a trade union, works council, staff association or other body representing any of the OGP Employees or the Transferred Employees or (B) are involved in any ongoing industrial or trade dispute or any dispute or negotiation regarding a material claim with any OGP Employees, Transferred Employees or OGP Former Employees or, to the knowledge of ABB, any employee of a JV Company, and, to the knowledge of ABB, there are no circumstances which could reasonably be expected to give rise to any such dispute.

(b)                                 Except as otherwise set forth in Section 3.14(b) of the Disclosure Schedule, during the twelve-month period ending on the date of this Agreement, none of the OGP Subsidiaries or the Asset Sellers with respect to the OGP Business has (i) given notice of multiple redundancies to, or started consultations with, appropriate representatives under Redundancy Laws or failed to comply in any material respects with its notification or consultation obligations with appropriate representatives under the Redundancy Laws or (ii) been a party to a relevant transfer (as defined in the Transfer Regulations) or failed to comply in all material respects with a duty to inform and consult appropriate representatives under such Law.

(c)                                  Except as otherwise set forth in Section 3.14(c) of the Disclosure Schedule, there is no contract of employment, service agreement or agreement for services with any OGP Employee or Transferred Employee which cannot be terminated by the relevant OGP Subsidiary or Asset Sellers by the giving of six months’ or less notice of such termination or which provides for any payment on termination in excess of six months’ base salary other than for severance or termination payments due under any applicable Law.

(d)                                 Except as set forth in Section 3.14(d) of the Disclosure Schedule or as otherwise required by applicable Law or contract, from December 31, 2002 until the date of this Agreement, none of ABB nor any of its Affiliates has increased, or made provisions to increase, the compensation or benefits payable to OGP Employees or Transferred Employees in excess of two percent in the aggregate of the value of such compensation or benefits on December 31, 2002.

(e)                                  Except as set forth in Section 3.14(e) of the Disclosure Schedule, none of the OGP Subsidiaries or the Asset Sellers has made a written offer of employment to any person, which has yet to be accepted or declined, offering such person an annual base salary greater than $100,000.

SECTION 3.15.                 Environmental Matters.  (a)  Except as set forth in Section 3.15(a) of the Disclosure Schedule:

(i)                                     The OGP Subsidiaries and, with respect to the OGP Assets, the Asset Sellers are and have been for the last three years in compliance in all material respects with and have no liability under any and all applicable Environmental Laws and Environmental Agreements and, in the last three years, have not received any written notification of any such liability or lack of compliance which has not been fully resolved.  To ABB’s knowledge, no fact or circumstance specific to the OGP Business, the OGP Real Properties, the OGP Assets or the Former Properties exists which could reasonably be expected to give rise to any non-compliance with or liability under any applicable Environmental Law or Environmental Agreement.

(ii)                                  (A)  The OGP Subsidiaries and, with respect to the OGP Assets, the Asset Sellers have obtained and are complying in all material respects, and have complied in all material respects for the last three years, with all applicable Environmental Permits, and none of the OGP Subsidiaries or, with respect to the OGP Assets, the Asset Sellers, has received any written notification, in the last three years, that any Environmental Permit is or will be cancelled, terminated or not renewed, or amended or renewed with one or more conditions that are more onerous than current permit conditions.

(B)                                Without prejudice to part (A) of this clause (ii), to ABB’s knowledge there are no facts or circumstances specific to the OGP Business, the OGP Real Properties, the OGP Assets or the Former Properties indicating that in the next two years any Environmental Permit will be cancelled, terminated or not renewed, or amended or renewed with one or more conditions that are more onerous than current permit conditions.

(C)                                All Environmental Permits associated with the OGP Assets are capable of transfer in substantially the same form to Purchaser.

(iii)                               There are no applicable Environmental Permits, Environmental Laws or legally enforceable agreements between an OGP Subsidiary or, with respect to the OGP Assets, an Asset Seller, and a Governmental Authority, that, by their express terms or provisions, require, or will require within the next two years, any specific capital upgrade other than as provided for in the Financial Statements.

(iv)                              None of the OGP Subsidiaries or, with respect to the OGP Assets, the Asset Sellers is a party to or subject to any Environmental Claim, and none of the OGP Real Property is the subject of any Environmental Claim, and there are no such Environmental Claims pending or, to ABB’s knowledge, threatened in writing.  To ABB’s knowledge, no fact or circumstance specific to the OGP Business, the OGP Real

Properties, the OGP Assets or the Former Properties exists which could reasonably be expected to give rise to such an Environmental Claim within the next two years.

(v)                                 None of the OGP Real Properties or OGP Assets that are located in the United States or, to ABB’s knowledge, Former Properties that are located in the United States is listed on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System under the Federal Comprehensive Environmental Response, Compensation and Liability Act or any analogous state list, and none of the OGP Real Properties or OGP Assets that are not located in the United States, or, to ABB’s knowledge, Former Properties that are not located in the United States, is listed on any non-U.S. regulatory register or list identifying such property as being actually contaminated by Hazardous Materials, including any such register or list maintained pursuant to the United Kingdom’s Environmental Protection Act 1990.

(vi)                              None of the OGP Subsidiaries has disposed or arranged for the disposal of any Hazardous Material (A) at any non-OGP Real Property in violation of applicable Environmental Law or (B) at any real property that is listed on the National Priorities List.

(vii)                           None of the OGP Real Property or OGP Assets contains any friable asbestos that requires removal under any applicable Environmental Law, and none of the OGP Real Property or OGP Assets contains any friable asbestos that requires encapsulation under any applicable Environmental Law except for such asbestos that has been encapsulated in accordance with applicable Environmental Law.

(viii)                        There have not been and there are not now any Releases into the Environment of any Hazardous Material (A) in violation of applicable Environmental Law, Environmental Permits or Environmental Agreements, (B) that to ABB’s knowledge require Remedial Action by any Governmental Authority under Environmental Law or (C) that are the subject of an Environmental Claim against an OGP Subsidiary or any Asset Seller from or at any OGP Real Property or the OGP Assets or, during the occupation or use of the OGP Subsidiaries thereof, any of the Former Properties except where such Releases have been remediated in accordance with applicable Environmental Law and any liability with respect to such Releases has been fully satisfied.

(ix)                                All material environmental audit reports, assessments, studies or tests, insurance appraisals, and health and safety reports relating to the OGP Business, that have been generated in the past three years and that are in the possession of ABB, have been supplied to the Purchaser.

(b)                                 Purchaser acknowledges that, except for representations and warranties under Sections 3.05 (Financial Information) and 3.08 (Litigation) above, (i) the representations and warranties contained in this Section 3.15 are the only representations and warranties being made with respect to compliance with or liability under any Environmental Law, Environmental Permit or Environmental Agreement and (ii) no other representation or warranty contained in this Agreement shall apply to any such matters and no other representation or warranty, express or implied, is being made with respect thereto.

SECTION 3.16.                 Assets.  (a)  Except as set forth in Section 3.16(a) of the Disclosure Schedule, the OGP Subsidiaries and the Asset Sellers legally and beneficially own, and the IPR Assignors legally own, lease, license or otherwise have the legal and beneficial right to use, or at the Closing will own, lease, license or otherwise have the legal and beneficial right to use, all the assets primarily used or held for use in the conduct of the OGP Business, including the assets currently subject to the Capital Modernization Program and the Purchased Assets (the “OGP Assets”) free and clear of all Encumbrances other than Permitted Encumbrances.  Except as set forth in Section 3.16 of the Disclosure Schedule, (i) the OGP Subsidiaries and the Asset Sellers have good, valid and marketable title to or valid leasehold, license or other contractual interests in the OGP Assets free and clear of all Encumbrances other than Permitted Encumbrances and (ii) where capable of possession, the OGP Assets are under the control of the OGP Subsidiaries or the Asset Sellers, except for OGP Assets that, in the ordinary course of business, are placed under the control of customers, suppliers, subcontractors or other third parties having commercial relations with the OGP Business.  ABB Oleo e Gás, Manutencão e Modificação Ltda. and ABB Oleo & Gás Ltda. collectively own all of the servers, routers, switches, hubs and all ancillary cabling related thereto used exclusively by the OGP Business in Brazil, free and clear of all Encumbrances other than Permitted Encumbrances.

(b)                                 Except for the Excluded Assets, and to the extent made available pursuant to the Related Agreements, the sale of the Shares and the Purchased Assets to Purchaser pursuant to this Agreement will convey to Purchaser (directly or indirectly) all of the tangible and intangible property primarily used by the OGP Subsidiaries and the Asset Sellers (whether owned, leased or held under license by the OGP Subsidiaries or the Asset Sellers) in connection with the operation of the OGP Business as conducted by the OGP Subsidiaries and the Asset Sellers on the date hereof including all tangible assets and properties of the OGP Subsidiaries and the Asset Sellers relating to the OGP Business reflected in the most recent balance sheet included in the Financial Statements and assets and properties acquired since December 31, 2002 in the conduct of the OGP Business by the OGP Subsidiaries and the Asset Sellers but other than assets and properties disposed of since such date without violation of the terms and provisions of this Agreement.

(c)                                  Except as set forth in Section 3.16(c) of the Disclosure Schedule, the OGP Assets together with the rights granted to Purchaser pursuant to the Related Agreements are sufficient (taken together with the Shares) to enable Purchaser to conduct the OGP Business immediately after the Closing in a manner consistent with the conduct of the OGP Business on the date of this Agreement.

SECTION 3.17.                 Insurance.  True and complete copies of policy documentation relating to all insurance policies, other insurance arrangements and other contracts or arrangements for the transfer or sharing of insurance risks held by an OGP Subsidiary or an Asset Seller primarily relating to the OGP Business (including any currently effective policies which provide cover on a losses occurring basis), in each case with a sum insured or limit of liability in excess of $5 million, in force on the date hereof or, if no longer in force, under which any pending claim has been made, are included in Section 3.17 of the Disclosure Schedule.  All premiums due on such policies have been paid by the OGP Subsidiaries or the Asset Sellers, as the case may be, and the OGP Subsidiaries or the Asset Sellers, as the case may be, are otherwise in compliance in all material respects with the terms and provisions of such policies.  A true and complete list of all outstanding claims under such policies in excess of $5 million is set forth in Section 3.17 of the Disclosure Schedule.  Except as set forth in Section 3.17 of the Disclosure Schedule, none of the Asset Sellers relating to the OGP Business or OGP Subsidiaries maintain any self-insurance arrangement with respect to the OGP Business or the Purchased Assets in excess of $1,000,000.  To the knowledge of ABB, (i) none of the OGP Subsidiaries or the Asset Sellers (with respect to the OGP Business) has taken any action or omitted to take any action that is not consistent with past practice which could reasonably be expected to materially prejudice the ability to obtain insurance in the future on substantially the same terms as the terms of the insurance policies in place with respect to the OGP Business as of the date hereof, and (ii) all notices of claim required to be given under the terms of the existing insurance policies of the OGP Business in excess of (A) $500,000 in respect of individual claims or (B) $1,000,000 in the aggregate, as the case may be, have been given.

SECTION 3.18.                 Brokers.  ABB is solely responsible for the fees and expenses of all brokers, finders or investment bankers appointed by ABB and payable in connection with any brokerage, finder’s or other fees or commissions payable by it or any Affiliate of ABB in connection with the transactions contemplated by this Agreement and the Related Agreements.

SECTION 3.19.                 Inventory.  To ABB’s knowledge, in operating the OGP Business the Asset Sellers have not agreed to supply defective or unsafe goods or goods which fail to materially comply with their terms of sale.

SECTION 3.20.                 Constitution; Registers; Powers of Attorney.  (a)  Each OGP Subsidiary and Asset Seller is operating its business in all material respects in accordance with its organizational documents.  True and complete copies of the relevant organizational documents of each Material Subsidiary have been provided to Purchaser and are deemed to form part of the Disclosure Schedule.

(b)                                 Each register, minute book and other book required by Law to be kept by the OGP Subsidiaries or Asset Sellers relating to the OGP Business has been properly kept in all material respects and contains a complete and accurate record of the matters which it is required by the relevant Law.  No notice has been received or, to the knowledge of ABB, allegation made that a register or book is incorrect or should be rectified in any material respect.

(c)                                  No OGP Subsidiary has given any power of attorney in effect as of the date of this Agreement by which a person (other than a director, officer or employee) may enter into an agreement, arrangement or obligation on behalf of an OGP Subsidiary, except for powers of attorney granted to tax and legal advisers in the ordinary course of business.

SECTION 3.21.                 Related Party Transactions.  Except as set forth in Section 3.21 of the Disclosure Schedule or pursuant to any employment related agreements or arrangements, none of ABB, the Sellers or the OGP Subsidiaries have entered into any agreement, arrangement or transaction (legally enforceable or not) in excess of $100,000 with any director of any OGP Subsidiary or of any Asset Seller who is expected to be a Transferred Employee or with any relative or spouse of such Person, or any such agreement, arrangement or transaction in which any such director, relative or spouse has a material interest.

SECTION 3.22.                 Insolvency; Winding Up.  Except as set forth in Section 3.22 of the Disclosure Schedule, as of the date of this Agreement, (i) no Order has been made, petition presented or resolution passed for the winding up of any of the OGP Subsidiaries or for the appointment of a provisional liquidator to any of the OGP Subsidiaries and no administration order or procedure has been made in respect of any of the OGP Subsidiaries; (ii) no receiver or receiver and manager has been appointed of any of the OGP Subsidiaries; (iii) none of the OGP Subsidiaries is insolvent or unable to pay its debts as they mature; (iv) none of the OGP Subsidiaries has stopped paying its debts as they fall due, except with respect to disputes in the ordinary course of business; and (v) no OGP Subsidiary or any other part of the OGP Business, at any time during the relevant statute of limitations period dating back from the date of this Agreement, has entered into a transaction with Combustion Engineering, Inc., Basic Inc. or ABB Lummus Global Inc. or the subsidiaries of such entities, as of the date of this Agreement, at less than fair market value.

SECTION 3.23.                 Guarantees.  (a)  Except as set forth in Section 5.08(a) of the Disclosure Schedule, as of the date of this Agreement, there are no Third Party Guarantees nor OGP TPGs.

(b)                                 Except as set forth in Section 5.08(b) of the Disclosure Schedule, as of the date of this Agreement, there are no Parent Guarantees.

(c)                                  Except as set forth in Section 5.08(c) of the Disclosure Schedule, as of the date of this Agreement, there are no OGP Guarantees.

(d)                                 Except as set forth in Section 1.01(a) of the Disclosure Schedule, there are no cash collateralized agreements, arrangements or obligations restricting the freedom of the OGP Business to exploit the use of its cash after the Closing (and with respect to a Provisionally Retained Business, the Subsequent Closing).

SECTION 3.24.                 No Other Representations.  (a)  ABB does not make, and has not made, any representations or warranties of any kind whatsoever in connection with this Agreement or the transactions contemplated by the Transaction Agreements other than those expressly set out in this Agreement, the Related Agreements or the certificate referenced in Section 2.08(v).  Without limiting the generality of the foregoing, ABB has not made, and shall not be deemed to have made, any representations or warranties in or concerning any communication or document relating to the OGP Subsidiaries, the Sellers, the OGP Business or the transactions contemplated by the Transaction Agreements, including in any information memorandum supplied to Purchaser and/or the Purchaser Representatives by or on behalf of ABB prior to the Closing or in any presentation of the OGP Subsidiaries, the Sellers, the OGP Business or the transactions contemplated by the Transaction Agreements.

(b)                                 Other than as provided within this Agreement or the Related Agreements, no Person has been authorized by ABB to make any representation or warranty relating to ABB, the OGP Subsidiaries, the Sellers, or the OGP Business or otherwise in connection with the transactions contemplated by the Transaction Agreements, and, if made, such representation or warranty must not be relied upon as having been authorized by ABB.

(c)                                  ABB acknowledges that it has not relied on any representations or warranties of Purchaser in connection with this Agreement or the transactions contemplated by the Transaction Agreements other than those expressly set out in this Agreement or the certificate referenced in Section 2.07(v).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

As an inducement to ABB to enter into this Agreement, Purchaser hereby represents and warrants to ABB as follows:

SECTION 4.01.                 Organization and Authority of Purchaser and the OGP Purchasers.  (a)  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of England and Wales and has all necessary corporate power and authority to enter into, execute and deliver this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated by the Transaction Agreements.  The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder and under the Related Agreements to which it is, or will be when executed as provided in this Agreement, a party and the consummation by Purchaser of the transactions contemplated by the Transaction Agreements have been duly authorized by all requisite action on the part of Purchaser.  This Agreement has been, and upon their execution each of the Related Agreements will be, duly executed and delivered by Purchaser to the extent Purchaser is a party thereto, and, assuming due authorization, execution and delivery by ABB and the other parties thereto, if any, this Agreement is, and each of the Related Agreements to which Purchaser is a party will be, a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b)                                 At the Closing, each OGP Purchaser shall be a corporation duly incorporated, validly existing and, where applicable, in good standing under the Laws of its jurisdiction of incorporation and shall have all necessary corporate power and authority to enter into, execute and deliver each Related Agreement to which it will be a party when executed as provided in this Agreement, to carry out its obligations thereunder and to consummate the transactions contemplated thereby.  The execution and delivery by each OGP Purchaser of each Related Agreement to which it is a party, the performance by such Seller of its obligations thereunder and the consummation by such OGP Purchaser of the transactions contemplated thereby will be, when executed as provided in this Agreement, duly authorized by all requisite action on the part of such OGP Purchaser.  Each Related Agreement to which each OGP Purchaser will be a party will be, when executed as provided in this Agreement, duly executed and delivered by such OGP Purchaser and, assuming due authorization, execution and delivery by the other parties thereto, if any, will constitute, when executed as provided in this Agreement, a legal, valid and binding obligation of such OGP Purchaser enforceable against it in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

SECTION 4.02.                 No Conflict.  Assuming that all consents, approvals, authorizations and other actions described in Section 4.03 have been obtained and all filings and notifications listed in Section 4.03 of the Disclosure Schedule have been made, the execution, delivery and performance of this Agreement by Purchaser and the Related Agreements to which Purchaser and each OGP Purchaser will be a party do not and will not (a) violate, conflict with or result in the breach of any provision of the charter or by-laws (or similar organizational documents) of Purchaser or any OGP Purchaser, (b) conflict with or violate any Law or Order, or (c) except as set forth in Section 4.02 of the Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance other than a Permitted Encumbrance on any of the assets or properties of Purchaser or any OGP Purchaser pursuant to any note, grant, subsidy, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Purchaser or any OGP Purchaser is a party or by which any of such assets or properties are bound or affected, except, in the case of clause (b) or (c), as would not, individually or in the aggregate, prevent or materially delay the consummation by Purchaser and the OGP Purchasers of the transactions contemplated by the Transaction Agreements.

SECTION 4.03.                 Consents and Approvals.  The execution, delivery and performance of this Agreement by Purchaser and the OGP Purchasers of the Transaction Agreements to which any of them is a party do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority except (a) for consents, appeals or authorizations or other orders of, actions by, filings with or notifications not related to merger control or competition Law set forth in Section 4.03(a) of the Disclosure Schedule, (b) the notification and waiting period requirements of the HSR Act and (c) applicable filings under non-United States antitrust and competition Laws that are required by Law to be filed prior to the Closing and which are set forth in Section 4.03(c) of the Disclosure Schedule.

SECTION 4.04.                 Investment Purpose.  Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.

SECTION 4.05.                 Litigation.  No Action against Purchaser or the Purchaser Affiliates is pending or, to the knowledge of Purchaser, threatened in writing that seeks to prevent or materially delay or adversely affect the ability of Purchaser to consummate the transactions contemplated by the Transaction Agreements.  To the knowledge of Purchaser, no circumstances exist which could reasonably be expected to give rise to a claim which would have such effect.

SECTION 4.06.                 Financing.  Purchaser has legally binding agreements making available to it the funds necessary to pay the Purchase Price in accordance with this Agreement.  Purchaser has received, executed, accepted and delivered each of the Purchaser Financing Documents and has provided true and complete copies as of the date of this Agreement of the Purchaser Financing Documents to ABB.  As of the date hereof, Purchaser knows of no events or conditions existing that would reasonably be expected to delay, impair, impede or frustrate the satisfaction of any remaining condition precedent to the drawdown of funds pursuant to the Purchaser Financing Documents.

SECTION 4.07.                 Brokers.  Purchaser is solely responsible for the fees and expenses of all brokers, finder or investment bankers appointed by Purchaser and payable in connection with any brokerage, finder’s or other fees or commissions payable by it or any OGP Purchaser in connection with the transactions contemplated by this Agreement and the Related Agreements.

SECTION 4.08.                 No Other Representations.  (a)  Purchaser does not make, and has not made to ABB or any of the Affiliates of ABB (other than those Affiliates forming part of the OGP Business), any representations or warranties of any kind whatsoever in connection with this Agreement or the transactions contemplated by the Transaction Agreements other than those expressly set out in this Agreement, the Related Agreements or the certificate referenced in Section 2.07(v).

(b)                                 Other than as provided within this Agreement or the Related Agreements, no Person has been authorized by Purchaser to make any representation or warranty relating to Purchaser or the OGP Purchasers or otherwise in connection with the transactions contemplated by the Transaction Agreements, and, if made, such representation or warranty must not be relied upon as having been authorized by Purchaser.

(c)                                  It is understood by Purchaser that any projections or other predictions, or, except as expressly provided in this Agreement, any other financial information or data, provided by ABB relating to the OGP Subsidiaries or in connection with the transactions contemplated by the Transaction Agreements are not, and shall not be deemed to be or to include, representations or warranties of ABB.  Purchaser acknowledges that it has not relied on any representations or warranties of ABB in connection with this Agreement or the transactions contemplated by the Transaction Agreements other than those expressly set out in this Agreement or the certificate referenced in Section 2.08(v).

ARTICLE V

COVENANTS AND AGREEMENTS

SECTION 5.01.                 Reorganization.  Prior to the Closing, ABB shall reorganize, or shall cause the reorganization of, the OGP Business in the manner described in Section 5.01 of the Disclosure Schedule (the “Reorganization”).

SECTION 5.02.                 Related Agreements.  (a)  At the Closing (or immediately thereafter with respect only to the Non-Competition Agreement), ABB and Purchaser shall enter into, cause the Affiliates of ABB and the Purchaser Affiliates respectively to enter into, or cause to be issued, as the case may be, the following agreements:

(i)                                     A transition services agreement substantially in the form attached hereto as Exhibit D (the “Transition Services Agreement”), pursuant to which ABB shall, or shall cause its designated Affiliates to, provide certain transitional services after the Closing to Purchaser and the OGP Purchasers;

(ii)                                  Agreements substantially in the form attached hereto as Exhibit F-1 (the “Local Share Agreements”) each between a Share Seller, on the one hand, and Purchaser or an OGP Purchaser, on the other hand, in order to memorialize by jurisdiction each sale and purchase of Shares set forth in Exhibit L;

(iii)                               Agreements substantially in the form attached hereto as Exhibit F-2 (the “Local Asset Agreements” and, together with the Local Share Agreements, the “Local Agreements”) each between an Asset Seller, on the one hand, and Purchaser or an OGP Purchaser, on the other hand, in order to memorialize by jurisdiction each sale and purchase of Purchased Assets and the assumption of the Assumed Liabilities set forth in Exhibit M;

(iv)                              A non-competition agreement between ABB Ltd. and Purchaser substantially in the form attached hereto as Exhibit G (the “Non-Competition Agreement”);

(v)                                 An intellectual property license agreement between ABB Ltd. and Purchaser substantially in the form attached hereto as Exhibit H (the “Shared IP License Agreement”);

(vi)                              The Patent Assignments substantially in the form attached hereto as Exhibit O;

(vii)                           A bank guarantee substantially in the form of Exhibit J-1 with an aggregate principal amount equal to $40,000,000 (the “Adjustment and Indemnity Bank Guarantee”) to be issued by an Appropriate Bank;

(viii)                        The Deferred Transfer Agreement and a bank guarantee substantially in the form of Exhibit J-2 with an aggregate principal amount equal to an amount up to the Allocation Amount (the “Repayment Bank Guarantee”), if applicable, to be issued by an Appropriate Bank;

(ix)                                A bank guarantee substantially in the form of Exhibit J-3 with an aggregate principal amount equal to $7,500,000 (the “Tax Election Bank Guarantee”) to be issued by an Appropriate Bank; and

(x)                                   The surety, substantially in the form attached hereto as Exhibit I, dated as of the Closing Date, made by ABB Ltd. in favor of Purchaser relating to the payment obligations of ABB or any Affiliate of ABB (other than ABB Ltd.) under the Transaction Agreements (the “Surety”).

(b)                                 To the extent that the provisions of this Agreement are inconsistent with or additional to the provisions of any Local Agreement or Deferred Transfer Agreement, the provisions of this Agreement shall prevail and, except with respect to the representations relating to the ownership of and title to the OGP Shares contained in Exhibit F-1, ABB or an Affiliate of ABB and Purchaser shall cause the provisions of the relevant Local Agreement or Deferred Transfer Agreement to be amended to the extent necessary to give effect to the provisions of this Agreement or cause the relevant parties to such Local Agreement and Deferred Transfer Agreement to comply with the provisions of this Agreement as though they were bound by such provisions in place of the provisions of such Local Agreement or Deferred Transfer Agreement.

SECTION 5.03.                 Conduct of the Business Prior to the Closing.  Except as described in Section 5.03 of the Disclosure Schedule or as otherwise contemplated by any of the Transaction Agreements, unless Purchaser shall otherwise agree in writing, between the date of this Agreement and the Closing:

(a)                                  ABB will cause each OGP Subsidiary and each Asset Seller to conduct the OGP Business in the ordinary course consistent with past practice; provided, however, that no action by any of ABB, the Sellers or the OGP Subsidiaries with respect to matters specifically addressed by any provision of Section 5.03(b) shall constitute a breach of this Section 5.03(a) unless such action would constitute a breach of any such provision of Section 5.03(b);

(b)                                 ABB will cause (x) each of the OGP Subsidiaries not to take any of the following actions (other than for actions by and between any OGP Subsidiaries) and (y) each of the Asset Sellers not to take any of the following actions relating to the OGP Business (as a result of which it is understood that clauses (i), (ii) and (xii) below shall not apply to the Asset Sellers):

(i)                                     amend its certificate of incorporation, by-laws or other equivalent organizational documents, or merge or consolidate, or obligate itself to do so, with or into any other entity;

(ii)                                  issue or sell any shares of its capital stock or other securities convertible into or exchangeable for such shares or equity interests or create, allot or issue any share or loan capital or pass a shareholders’ resolution to provide for any of the above;

(iii)                               sell, transfer, lease, sublease, license or otherwise dispose of any OGP Subsidiary, OGP Real Property or Purchased Assets (other than the Transferred Intellectual Property) other than pursuant to transactions on arm’s length commercial terms having an aggregate value not to exceed $1,000,000;

(iv)                              sell, transfer or license any Business Intellectual Property, other than licenses of Business Intellectual Property ancillary to the sale of products or services in the ordinary course of business;

(v)                                 (A) terminate or give notice of termination of any Leased Real Property except for terminations in the ordinary course of business consistent with past practice, (B) take any steps which materially adversely affect the existing use of any OGP Real Property or its value or (C) agree to a new rental payable under any Leased Real Property;

(vi)                              acquire (other than with respect to contractual obligations existing as of the date of this Agreement) or enter into any agreement or option to acquire any interest in any real property for consideration or assumption of liabilities having an aggregate value in excess of $500,000;

(vii)                           acquire (including by merger, consolidation or acquisition of stock or assets) any corporation, partnership, limited liability company, other business organization or any division thereof other than in the ordinary course of business in connection with sales projects for consideration or assumption of liabilities having an aggregate value in excess of $1,000,000;

(viii)                        except with respect to transactions between an OGP Subsidiary or JV Company and an Affiliate of ABB (other than an OGP Subsidiary or JV Company) which will form part of the Intercompany Settlement Payment at Closing, assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances, except (A) in the ordinary course of business consistent with past practice and (B) not having an aggregate value in excess of $500,000 in the individual case or $2,000,000 in the aggregate and provided always (C) to the extent such obligation is a loan or an advance or in the nature of a loan or an advance, the obligation is terminable on demand by the OGP Subsidiary or the JV Company;

(ix)                                grant to any (A) Senior Employee any increase in compensation, benefits or loans or severance benefits except as may be required under and in accordance with any existing contracts, agreements or arrangements or pursuant to applicable Law or (B) other salaried employee of an OGP Subsidiary or Asset Seller who is intended to be a Transferred Employee any increase in compensation, benefits or loans or severance benefits except as may be required under and in accordance with any existing contracts, agreements or arrangements or pursuant to applicable Law;

(x)                                   terminate the employment of any Senior Employee;

(xi)                                reassign or transfer any (A) executive officer of ABB or its Affiliates (other than the OGP Subsidiaries) who is not involved in the OGP Business as of the date hereof to an OGP Subsidiary or, if such employee by virtue of such reassignment or transfer will become a Transferred Employee, to any Asset Seller or (B) Senior Employee to ABB or an Affiliate that is not an OGP Subsidiary;

(xii)                             enter into any equity joint venture, partnership or any similar arrangement other than in connection with the formation of special purpose vehicles in the ordinary course of business in connection with sales projects, or make any capital contribution to any such entity except for (A) contributions required to be made pursuant to the terms of the agreements governing such entity existing on the date hereof and (B) in connection with sales projects in the ordinary course of business for consideration aggregating not more than $1,000,000;

(xiii)                          adopt or amend in any material respect any labor, collective bargaining or other similar agreements, contracts, conventions or arrangements of an OGP Subsidiary or an Asset Seller relating to the OGP Business, except as required by applicable Law or pursuant to the terms of any such existing labor, collective bargaining or other similar agreements, contracts, conventions or arrangements;

(xiv)                         (A) enter into any contract (including a contract varying any existing contract) or (B) tender an offer for a bid on any new contract or vary any existing tender or bid, as the case may be, that, if such contract (or varied contract) had been in effect on the date hereof, would have been a Material Contract or amend in any material respect or terminate any Material Contract or OGP Intellectual Property;

(xv)                            amend or agree to amend in any material respect, the terms of its Indebtedness or incur any additional material Indebtedness, except (A) pursuant to facilities set forth in the Disclosure Schedule where the outstanding Indebtedness pursuant to such facilities does not exceed the amount available to be drawn by the OGP Subsidiaries and the Asset Sellers relating to the OGP Business under those facilities, (B) for borrowings from ABB or any of its Affiliates in the ordinary course of business and (C) in the ordinary course pursuant to terms of sales contracts entered into after the date hereof in accordance with the terms of this Agreement; provided, however, that in each case under clause (C) of this provision, to the extent such Indebtedness is pursuant to an External Debt Contract, it shall be capable of being repaid upon demand by the OGP Subsidiary or Asset Seller;

(xvi)                         grant an Encumbrance on any of the OGP Assets;

(xvii)                      amend in any material respect any insurance contract or fail to notify any insurance claim in an amount in excess of  $500,000 in accordance with the provisions of the relevant policy or do or omit to do anything which might make any insurance contract void or voidable or entitle any of the insurers under any such contract to refuse cover in relation to a particular claim in whole or in part or settle any insurance claim in excess of $500,000 for an amount below the amount claimed;

(xviii)                   make any material change to the accounting principles, policies and practices or policies for the collection of receivables or the discharge of payables of the OGP Subsidiaries or the Asset Sellers;

(xix)                           establish a pension plan or other employee benefit plan or increase any benefit under or otherwise amend an existing plan in which an OGP Employee or Transferred Employee participates for the benefit of an OGP Employee, OGP Former Employee or Transferred Employee, in either case except as required by Law or as may be required under and in accordance with any existing plan, or communicate to such employees a plan, proposal or an intention to establish such a plan or to grant such an increase in relation to such existing plan;

(xx)                              (A) pay any benefits for or make any contribution, in each case, to a pension plan or other employee benefit plan in respect of an OGP Employee, OGP Former Employee or Transferred Employee other than in accordance with the terms of the documents governing such existing plan or pursuant to applicable Law and in the ordinary course of business consistent with past practice or (B) otherwise exercise discretion in respect of such existing pension plan or scheme for and in respect of an OGP Employee, OGP Former Employee or Transferred Employee other than in accordance with the terms of the documents governing such plan or scheme and in the ordinary course of business consistent with past practice;

(xxi)                           commence any Action claiming money damages in excess of $500,000, or waive any material right in relation to such claims or release, discharge or compound any liability in relation to such claims, or compromise or settle any Action where the amount in controversy exceeds $500,000, or waive a material right in relation to such claims or release, discharge or compound any liability in relation to such claims, except in either case for Actions over which ABB retains liability under Article IX hereto or where reasonably necessary to preserve any rights of ABB, an OGP Subsidiary or an Asset Seller;

(xxii)                        issue or cause to be issued Parent Guarantees and Third Party Guarantees in each case other than in the ordinary course of business and in a manner consistent with past practice in connection with contracts with respect to the OGP Business;

(xxiii)                     enter into any agreement, arrangement or transaction with any director of any OGP Subsidiary or of an Asset Seller who is expected to be a Transferred Employee or with any relative or spouse of such Person;

(xxiv)                    fail to maintain or renew each item of registered Business Intellectual Property and other than in the ordinary course of business, fail to continue any pending application for any Business Intellectual Property in the ordinary course of business;

(xxv)                       make or enter into any agreement to make capital expenditures in excess of $1,000,000 in the aggregate;

(xxvi)                    amend, agree to enter into or enter into a contract, agreement, commitment or arrangement between ABB and/or any of its Affiliates (other than the OGP Subsidiaries or an Asset Seller relating to the OGP Business), on the one hand, and any OGP Subsidiary or Asset Seller relating to the OGP Business, on the other hand, unless entered into on arms’ length commercial terms in the ordinary course of business;

(xxvii)                 amend the Variation Agreement in any way that materially affects the obligations of any party thereto; and

(xxviii)              enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 5.03(b).

(c)                                  Notwithstanding anything else in this Agreement, unless Purchaser shall otherwise agree in writing, from and after the earlier of (x) the date of delivery of the Pre-Closing Notice and (y) the Effective Date, none of the OGP Subsidiaries shall, and ABB shall cause the OGP Subsidiaries not to, and, with respect to clauses (vi), and (vii) below, neither ABB nor any of its Affiliates shall:

(i)                                     pay, declare or set aside for payment any dividend or other distribution to ABB or any of its Affiliates, except to the extent described in the Pre-Closing Notice;

(ii)                                  incur any additional Indebtedness for money borrowed from any Person other than ABB or any of its Affiliates, except to the extent described in the Pre-Closing Notice; provided, always, that in relation to the entities subject to Secondary Transactions in which Shares are being sold to Purchaser or an OGP Purchaser, such additional Indebtedness may only be incurred in relation to funding bona fide working capital, losses or capital expenditures;

(iii)                               repay any money owed (including all non-trade accounts receivable by ABB and its Affiliates (other than an OGP Subsidiary)) set out within the estimated Intercompany Settlement Payment provided as part of the Pre-Closing Notice;

(iv)                              pay any amount to satisfy, compromise or otherwise settle (in whole or in part) (1) any Excluded Liability or (2) any liability which but for such payment would have been subject to an indemnity obligation to the Purchaser Indemnified Parties pursuant to the terms of this Agreement or any Related Agreements;

(v)                                 pay any amount to satisfy, compromise or otherwise settle (in whole or in part) any obligation of ABB or its Affiliates under any Third Party Guarantee;

(vi)                              recharge to the OGP Business any costs and expenses the responsibility for which are contemplated by a provision of the Transaction Agreements to be that of ABB or any of its Affiliates (other than the OGP Subsidiaries); and

(vii)                           contribute any amount into the Rabbi Trust (other than any contributions required under the terms of the Rabbi Trust).

SECTION 5.04.                 Access to Information; Books and Records; Monthly Review Protocol.  (a)  From the date hereof until the Closing, upon reasonable notice, ABB shall cause each of the OGP Subsidiaries, each of the Asset Sellers and each of their respective officers, directors, employees, agents and representatives to use their respective reasonable best efforts to, and ABB shall use its reasonable efforts to cause the JV Companies to:  (i) afford the Purchaser Representatives reasonable access, during normal business hours, to the offices, properties, plants, other facilities, books and records of the OGP Subsidiaries and the Asset Sellers relating to the OGP Business; (ii) furnish to the Purchaser Representatives such additional, readily available financial and operating data and other information regarding the OGP Subsidiaries and the Asset Sellers relating to the OGP Business (or legible copies thereof) as Purchaser may from time to time reasonably request; and (iii) comply with the terms of the Monthly Review Protocol; provided, however, that none of the foregoing shall unreasonably interfere with any of the businesses or operations of ABB or any of its Affiliates; provided further, however, that ABB’s Accountants or any other auditors or accountants of ABB or any of its Affiliates shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants.  ABB shall notify the Purchaser in writing at least ten Business Days in advance of any meeting to be held in accordance with the Monthly Review Protocol, stating the time, date, expected attendees and location of such meeting.  Except in the case of emergency (in which case such notice as is reasonable in the circumstances shall be given), ABB shall provide not less than five Business Days prior to such meeting date, an agenda of the business to be transacted at the meeting and all relevant papers to be discussed within it or supporting other business to be transacted at it.  As soon as reasonably practicable following such meeting, ABB shall provide the Purchaser with a copy of the minutes, if any, of such meeting.

(b)                                 Notwithstanding Section 5.04(a), neither ABB nor any of its Affiliates shall be under any obligation to disclose to Purchaser or the Purchaser Representatives any information the disclosure of which, in ABB’s reasonable opinion, is prohibited or restricted by any applicable Law, subject to any applicable privileges (including the attorney-client privilege) or by any confidentiality obligations binding upon ABB or any of its Affiliates, except in compliance with such Laws or such confidentiality obligations.

(c)                                  In order to facilitate the resolution of any claims made by or against ABB, for a period of six years after the Closing, Purchaser shall (i) retain the books and records of the OGP Subsidiaries and the Asset Sellers relating to the OGP Business which comprised a portion of the Purchased Assets relating to periods prior to the Closing in a manner reasonably consistent with the prior practice of ABB and the OGP Subsidiaries; (ii) upon reasonable notice, afford the ABB Representatives reasonable access (including the right to make, at ABB’s expense, photocopies), during normal business hours, to such books and records; provided, however, that after such six-year period, before Purchaser or any Purchaser Affiliate shall dispose of such books and records, Purchaser shall give ABB at least 90 days’ prior written notice of such intention to dispose and ABB shall be given an opportunity, at its cost and expense, to remove and retain all or any part of such books and records as ABB may elect provided that any information received shall be treated as Confidential Information; provided further, however, that if at the end of the notice period, ABB has failed to effect the pickup and delivery of such books and records, Purchaser will be entitled to destroy or dispose of such documents.  The provisions of this Section 5.04(c) shall apply mutatis mutandis to any books and records relating to the operation of the OGP Subsidiaries or the Asset Sellers with respect to the OGP Business which are retained by ABB or any of its Affiliates following the Closing.

SECTION 5.05.                 Confidentiality.  (a)  Effective the date hereof, the Confidentiality Agreement shall terminate in respect of that portion of the Information (as defined in the Confidentiality Agreement) relating to the OGP Business.  From and after the date hereof, each of the Parties shall, and shall cause its Representatives to:  (i) keep all Confidential Information confidential and not to disclose or reveal any Confidential Information to any person other than its Representatives who are actively and directly participating in the consummation and implementation of the transactions contemplated by the Transaction Agreements or who otherwise need to know the Confidential Information for the purpose of consummating or implementing such Transactions and (ii) use Confidential Information only for purposes in connection with the transactions contemplated by the Transaction Agreements or the consummation of such transactions and not to use Confidential Information for any other purpose.

(b)                                 Notwithstanding anything else in Section 5.05(a) to the contrary, this Section 5.05 shall not prohibit disclosure or use of any Confidential Information by a Party or any Representative if and to the extent:

(i)                                     as required by Law including the requirements of any Taxing Authority or the rules and regulations of any recognized stock exchange or any Self-Regulatory Organization, subject to and in accordance with Section 11.03;

(ii)                                  the disclosure or use is required to vest the full benefit of this Agreement in ABB and its Affiliates or in Purchaser and the Purchaser Affiliates, as the case may be, including satisfaction of the conditions contained in Article VIII, or to facilitate preparation of the Final Effective Date Balance Sheet or a sale of the Shares or Assets by Purchaser or the OGP Purchasers (as appropriate);

(iii)                               the disclosure or use:  (A) is, subject to clause (C) below, required for the purpose of any Action before a Governmental Authority of relevant jurisdiction arising out of any of the Transaction Agreements; (B) is, subject to clause (C) below, required for the purpose of a submission to the IRS or such other taxation body in respect of any tax submissions by the Parties in respect of the transactions contemplated by this Agreement; (C) is made from and after the earlier of the date of the public announcement of discussions relating to the transaction, the date of the public announcement of the transaction, or the date of the execution of this Agreement with respect to the U.S. federal tax treatment and tax structure of the transaction; or (D) is in consultation with a tax advisor regarding the U.S. federal tax treatment and tax structure of the transaction;

(iv)                              the disclosure is made to a Representative of Purchaser or ABB whose function requires them to have such information; provided, however, that the relevant Party will procure that such Representative comply with the provisions of this clause in respect of such information as if they were bound by this Section 5.05;

(v)                                 the disclosure is made to a potential member of the financing syndicate of Purchaser who requires such information for the purpose of making an investment decision with respect to, inter alia, lending to or investing in Purchaser; provided, however, that Purchaser shall procure that such Person comply with the provisions of this clause (v) in respect of such information as if they were bound by this Section 5.05;

(vi)                              the disclosure or use is made by Purchaser to an employee or executive officer of any of the OGP Subsidiaries or is a Transferred Employee; provided, however, that Purchaser shall procure that such Person comply with the provisions of this clause (vi) in respect of such information as if they were bound by this Section 5.05;

(vii)                           the disclosure or use is made by Purchaser or its legal counsel pertaining to the OGP Business to (i) the DOJ or the SEC in connection with or in response to DOJ or SEC inquiries or investigations arising out of the Compliance Review or (ii) the DOJ in order for the DOJ to issue the Opinion Review Release; or

(viii)                        agreed to in writing by the other Party.

(c)                                  In the event that a Party or any of its Representatives is required to disclose any Confidential Information in any legal or regulatory proceeding, such Party, prior to such disclosure, shall consult with the other party/parties as to the timing, content and manner of making such disclosure or the use of such information insofar as is reasonably practicable before complying with such an obligation.

(d)                                 Notwithstanding anything else in this Section 5.05, following the Closing, the foregoing restrictions will not apply to Purchaser’s disclosure or use of documents and information concerning the OGP Business, whether furnished by ABB or its Affiliates under this Agreement, or otherwise.

SECTION 5.06.                 Regulatory Authorizations; Notices and Consents.  (a)  Purchaser shall use its reasonable best efforts to promptly obtain all authorizations, consents, orders and approvals of Governmental Authorities set forth in Sections 3.04 and 4.03 of the Disclosure Schedule and of the South Korean Fair Trade Commission in pursuance of the South Korean clearance, including, where required, by responding to second requests or any other extended or second phase investigations by any Governmental Authority.  ABB will cooperate with Purchaser in promptly seeking to obtain all such authorizations, consents, orders and approvals; provided, however, that neither ABB nor any of its Affiliates shall be required to pay any fees or make any other payments to any Governmental Authority in order to obtain any such authorization, consent, order or approval (other than normal filing fees that are imposed by Law on such Persons and any advisors’ fees in connection therewith).  Neither ABB nor Purchaser shall take any Action that would have the effect of materially delaying, impairing or impeding the receipt of any required approvals.  For the purposes of this Section 5.06, the “South Korean clearance” shall mean the notification of this Agreement to the South Korean Fair Trade Commission pursuant to the Korean Monopoly Regulation and Fair Trade Act of December 31, 1980, as amended.

(b)                                 ABB and Purchaser each agree to make, or to cause to be made, an appropriate filing of a notification and report form pursuant to the HSR Act in connection with the transactions contemplated by the Transaction Agreements promptly after the date of this Agreement but in no event later than ten Business Days thereafter and to supply promptly any additional information and documentary material that may be requested by any Governmental Authority pursuant to such filings.  In addition, each Party agrees to make, or to cause to be made, promptly any other filing or notice set forth in Sections 3.04(a) and 4.03(a) and (c) of the Disclosure Schedule.

(c)                                  Sections 3.04(a) and 4.03(b) and (c) of the Disclosure Schedule set out an exhaustive list of the jurisdictions referred to in Sections 3.04(a) and 4.03(b) and (c) of this Agreement.  These are the jurisdictions in which the Parties have agreed mandatory filings are required as a result of the execution, delivery and performance by ABB and the Sellers of the Transaction Agreements.  The disclosure in Sections 3.04(a) and 4.03(b) and (c) may, however, be extended to include additional mandatory filings only insofar as additional information is disclosed by the Seller to the Purchaser or local legislation is amended, following the date of this Agreement, which in either case has the effect of making applicable a mandatory filing as a result of the execution, delivery and performance by ABB and the Sellers of the Transaction Agreements.  In such event, such additional mandatory filings will be deemed to be added to the jurisdictions referred to in Sections 3.04(a) and 4.03(b) and (c).  If any such additional mandatory filings which are suspensory in nature are identified, the parties will use their reasonable efforts to transfer the assets or shares within the relevant territory out of the entities which are the subject of a Primary Transaction provided always that such transfer will result in Purchaser reasonably determining that the Primary Test will be satisfied.  In such event, any such assets or shares transferred pursuant to this Section 5.06(c) shall be deemed a Secondary Transaction, and all consents or approvals from Governmental Authorities in respect of such additional mandatory, suspensory filings shall constitute an Additional Approval.  If such Additional Approvals have not been satisfied or waived prior to the Closing, any assets or shares transferred pursuant to this Section 5.06(c) will be subject to the Deferred Transfer Agreement.  The provisions of Sections 5.06(a), (b) and (d) shall apply to any additional mandatory filings identified and required in accordance with this Section 5.06(c).  For the purposes of this Section 5.06(c), the “Primary Test” shall be deemed to be satisfied if at Closing the aggregate gross assets, turnover and earnings before interest and tax (in each case calculated on an unconsolidated basis and excluding any items which are exclusively intra-OGP Business or investments in other OGP Subsidiaries) of the OGP Subsidiaries and the parts of the OGP Business transferred by the Asset Sellers which are capable of being and shall be transferred on the Closing Date (including, the Primary Transactions) to Purchaser and the OGP Purchasers (taken together) are equal to or exceed 85 percent of the consolidated gross assets, turnover and earnings before interest and tax of the OGP Business.  The gross assets, turnover and earnings before interest and tax in respect of each relevant OGP Subsidiary shall be calculated at the Closing Date using the accounting principles, standards and practices generally accepted in the country in which such OGP Subsidiary is incorporated and which are approved by the relevant regulatory body of the accounting profession in that country and consistently applied.

(d)                                 To the extent permitted by applicable Law, each of ABB and Purchaser shall promptly notify the other of any communication it or any of its Affiliates or in the case of Purchaser, each Purchaser Affiliate and each Investor receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other Party to review where reasonable, subject to confidentiality obligations to third parties, in advance any proposed communication by such Party to any Governmental Authority.  No Party shall agree to participate in any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry unless it consults with the other Party in advance.  Subject to the applicable confidentiality agreements, to the extent permitted by applicable Law, the Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing.  Subject to applicable confidentiality agreements, to the extent permitted by applicable Law, the Parties will provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or member of the staff of any Governmental Authority, on the other hand, with respect to the Transaction Agreements and the transactions contemplated thereby.  Nothing in this Section 5.06 shall result in either Party being required to disclose business secrets or confidential information to the other Party.  Business secrets shall include turnover information, market share data, confidential fund structure information, and other confidential information in relation to the equity investors of the Purchaser and any of their investee companies and other market sensitive information.

SECTION 5.07.                 Retained Names and Marks.  (a)  Purchaser hereby acknowledges that all right, title and interest in and to the names and marks listed in Part A of Section 5.07(a) of the Disclosure Schedule or other corporate names of ABB or its Affiliates, together with any confusingly similar names and all Trademarks containing or incorporating any of the foregoing (the “Retained Names and Marks”) are owned exclusively by ABB, and that, except as expressly provided below, any and all right of the OGP Business to use the Retained Names and Marks shall terminate as of the Closing and shall immediately revert back to ABB and the Sellers; provided that neither Purchaser nor any of the OGP Subsidiaries shall be prevented or restricted in any way by ABB from using those names listed in Part B of Section 5.07(a) of the Disclosure Schedule with the superscript or suffix “IT” contained therein so long as such use is without the superscript or suffix “IT” (for the avoidance of any doubt, with respect to the names “Industrial IT Enabled”, “Industrial IT Certified”, and “Industrial IT Solutions”, Purchaser and the OGP Subsidiaries may use the names “Industrial Enabled”, “Industrial Certified”, and “Industrial Solutions”) (it being understood that ABB makes no warranties regarding the use by Purchaser or any of the OGP Subsidiaries of such names apart from the “IT” superscript or suffix as provided above).  Purchaser further acknowledges that it has no rights, and is not acquiring any rights, to use the Retained Names and Marks, except as expressly agreed to by ABB in writing.

(b)                                 Purchaser shall, as soon as practicable after the Closing, but in no event later than three (3) months thereafter, cause each OGP Subsidiary, as applicable, to file with the appropriate authorities the documents required by Law to effect a change to its corporate name to a corporate name that does not contain any Retained Names and Marks and to supply promptly any additional information and documentary materials that may be requested by ABB with respect to such filings.

(c)                                  Purchaser shall, for a period of three (3) months after the Closing Date, be entitled to use all of the OGP Subsidiaries’ existing stocks of signs, letterheads, advertisements and promotional materials, Internet websites and Internet domain names associated therewith, inventory and other documents and materials transferred to Purchaser or an OGP Purchaser (“Existing Stock”) containing Retained Names and Marks, after which date Purchaser shall, and shall cause each OGP Subsidiary and each OGP Purchaser to, remove or obliterate Retained Names and Marks from such Existing Stock or cease using such Existing Stock, and relinquish to ABB any rights with respect to Internet domain names incorporating any Retained Names or Marks.

(d)                                 Except as expressly provided in this Agreement, no other right to use the Retained Names and Marks is granted by either ABB or any Seller to Purchaser, any OGP Purchaser or the OGP Subsidiaries, whether by implication or otherwise, and nothing hereunder permits Purchaser, any OGP Purchaser or any OGP Subsidiary to use the Retained Names and Marks on any documents, materials, products or services other than in connection with the Existing Stock.  Purchaser shall ensure that all use of the Retained Names and Marks by the OGP Subsidiaries as provided in this Section 5.07 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the OGP Business used the Retained Names and Marks prior to the Closing.

(e)                                  Purchaser agrees that neither ABB nor any of its Affiliates shall have any responsibility for claims by third parties arising out of, or relating to, the use by Purchaser, the OGP Subsidiaries, the OGP Business, the Investors and any Purchaser Affiliate thereof of any Retained Names or Marks after the Closing Date other than an allegation that the use of Retained Names or Marks is infringing the rights of a third party in any respect, and Purchaser shall indemnify and hold harmless ABB and its Affiliates from any and all claims that may arise out of the use thereof by Purchaser, the OGP Subsidiaries, the OGP Business, the Investors or any Purchaser Affiliate thereof.

SECTION 5.08.                 Guarantees.  (a)  As used in this Section 5.08, the following terms have the following meanings:

“Advance Payment Bonds” means Third Party Guarantees or Parent Guarantees to the extent they secure or guarantee the repayment or application of customer advances.

“Amount” means the maximum sum payable expressed in “$” pursuant to and in accordance with the terms of the relevant guarantee or other similar instrument contemplated by this Section 5.08.

“Available Balance” means at the time of determination from and after Closing the ETPG Facility Amount less the sum of the Amount payable at the date of issue under (i) each ETPG Facility Guarantee and (ii) each Substitute Third Party Guarantee issued pursuant to Section 5.08(d), and in either case whether or not any such ETPG Facility Guarantee or

Substitute Third Party Guarantee remains outstanding or has been drawn upon in whole or in part at the time of determination.

“Eligible TPG” means all Third Party Guarantees other than Warranty Period Guarantees and Ineligible Guarantees, in every case which are outstanding as of Closing.

“ETPG Facility” means irrevocable letter(s) of credit arranged by Purchaser in favor of ABB in an amount of up to the ETPG Facility Amount to secure repayment of obligations of ABB or any of its Affiliates (other than an OGP Subsidiary) in respect of Third Party Guarantees and Parent Guarantees (other than Ineligible Guarantees), in each case which are outstanding as of the Closing, as provided in this Section 5.08.

“ETPG Facility Amount” means an aggregate amount equal to the lesser of (i) $160,000,000 minus the Amount of OGP TPGs outstanding as of Closing, and (ii) the difference between (x) the aggregate Amount of Third Party Guarantees outstanding as of Closing less (y) the sum of (A) the aggregate amount of Warranty Period Guarantees outstanding as of Closing and (B) the aggregate amount of Ineligible Guarantees to the extent they have been issued in respect of Off Balance Sheet Indebtedness.

“ETPG Facility Guarantee” means a letter of credit issued in favor of ABB pursuant to the ETPG Facility.

“Ineligible Guarantee” means any Third Party Guarantee or Parent Guarantee which is (i) an Advance Payment Bond, (ii) a tax bond (other than the Norwegian Tax Bond as defined in the Senior Credit Agreement) or in respect of an advance lease payment, and (iii) any other Third Party Guarantee or Parent Guarantee which is not related to the performance of a project-related obligation of an OGP Subsidiary or which has been issued in respect of Off Balance Sheet Indebtedness, in each case outstanding as of the Closing.

“OGP Guarantees” means any indemnities, performance, advance payment and retention bonds or guarantees, other guarantee obligations, letters of credit and other similar arrangements issued by an OGP Subsidiary with respect to an obligation of ABB or any of its Affiliates (other than another OGP Subsidiary) that does not relate to the OGP Business.

“OGP TPGs” means any indemnities, performance, advance payment and retention bonds or guarantees, other guarantee obligations, letters of credit and other similar arrangements issued by a third party in relation to the OGP Business for which an OGP Subsidiary (but none of ABB or any of its Affiliates) has a reimbursement obligation in relation to the OGP Business; provided, notwithstanding the foregoing, OGP TPGs shall not include any guarantees which are in respect of debt of an OGP Subsidiary for borrowed money.

“Parent Guarantees” means any obligations or arrangements granted or issued by ABB or any of its Affiliates (other than an OGP Subsidiary) relating to the OGP Business, in each case outstanding as of the Closing Date, other than in respect of Third Party Guarantees and excluding Parent Guarantees issued in respect of the Grayloc Note, the Houston Lease and the Aberdeen Lease.

“Retained TPG” means all Third Party Guarantees which are either (i) outstanding as at the date of this Agreement and set forth in Section 5.08(a) of the Disclosure Schedule, (ii) identified after the date of this Agreement as outstanding as of the date of this Agreement or (iii) entered into on or after the date of this Agreement and prior to Closing and in either case is outstanding at Closing, but excluding those Third Party Guarantees in respect of which Purchaser has procured the issuance of an ETPG Facility Guarantee pursuant to Section 5.08(b) or (c).

“STPG Notice” means a written notice to Purchaser confirming (i) that one or more Third Party Guarantees or Parent Guarantees exist, (ii) that such guarantees are either Eligible TPGs, Warranty Period Guarantees or Parent Guarantees, (iii) the Amount outstanding at the date of such notice under such Eligible TPG or Warranty Period Guarantee, or in the case of a Parent Guarantee for which no amount is established in such guarantee, the amount for which an ETPG Facility Guarantee is requested in the notice, (iv) the underlying contract to which such Eligible TPG, Warranty Period Guarantee or Parent Guarantee relates (including reference number to the extent available) and attaching a copy of such guarantee, and (v) the Available Balance at the date of such notice.

“Substitute Parent Guarantees” means substitute guarantees or similar arrangements issued to replace any Parent Guarantees either (i) outstanding as of the date of this Agreement and set forth in Section 5.08(g) of the Disclosure Schedule, (ii) identified after the date of this Agreement as outstanding as of the date of this Agreement or (iii) issued on or after the date of this Agreement and prior to the Closing and in each case outstanding at Closing.

“Substitute Third Party Guarantees” means any substitute indemnity, performance, advance payment or retention bond or guarantee, other guarantee obligation, letter of credit or other similar arrangement issued to replace the Eligible TPGs, Warranty Period Guarantees or Parent Guarantees pursuant to Section 5.08(d).

“Third Party Guarantees” means any indemnities, performance, advance payment and retention bonds or guarantees, other guarantee obligations, letters of credit and other similar arrangements issued by a third party in relation to the OGP Business for which ABB or any of its Affiliates (other than an OGP Subsidiary) has a reimbursement obligation in each case, outstanding as of the Closing Date.

“Warranty Period Guarantees” means any Third Party Guarantees to the extent they secure warranty obligations with respect to services or products provided pursuant to a contract.

(b)                                 By the Closing, Purchaser shall have arranged the ETPG Facility and it shall be available to ABB pursuant to its terms.  Subject always to the Available Balance, in order to utilize the ETPG Facility in respect of Eligible TPGs, Warranty Period Guarantees and Parent Guarantees, ABB must deliver a STPG Notice.  In the event that the Purchaser disputes that a STPG Notice has been validly provided in accordance with this Section 5.08(b) the provisions of Section 2.10(b) shall apply mutatis mutandis.  Within seven Business Days following receipt of a duly completed STPG Notice which is not disputed in accordance with this Section 5.08(b), or if disputed, upon the resolution of such dispute, Purchaser shall procure the issue of one or more ETPG Facility Guarantees pursuant to and in accordance with the terms of the ETPG Facility for an amount equal to the Amount of all of the relevant Eligible TPGs, Warranty Period Guarantees or Parent Guarantees which is/are the subject matter of such STPG Notice and upon such issue the Available Balance shall be permanently reduced by the amount of such ETPG Facility Guarantees.  Further, ABB shall be permitted to deliver a STPG Notice to Purchaser prior to the Closing, and so long as such delivery occurs at least seven Business Days prior to the Closing, Purchaser shall procure the issue of one or more ETPG Facility Guarantees on the Closing Date without limiting either Party’s rights under Section 5.08(n).

(c)                                  Each ETPG Facility Guarantee shall be issued first in respect of Eligible TPGs and only when the Available Balance has been utilized in respect of all such guarantees, thereafter in respect of Warranty Period Guarantees and only when the Available Balance has been utilized in respect of all such guarantees, thereafter in respect of Parent Guarantees; provided further that any ETPG Facility Guarantee issued to ABB under the ETPG Facility in respect of a Parent Guarantee shall expire at the same time and date as the Ineligible Guarantee identified by ABB in the STPG Notice as being the Ineligible Guarantee to be used for such purposes.  Any STPG Notice delivered pursuant to Section 5.08(b) shall specify such Ineligible Guarantee and shall give the same information in respect of such Ineligible Guarantee as is required for an Eligible TPG.

(d)                                 (i)  From and after the Closing, ABB and Purchaser shall cooperate and use their reasonable efforts to cause Purchaser in accordance with Sections 5.08(g) and 5.08(h), as soon as reasonably practicable after the Closing, to replace the Eligible TPGs and Warranty Period Guarantees (in each case, to the extent ETPG Facility Guarantees have been issued) with Substitute Third Party Guarantees.  The amount payable under any ETPG Facility Guarantee in respect of such Eligible TPG or Warranty Period Guarantees shall be reduced (and if reduced to zero such letter of credit shall be returned to Purchaser and otherwise shall be exchanged for a letter of credit for such reduced amount) by an amount equal to the Amount of such Substitute Third Party Guarantee at the time such Substitute Third Party Guarantee is issued; provided that ABB has been absolutely and unconditionally released of the obligations of ABB and each of its Affiliates in connection with the Eligible TPG or Warranty Period Guarantees in respect of which the Substitute Third Party Guarantee is issued and provided further that Purchaser shall not issue any such Substitute Third Party Guarantee unless such absolute and unconditional release shall have been obtained.

(ii)                                  In addition to the circumstances described above in paragraph (i), a Substitute Third Party Guarantee may also be issued in accordance with Section 5.08(d)(i) for Eligible TPGs and Warranty Period Guarantees (to the extent they are not Ineligible TPGs) notwithstanding no ETPG Facility Guarantee shall have been issued in respect of the relevant Eligible TPG or Warranty Period Guarantee and if so issued the Available Balance shall be permanently reduced by the Amount of the Substitute Third Party Guarantees issued pursuant to this Section 5.08(d)(ii).

(e)                                  Subject always to Sections 5.08(a), (b), (c) and (d), in the event that either (i) the Amount of the Eligible TPGs at the date of an STPG Notice exceeds the ETPG Facility Amount or (ii) the Amount of the Warranty Period Guarantees or Parent Guarantees at the relevant date of the STPG Notice exceeds the Available Balance, ABB shall have the right, in its sole discretion, to select the Eligible TPGs, Warranty Period Guarantees or Parent Guarantees (as appropriate) in respect of which the ETPG Facility is to be utilized.

(f)                                    Purchaser shall reimburse ABB and its Affiliates for their reasonable expenses in maintaining the Retained TPGs, whether or not such guarantees are called upon to be performed, to the extent of an amount equal to 0.5% multiplied by the lesser of:

(i)                                     $ 40,000,000; and

(ii)                                  the aggregate principal Amount of Retained TPGs;

provided  always that ABB must notify Purchaser of the amounts, details and costs of maintaining such Retained TPGs prior to Purchaser making the payments contemplated in this Section 5.08(f) and Purchaser shall not be obligated to make a reimbursement pursuant to this Section 5.08(f) in excess of the actual cost to ABB and its Affiliates of maintaining the Retained TPGs.

(g)                                 As soon as reasonably practicable following the Closing, Purchaser shall use its reasonable efforts to arrange Substitute Parent Guarantees.  In connection therewith, Purchaser shall use its reasonable efforts to obtain from the creditor, beneficiary or other counterparty an absolute and unconditional release of ABB and its Affiliates (other than an OGP Subsidiary) from all liability and contingent liability under or in respect of any Parent Guarantee, each release to be in form and substance reasonably satisfactory to ABB.  Notwithstanding the previous sentence, Purchaser shall not issue a Substitute Parent Guarantee to any party that has not issued an absolute and unconditional release of ABB and its Affiliates.  Purchaser shall reimburse ABB and its Affiliates for their reasonable expenses in maintaining the Parent Guarantees whether or not such Parent Guarantees are drawn upon or required to be performed.  For the purposes of Sections 5.08(g), (h) and (k) “reasonable efforts” shall be satisfied by the Party offering the assurance of such Party only and shall not require such Party to make any payment or deposit or procure that any third party bank guarantee is issued to secure such release.

(h)                                 As soon as reasonably practicable following the Closing, ABB shall use its reasonable efforts to arrange for substitute guarantees or similar arrangements to replace any OGP Guarantees either (i) outstanding as of the date of this Agreement, all of which are set forth in Section 5.08(h) of the Disclosure Schedule or (ii) issued on or after the date of this Agreement and prior to the Closing.  In connection therewith, ABB shall use its reasonable efforts to obtain from the creditor, beneficiary or other counterparty an absolute and unconditional release of the OGP Subsidiaries from all liability and contingent liability under or in respect of any OGP Guarantee, each release to be in form and substance reasonably satisfactory to Purchaser.  To the extent that the creditor, beneficiary or other counterparty under any OGP Guarantee has not granted such release, ABB shall indemnify, defend and hold harmless Purchaser and the Purchaser Affiliates against and reimburse Purchaser and the Purchaser Affiliates for any and all amounts paid, including reasonable costs or expenses in connection with such OGP Guarantees, including Purchaser’s and the Purchaser Affiliates’ expenses in maintaining such OGP Guarantees whether or not any such OGP Guarantees are drawn upon or required to be performed, and shall in any event promptly reimburse Purchaser and the Purchaser Affiliates to the extent any OGP Guarantee is called upon and Purchaser or any of the Purchaser Affiliates makes any payment.

(i)                                     From and after the Closing, to the extent that ABB receives funds under an indemnity, performance, advance payment or retention bond or guarantee, other guarantee obligation, letter of credit or other similar arrangement issued by a third party prior to the Closing for the benefit of ABB and its Affiliates (including the OGP Business), ABB shall pay Purchaser an amount equal to the portion of the proceeds received which are for the benefit of the OGP Business.  ABB shall take such reasonable steps as the Purchaser may reasonably request to enforce all such rights of the OGP Business and shall pay any proceeds for the benefit of the OGP Business recovered as soon as reasonably practicable to Purchaser’s Bank Account, and this Section 5.08(i) shall apply mutatis mutandis to the extent an OGP Subsidiary or a relevant Purchaser Affiliate being the successor of an Asset Seller relating to the Business receives such funds on behalf of ABB and its Affiliates (excluding the OGP Business).

(j)                                     From and after the date of this Agreement:  (A) ABB shall (x) honor its obligations in connection with the Parent Guarantees which are outstanding at Closing, (y) undertake to procure that all Third Party Guarantees in respect of which an STPG Notice has been issued shall be maintained in accordance with their terms and will remain in place for the specified duration or until replaced with a Substitute Third Party Guarantee if earlier, and (z) undertake to procure that the Retained TPGs are maintained in accordance with their terms and shall remain in place for the specified duration; and (B) Purchaser shall honor its obligations in connection with the OGP Guarantees which are outstanding at Closing.

(k)                                  If ABB or any ABB Affiliate or any third party issuer receives a demand under any Third Party Guarantee or Parent Guarantee, ABB shall procure that the Purchaser is promptly notified of such demand and shall not, and shall procure that its Affiliates shall not, and shall use its reasonable efforts to procure that any third party issuer shall not, pay any money or do or say anything to admit any liability under such Third Party Guarantee or Parent Guarantee unless legally obliged to do so, and this Section 5.08(k) shall apply mutatis mutandis to the Purchaser with respect to OGP Guarantees.

(l)                                     Purchaser shall indemnify, defend and hold harmless ABB and its Affiliates against and reimburse ABB and its Affiliates for any and all Losses incurred with respect to any Third Party Guarantees or Parent Guarantees (other than, in each case, any Ineligible Guarantee which has been issued in respect of Off Balance Sheet Indebtedness) and, subject to the limitation in Section 5.08(f), with respect to the reimbursement of Retained TPG Expenses.  Purchaser shall in any event promptly reimburse ABB and its Affiliates to the extent any Parent Guarantee or Third Party Guarantee is called upon and ABB or any of its Affiliates makes any payment or is obligated to reimburse the party issuing such Parent Guarantee or Third Party Guarantee from and after the Closing.  Notwithstanding anything else in this Agreement to the contrary and without limiting Purchaser’s rights under Section 9.06, the OGP Subsidiary in respect of whose underlying obligations the relevant guarantee has been issued (or, in the event that the underlying obligations were obligations of an Asset Seller relating to the OGP Business, the relevant Purchaser Affiliate having assumed the obligation) shall have joint liability with Purchaser under this Section 5.08(l); provided that nothing in this Section 5.08 or Section 5.10 shall reduce or otherwise eliminate any reimbursement obligation of the OGP Subsidiaries to

ABB or any of its other Affiliates existing as of the date of this Agreement in the event there is any default under a Third Party Guarantee or Parent Guarantee.

(m)                               If the ETPG Facility expires in accordance with its terms prior to the expiration of all of the guarantees which are secured by the ETPG Facility, Purchaser shall, prior to such expiration, arrange an alternative irrevocable letter of credit in favor of ABB in an Amount equal to the Amount of the such guarantees still secured (the “Remaining Guarantees”), and such alternative facility shall be reduced, from time to time, by the Amount of Remaining Guarantees that subsequently expires in accordance with such Remaining Guarantee’s respective terms.  In the event that ten Business Days prior to the date that the ETPG Facility expires in accordance with it terms ABB has not received written confirmation from Purchaser of such alternative facility, then notwithstanding anything in this Agreement or the ETPG Facility to the contrary, Purchaser shall cause ABB, or its applicable Affiliates, to be able to draw against the ETPG Facility for the Amount of the Remaining Guarantees prior to the expiration of the ETPG Facility.

(n)                                 In the event of an error, omission or inaccuracy in any of the amounts or other assessments required to be computed by either Party pursuant to this Section 5.08, the Party discovering such error, omission or inaccuracy shall as soon as reasonably practicable notify the other Party in writing of such error, omission or inaccuracy and describe in reasonable detail the facts, circumstances and proposed remedy arising from such error, omission or inaccuracy.  Within ten Business Days of receipt of such notice, the Parties shall attempt to agree whether an error exists and, if so, the steps necessary to be taken.  Without limiting the rights of the Parties, to the extent that the Parties agree or it is finally determined that there has been such an error, omission or inaccuracy, the ETPG Facility Amount shall be increased or decreased, as the case may be, by the amount of any error.

SECTION 5.09.                 Third Party Consents.  (a)  ABB shall give promptly, and shall cause the OGP Subsidiaries and the Asset Sellers to give promptly, such notices to third parties, and ABB shall use its, and shall cause the OGP Subsidiaries and the Asset Sellers to use their, reasonable efforts to obtain such third party consents as are reasonably necessary to preserve to the OGP Business the benefits of their respective arrangements with third parties under the Material Contracts, Material Permits or with respect to any Purchased Assets.  Where a third party consent sought is not given, ABB and Purchaser shall cooperate with each other in any reasonable and lawful arrangements designed to provide Purchaser or an OGP Purchaser the benefits of use of any such Purchased Assets, Material Permits and Material Contracts.

(b)                                 Where a third party consent under any Asset Seller Contract (or Lease in connection with such Asset Seller’s Leased Real Property) is not obtained prior to the Closing, ABB shall, and shall cause the Asset Sellers to, subsequent to the Closing, cooperate with Purchaser in attempting to obtain such consent as promptly thereafter as practicable.  To the extent that any such Asset Seller Contract (or Lease in connection with such Asset Seller’s Leased Real Property) is not assignable without the consent of another party thereto, this Agreement shall not constitute an assignment thereof.  If such consent cannot be obtained, ABB, Purchaser, the OGP Purchasers, OGP Subsidiaries and the Asset Sellers, as the case may be, shall each use their reasonable efforts to provide the relevant OGP Purchasers, as the case may be, with the rights and benefits of the affected Asset Seller Contract or Lease in connection with such Asset Seller’s Leased Real Property for the term of such contract, and, if ABB or the Asset Sellers provides such rights and benefits, Purchaser shall assume the obligations and burdens thereunder.  Until such consent is obtained or novation is achieved, ABB shall, or shall cause the Asset Seller to, do each act and thing reasonably requested of them by Purchaser or an OGP Purchaser to enable performance of the Asset Seller Contract (or Lease in connection with such Asset Seller’s Leased Real Property) and to provide for Purchaser or the OGP Purchaser the benefits of the Asset Seller Contract (or Lease in connection with such Asset Seller’s Leased Real Property) (including enforcement of a right of an Asset Seller against another party to the Asset Seller Contract or Lease in connection with such Asset Seller’s Leased Real Property) arising out of its termination by the other party or otherwise).

(c)                                  Section 5.09(b) does not affect Purchaser’s rights and remedies against ABB in respect of an Asset Seller Contract or Lease in connection with such Asset Seller’s Leased Real Property which ABB has warranted is assignable, or may be performed by Purchaser or any OGP Purchaser instead of the Asset Seller, without a novation agreement.

(d)                                 Where any third party consent referred to in Section 5.09(a) is required from ABB or any Affiliate of ABB, ABB hereby confirms that such consent is given.

SECTION 5.10.                 Termination of Certain Existing Intercompany Contracts and Arrangements.  (a)  At or prior to the Closing, ABB shall cause the contracts, agreements or arrangements between ABB and/or any of its Affiliates (other than the OGP Subsidiaries or an Asset Seller not with respect to the OGP Business), on the one hand, and any OGP Subsidiary or Asset Seller relating to the OGP Business, on the other hand, of a type described in Section 5.10 of the Disclosure Schedule to be terminated or amended to exclude such OGP Subsidiary or Asset Seller as a party thereto without any Liability thereunder of or to any of the OGP Subsidiaries.  Each other contract, agreement or arrangement between ABB and/or any of its Affiliates (other than the OGP Subsidiaries), on the one hand, and any OGP Subsidiary, on the other hand, shall remain in full force and effect after the Closing in accordance with its terms.

(b)                                 From and after the Closing, each Party shall pay, or cause to be paid, the Intra-Group Trading Amount owed at the Closing to the other Party or any of its Affiliates or Purchaser Affiliates, as the case may be, to either such Party or its relevant Affiliate or Purchaser Affiliate, as the case may be, to whom such amount is owed:

(i)                                     if the relevant parties have agreed in writing a period in which the amount shall be paid, on or before the end of such period; and

(ii)                                  if the relevant parties have not made such an agreement, on normal commercial terms, but in any event within 90 days of the Closing.

For the avoidance of doubt, it is understood that no claim for payment can be made to the extent amounts are provided or written off in respect thereof in the Final Effective Date Balance Sheet.

SECTION 5.11.                 Discharge of Directors and Related Matters.  (a)  Prior to or at the Closing, each member of the board of each OGP Subsidiary listed in Section 5.11 of the Disclosure Schedule, as updated by written notice from ABB to Purchaser to the extent a person ceases to be a director of an OGP Subsidiary and may be replaced, shall deliver a resignation letter in the form attached as Exhibit N of such position to Purchaser, such resignation to become effective at the Closing.  Purchaser shall cause each OGP Subsidiary to hold such board or shareholders’ meetings as may be required in order to elect a new board of directors.  Purchaser shall cause each OGP Subsidiary to promptly thereafter make all necessary filings with the relevant Governmental Authorities and take all other necessary action to register in the applicable public registry the resignation of the retiring board members.

(b)                                 Purchaser shall cause, at the first shareholders’ meeting or otherwise whenever the question of discharge is raised after the Closing, each member of the board of each OGP Subsidiary and, where applicable, each managing director of each OGP Subsidiary (other than any member of the board or managing director of an OGP Subsidiary who shall become an OGP Employee) to be discharged in full from any Liability resulting from such Person’s role as a member of the board of such OGP Subsidiary or as managing director of such OGP Subsidiary, as the case may be, in respect of the period prior to the Closing.

(c)                                  If discharge of liability does not occur for any member of the board or the managing director of any OGP Subsidiary in accordance with Section 5.11(b), Purchaser shall not, and shall cause each such OGP Subsidiary not to, pursue any claim for damages against any such Person arising out of or relating to his role as a member of the board or a managing director of such OGP Subsidiary.

(d)                                 ABB agrees with Purchaser:  (i) that the giving by any OGP Subsidiary or any of their respective directors, officers, employees, agents or advisers (past or present) or any director, officer or employee of ABB or its Affiliates who, following Closing, will be a director, officer or employee of Purchaser, an OGP Purchaser, JV Company or OGP Subsidiary or any Purchaser Affiliate to ABB or any ABB Representative (past or present) of any information or opinion in connection with the warranties contained in this Agreement, the Disclosure Schedule or otherwise in relation to the business or affairs of any OGP Subsidiary, Asset Seller (relating to the OGP Business) or JV Company in connection with the negotiation and preparation of this Agreement or the Disclosure Schedule shall not be deemed to be a representation, warranty or guarantee to ABB of the accuracy of such information or opinion; (ii) to waive any right or claim which it may have against any OGP Subsidiary or any of their respective directors, officers or employees or any director, officer or employee of ABB or its Affiliates who, following Closing, will be a director, an officer or employee of the Purchaser, an OGP Purchaser, JV Company or an OGP Subsidiary or any Purchaser Affiliate for any error, omission or misrepresentation in any such information or opinion other than any such error, omission or misrepresentation resulting from the fraudulent or willful misconduct of any such Persons; and (iii) that any such right or claim shall not constitute a defense to any claim by Purchaser under or in relation to this Agreement (including the warranties).

SECTION 5.12.                 Insurance.  (a)  Purchaser agrees and acknowledges that none of the insurance policies of ABB and its Affiliates (other than those of the OGP Subsidiaries) will provide insurance coverage in respect of the OGP Subsidiaries or the OGP Assets for losses or liabilities which are incurred or suffered in respect of the period on or after the Closing Date or, except as provided in Section 5.12(b), for losses or liabilities which are suffered or incurred in respect of the period prior to the Closing Date.

(b)                                 Purchaser and each OGP Subsidiary shall be entitled after the Closing Date to notify claims under insurance policies held by ABB and its Affiliates (other than insurance policies held by any OGP Subsidiary) written on a losses occurring basis (“ABB Occurrence Policies”) in respect of any insured loss or liability incurred or suffered by any OGP Subsidiary prior to the Closing Date (collectively, “Pre-Closing Losses”); provided that Purchaser shall pay or reimburse ABB and/or its Affiliates for any and all retrospective insurance premiums, self-insured retentions, deductibles, retentions, and related insurance program expenses; and further  provided that, only with respect to claims notified not more than five years from the Closing Date, such reimbursement shall not be in excess of an amount that would have been reimbursed to the OGP Business as of the date of this Agreement in accordance with the captive insurance arrangements of the OGP Business as of such date, including claims handling fees, taxes, residual market loadings and state surcharges incurred or suffered by ABB and its Affiliates (including ABB Insurance Limited) as a result of such claims.  For the avoidance of doubt, Purchaser shall be entitled to notify claims under ABB Occurrence Policies which are insured or reinsured by ABB Insurance Limited for a period not to exceed five years after the Closing Date; provided, however, that this shall not preclude any claims from being notified under any ABB Statutory Occurrence Policy following the expiration of such five-year period.

(c)                                  At any time following the Closing, as soon as reasonably practicable following receipt of a written request from Purchaser or a Purchaser Affiliate, ABB shall disclose the extent to which the captive insurance retention has been eroded in respect of any years set forth in such written request.

(d)                                 Where any asset of the OGP Business has been damaged or destroyed or liability has been incurred between the date of this Agreement and Closing, ABB shall ensure that, or shall procure that any Affiliate (other than an OGP Subsidiary) shall ensure that, to the extent any insurance proceeds have not been applied to remedy such liability, damage or destruction, all the relevant insurance proceeds received by such Affiliate and captive reimbursement of group deductible which is transferred to the OGP Business in respect of the damaged or destroyed assets are paid to Purchaser or an OGP Purchaser (as agent for the insured), as the case may be, upon the earlier of the Closing or within three Business Days of receipt, in either case to Purchaser’s Account.

(e)                                  All monies payable in respect of any claim duly notified by Purchaser or any OGP Subsidiary, pursuant to Section 5.12(b), to the extent the relevant Losses have not been specifically provided for and any insurance proceeds receivable with respect to a relevant Loss have not been recognized in the Final Effective Date Balance Sheet, shall be payable directly to the appropriate third party claimant as directed by Purchaser or any OGP Subsidiary.

(f)                                    ABB shall, at the cost of Purchaser, provide and procure such reasonable assistance and information as Purchaser may request to enable Purchaser or any OGP Subsidiary to collect valid claims and to exercise its rights under this Section 5.12.

SECTION 5.13.                 Certain Contracts.  With respect to any contract or agreement, and any sale and purchase order, bid or offer, entered into or made by, to or on behalf of any Asset Seller relating to the OGP Business (other than contracts, agreements, bids and offers constituting Purchased Assets), Purchaser shall, or shall cause the relevant OGP Purchaser or

OGP Subsidiary to, after the Closing, duly perform the portion of such contract or agreement or sale and purchase order, or any contract or agreement or sale and purchase order resulting from such bid or offer, relating to the OGP Business in all material respects in accordance with the terms and conditions of such contract or agreement or sale and purchase order and Purchaser or the relevant OGP Purchaser shall be entitled to all benefits under such contract or agreement or sale and purchase order to the extent relating to the OGP Business.  Upon the request at any time by either Party, the Parties shall use all reasonable efforts to ensure that their respective Affiliates, or in the case of Purchaser, the Purchaser Affiliates and the Investors, enter into agreements in form and substance reasonably satisfactory to each of them formalizing the arrangements referred to in this Section 5.13.

SECTION 5.14.                 Transaction Financing.  (a)  Purchaser agrees to use reasonable best efforts to cause the Purchaser Financing Documents to become unconditional in accordance with their respective terms and to cause the facilities thereunder to be available to Purchaser and the OGP Purchasers on the Closing Date.

(b)                                 Prior to the Closing, Purchaser shall not amend or waive any of the Purchaser Financing Documents in a manner adverse in any material respect to ABB without the prior written consent of ABB, which consent shall not be unreasonably withheld or delayed.

SECTION 5.15.                 Notification.  (a)  Subject to Section 5.06, prior to the Closing each Party shall, or shall cause its Affiliates or in the case of Purchaser, the Purchaser Affiliates and the Investors to, promptly (and in any event within three Business Days) notify the other Party in writing upon becoming aware of, and will promptly (and in any event within three Business Days) provide the other Party with true and complete copies of any and all information or documents relating to, and will use all commercially reasonable efforts to cure before the Closing, (i) any event, circumstance, fact or occurrence arising subsequent to the date of this Agreement that would be reasonably expected to (A) result in any material breach of a representation or warranty or covenant of such Party in this Agreement or, in the case of Section 3.07(iv), any breach regardless of materiality, (B) have the effect of making any representation or warranty of such Party in this Agreement untrue or incorrect in any material respect as of the Closing or, in the case of Section 3.07(iv), any breach regardless of materiality or (C) result in a Material Adverse Effect, and (ii) any Action to which it, or any Affiliate, is a party and which seeks to prevent or materially delay the consummation of the transactions contemplated hereby, including satisfaction of the conditions contained in Article VIII.  Each notice given pursuant to this Section 5.15 shall specify the materiality of the matters contained therein and include the amount of Loss (actual or estimated), method of computation of such Loss, and the facts and circumstances surrounding such matter in reasonable detail, in each case to the extent relevant or appropriate.

(b)                                 Subject to Section 10.01, no notice given pursuant to this Section 5.15 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or shall in any way limit any Party’s right to indemnity under Article IX of this Agreement.  In addition, the failure of any Party hereto to give a notice required by this Section 5.15 shall not be considered for purposes of determining the satisfaction of the conditions set out in Sections 8.02(a) and 8.03(a).

SECTION 5.16.                 Other Bidders.  ABB shall procure the assignment to Purchaser of the benefit of the confidentiality provisions of all confidentiality agreements and undertakings given by any other potential purchaser of the OGP Business but only to the extent that:

(a)                                  such assignment is not prevented by the terms of such agreements and undertakings; and

(b)                                 such confidentiality provisions relate to the OGP Business.

ABB will send a letter as soon as reasonably practicable following the Closing (in a form to be agreed with Purchaser) to the other parties to such agreements and undertakings requesting the return of all Information (as defined in such agreements or undertakings) or requesting certification of its destruction to Purchaser in each case in accordance with the terms of such agreements and undertakings.  If such confidentiality undertakings or arrangements are not assignable, ABB shall, at the discretion, cost and expense of Purchaser, enforce the terms of such confidentiality undertakings or arrangements.

SECTION 5.17.                 Further Action.  Each of the Parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of the Transaction Agreements.

SECTION 5.18.                 Misplaced Assets.  (a)  From and after the Closing, to the extent it is determined that any right, title or interest in or to any Purchased Asset (excluding contracts for which a third party consent has not been received) has not been transferred to, or has not vested in, Purchaser or the relevant Purchaser Affiliate (hereinafter, a “Misplaced Asset”) and Purchaser gives ABB written notice of the same:

(i)                                     ABB shall provide such assistance (at ABB’s cost) to Purchaser or such OGP Purchaser as Purchaser reasonably requires for the purposes of Section 5.18(a)(ii) below;

(ii)                                  ABB shall transfer, or procure the transfer of, such Misplaced Asset together with any benefit or sum (net of tax and other reasonable out-of-pocket expenses) accruing to Purchaser or an OGP Purchaser as a result of holding such Misplaced Asset, as soon as practicable, to such person as Purchaser shall direct on terms that no consideration is provided by any person for such transfer; and

(iii)                               ABB or the relevant Asset Seller shall hold such Misplaced Asset in trust for Purchaser or the relevant OGP Purchaser until title in such Misplaced Asset is effectively vested in Purchaser or the OGP Purchaser.

(b)                                 From and after the Closing, to the extent it is determined that an asset which does not form part of the Purchased Assets has been transferred to, or has vested in, Purchaser or a Purchaser Affiliate and ABB gives Purchaser written notice of the same:

(i)                                     Purchaser shall provide such assistance to ABB (at Purchaser’s cost) or such of the Asset Sellers as ABB reasonably requires for the purposes of Section 5.18(b)(ii) below;

(ii)                                  Purchaser shall transfer, or procure the transfer of, such asset, together with any benefit or sum (net of tax and other reasonable out-of-pocket expenses) accruing to ABB or one of the Asset Sellers as a result of holding such asset, as soon as practicable, to such person as ABB shall direct on terms that no consideration is provided by any person for such transfer; and

(iii)                               Purchaser or the relevant OGP Purchaser shall hold such asset in trust for ABB or the relevant Asset Seller until title in such asset is effectively vested in ABB or the Asset Seller.

SECTION 5.19.                 Information and Funds Received Covenants.  (a)  From and after the Closing, ABB undertakes to Purchaser to:

(i)                                     forward and transfer to Purchaser as soon as practicable, any documents, information, communications or correspondence which ABB or any of its Affiliates may receive from time to time in relation to the OGP Business or the Purchased Assets that should properly have been sent to the OGP Business;

(ii)                                  forward and transfer to Purchaser any payments in relation to the OGP Business or the Purchased Assets that should properly have been paid to the OGP Business within three (3) Business Days of the discovery by ABB or disclosure by Purchaser of such payments.  Payments received by ABB or any of its Affiliates in relation to the OGP Business or Purchased Assets that should properly have been paid to the OGP Business shall be held by them as trustee on trust for Purchaser, pending such transfer; and

(iii)                               forward and transfer to Purchaser interest on payments received by ABB or its Affiliates for the account of Purchaser and held by ABB or its Affiliates for more than three (3) Business Days, which interest shall accrue following the expiration of such three (3) Business Day period at the equivalent daily rate of 1.25% per annum;

(b)                                 From and after the Closing, Purchaser undertakes to ABB to:

(i)                                     forward and transfer to ABB as soon as practicable, any documents, information, communications or correspondence which Purchaser or any of the Purchaser Affiliates may receive from time to time that should properly have been sent to ABB;

(ii)                                  forward and transfer to ABB any payments in relation to the OGP Business or Purchased Assets that should properly have been paid to ABB within three (3) Business Days of discovery by Purchaser or disclosure by ABB of such payments.  Payments so received by Purchaser after Closing in relation to the OGP Business or Purchased Assets that should properly have been paid to ABB shall be held as trustee on trust for ABB pending such transfer; and

(iii)                               forward and transfer to ABB interest on payments received by Purchaser for the account of ABB or any of its Affiliates and held by Purchaser for more than three (3) Business Days, which interest shall accrue following the expiration of such three (3) Business Day period at the equivalent daily rate of 1.25% per annum.

SECTION 5.20.                 Perfection of Intellectual Property Assignments.  (a)  ABB shall, and shall cause any relevant Affiliate to, use its reasonable best efforts as soon as reasonably practicable after the date of this Agreement to file for recordation of the Release of Security Interest in Patent and Trademarks, dated May 2, 1991, by Citibank N.A. in favor of Vetco Gray, Inc. in the United States Patent and Trademark Office to the extent that the filing of such recordations have not been made prior to the date of this Agreement.  All reasonable fees and expenses (including, without limitation, professional charges, Taxes and registry fees) incurred in connection (whether incurred prior to or after the Closing Date) with the foregoing recordations shall be for the sole account of ABB.

(b)                                 Purchaser acknowledges and agrees that neither ABB nor any of its Affiliates shall have any obligation or responsibility for the recordation of the assignment of the Transferred Intellectual Property by the Asset Sellers and the IPR Assignors to Purchaser or its designee(s) under the Patent Assignments; provided, however, ABB shall reimburse Purchaser for all reasonable fees and expenses (including, without limitation, professional charges and registry fees) (but excluding internal administrative costs) incurred by Purchaser or its designee(s) in connection with the foregoing recordation.

SECTION 5.21.                 Grayloc Note.  (a)  In the event that Chase Manhattan Bank plc (“Chase”) exercises its option to cause Purchaser to repurchase the Grayloc Note pursuant to the Note Purchase Agreement dated as of November 20, 2000 between Chase and ABB Vetco Gray Inc. (the “Chase Sale Agreement”), whether upon default or otherwise, upon the fulfillment of ABB’s indemnification obligation pursuant to Section 9.03(a)(xi), Purchaser shall transfer to ABB the Grayloc Note and all right, interest and title to any and all collateral used as security for the Grayloc Note.

(b)                                 From and after the Closing, Purchaser shall not, and shall cause the Purchaser Affiliates not to, take any action that would result in a variation of the terms of or in any material respect would otherwise have an adverse effect on the rights of ABB in the event that the Grayloc Note is transferred to ABB.

SECTION 5.22.                 Shared Real Property.  (a)  The Parties acknowledge that the OGP Real Property described on Section 5.22 of the Disclosure Schedule constitutes each real property (each, a “Shared Real Property”) that (i) with respect to leased real property, is (A) leased by ABB or an Affiliate of ABB other than an OGP Subsidiary or an Asset Seller relating to the OGP Business and occupied, in whole or in part, by an OGP Subsidiary or an Asset Seller relating to the OGP Business or (B) Leased Real Property and occupied, in whole or in part, by ABB or an Affiliate of ABB other than an OGP Subsidiary or an Asset Seller relating to the OGP Business or (ii) with respect to owned real property, is (A) owned by ABB or an Affiliate of ABB other than an OGP Subsidiary or an Asset Seller relating to the OGP Business and occupied, in whole or in part, by an OGP Subsidiary or an Asset Seller relating to the OGP Business or (B) Owned Real Property and occupied, in whole or in part, by ABB or an Affiliate of ABB other than an OGP Subsidiary or an Asset Seller relating to the OGP Business, whether pursuant to lease, license or otherwise.  Notwithstanding anything else in this Section 5.22(a), the definition of Shared Real Property shall not include any OGP Real Property that is governed by a written lease, sublease, license, agreement or other instrument on the date of this Agreement.

(b)                                 ABB and Purchaser agree that with respect to each Shared Real Property, prior to or as soon as practicable after the Closing Date each Party shall, or shall cause their respective Affiliates or Purchaser Affiliates, as applicable, to enter into commercially reasonable leases, subleases, licenses, agreements and other instruments in accordance with subsection (c) of this Section 5.22 necessary to allocate between Purchaser and ABB, or their respective Affiliates or Purchaser Affiliates, as applicable, real property interests consistent with the real property interests intended to be conveyed pursuant to this Agreement; provided, however, that notwithstanding anything to the contrary in this Section 5.22, each lease, sublease, license, agreement or other instrument executed in connection with this Section 5.22 shall be for a term which is the shorter of 12 months from the Closing Date or the remainder of the governing real property interest, unless the Parties mutually agree in writing to a longer term.  Notwithstanding anything in this Section 5.22(b) to the contrary, for any Shared Real Property that is subject to a Deferred Transfer Agreement, each lease, sublease, license, agreement or other instrument executed in connection with this Section 5.22 shall be for a term ending on the later of the date that is 12 months from the Closing Date or three months from the Subsequent Closing Date (as defined in the Deferred Transfer Agreement) unless the Parties mutually agree in writing to a longer term.

(c)                                  The allocation between ABB, or its applicable Affiliate, and Purchaser, or an OGP Purchaser, of the real property interests in the Shared Real Property shall be on the following terms (unless otherwise agreed to between the Parties);

(i)                                     such allocation shall be subject to the terms of all applicable leases, subleases, licenses, agreements and other instruments affecting such Shared Real Property (including the procurement of all required consents and approvals; except for consents or approvals of ABB or any Affiliate of ABB which shall be deemed hereby granted to the extent such consents or approvals are required);

(ii)                                  such allocation shall be based upon a proportionate allocation of each Party’s use or occupancy of such property, as such allocation shall be reasonably estimated by ABB, based upon the historical practices and charges between Affiliates of ABB prior to the Closing Date;

(iii)                               before and after such allocation, ABB’s, or its applicable Affiliate’s, interest in such property shall be substantially similar to the interest of ABB or such Affiliate in such property (exclusive of the interest of the respective OGP Subsidiary or Asset Seller relating to the OGP Business) immediately prior to the transfer of the Seller’s interest in such property;

(iv)                              after such allocation, Purchaser’s, or the OGP Purchaser’s, interest in such property shall be substantially similar to the interest of the OGP Subsidiary or Asset

Seller relating to the OGP Business in such property immediately prior to the transfer of the Seller’s interest in such property;

(v)                                 before and after such allocation, the terms and conditions of ABB’s, or its applicable Affiliate’s, rights and obligations with respect to such property shall be substantially similar to the rights and obligations of ABB or such Affiliate in such property (exclusive of the rights and obligations of the respective OGP Subsidiary or Asset Seller relating to the OGP Business) immediately prior to the transfer of the Asset Seller’s interest in such property;

(vi)                              after such allocation, Purchaser’s, or the applicable OGP Purchaser’s, rights and obligations with respect to such property shall be substantially similar to the rights and obligations of the applicable OGP Subsidiary or Asset Seller relating to the OGP Business in such property immediately prior to the transfer of the Asset Seller’s interest in such property; and

(vii)                           from the Closing Date until such time as any such lease, sublease, license, agreement or other instrument has been executed and becomes effective, the Parties agree that they, or their respective Affiliates, shall each be responsible for their respective share of all costs (including rent) relating to, and shall make ordinary payments with respect to, such Party’s use and occupancy of such property in accordance with the allocation provisions of this Section 5.22(c).

(d)                                 ABB shall use its, and shall cause the OGP Subsidiaries and the Asset Sellers to use their, reasonable efforts to obtain such third party consents as are required to permit Purchaser or the OGP Purchaser to occupy and use any Shared Real Property.

(e)                                  In the event that the current occupant is denied the continued use of any of the leased premises as a result of the inability of ABB to procure a necessary third party consent, ABB shall indemnify and hold Purchaser and the Purchaser Affiliates harmless for Losses attributable to any increase in rent paid for a reasonably comparable substitute premises during the remaining term of such Lease; provided, however, that the maximum amount payable to Purchaser or the Purchaser Affiliates pursuant to this Section 5.22(e) shall be equal to the difference between (i) the rent expense for such party with respect to the substitute premises (or if such substitute premises are of a superior quality to the leased premises, the rent for comparable properties), less (ii) the rent expense pursuant to the applicable Lease.  For the purpose of clarity, neither ABB nor any of its Affiliates shall be responsible for any other costs or expenses of Purchaser or any of the Purchaser Affiliates including relocation expenses.

SECTION 5.23.                 Derivatives.  (a)  Definitions.  As used in this Section 5.23, the following terms have the following meanings:

“Derivative Contracts” means all Ordinary Course Derivative Contracts and all Non-Ordinary Course Derivative Contracts other than the Excluded Derivative Contracts.

“Derivative Valuation Bank” means Credit Suisse First Boston, Zürich or, failing its ability to provide the relevant information and in the absence of the Parties being able to agree upon a suitable replacement within ten Business Days, such other bank of international repute able to provide the requisite information required pursuant to this Section 5.23 appointed upon the application of either Party to the President of the Institute of Chartered Accountants of England and Wales.

“Excluded Derivative Contracts” means any Derivative Contract where a party thereto is subject to a Subsequent Closing (as defined in the Deferred Transfer Agreement and which shall be terminated in accordance with the terms of the Deferred Transfer Agreement).

“Non-Ordinary Course Derivative Contracts” means any derivative contracts which are outstanding as at Closing and which are not Ordinary Course Derivative Contracts.

“Ordinary Course Derivative Contracts” means any derivatives contracts between any OGP Subsidiary, on the one hand, and ABB or any of its Affiliates (other than an OGP Subsidiary) or another third party, on the other hand, that are outstanding at Closing and that were entered into (i) for the primary purpose of hedging currency risk, interest rate risk or raw materials pricing risk in connection with the OGP Business or (ii) in accordance with the documented hedging policies (dated on or prior to the date of entry into such relevant contract) of the OGP Business.

“Undisclosed Derivative Contracts” means those derivative contracts (other than those derivative contracts entered into by an OGP Subsidiary in the ordinary course of business after the date of this Agreement and prior to the Closing in compliance with Section 5.03) which are not set forth in Section 5.23 of the Disclosure Schedule.

(b)                                 Notice of Derivative Contracts.  Not less than five Business Days prior to Closing, ABB shall provide to Purchaser an initial notice listing Derivative Contracts to be terminated in accordance with Section 5.23(c) and thereafter ABB may provide subsequent similar notices with respect to additional Derivative Contracts to be terminated in accordance with Section 5.23(c) (each such notice, a “Termination Notice”), specifying in each case whether such contract is an Ordinary Course Derivative Contract or a Non-Ordinary Course Derivative Contract.

(c)                                  Termination.  ABB shall cause the early termination of all Derivative Contracts set out in each Termination Notice as soon as reasonably practicable after the Closing, but in any event within 30 days of Closing (each such date of termination, an “Early Termination Date”).  This Section 5.23(c) shall not apply to those Ordinary Course Derivative Contracts between an OGP Subsidiary and a third party not an Affiliate of ABB, which contracts Purchaser may terminate at any time after the Closing without any liability to ABB or any of its Affiliates.

(d)                                 Valuation.  On the applicable Early Termination Date or, if the Parties agree that there is material market disruption on a proposed Early Termination Date in respect of any Derivative Contract, such other date as the Parties may agree in good faith (and all references in this Section 5.23 to the Early Termination Date in respect of those Derivative Contracts shall be deemed to refer to such other date), ABB shall calculate the fair market value in U.S. dollars of each applicable Derivative Contract to the relevant OGP Subsidiary to be terminated based on the prevailing spot market rate at 11 a.m. (Zürich time) on the Early Termination Date as determined by the Derivative Valuation Bank.  On the Business Day following an Early

Termination Date, ABB shall deliver to Purchaser a statement setting forth the amounts so determined in accordance with this Section 5.23 (a “Settlement Statement”).

(e)          (i)  Settlement of the Ordinary Course Derivatives Contracts.  The fair market values in U.S. dollars of the Ordinary Course Derivative Contracts finally determined in accordance with Section 5.23(c) shall be added and netted for each Early Termination Date, and the resulting figure shall be a “Net Early Termination Amount.”  For the purposes of this Section 5.23(e) payment to be made pursuant to any early termination (i) to the OGP Subsidiaries shall be categorized as positive and (ii) to ABB or its Affiliates (other than the OGP Subsidiaries) shall be categorized as negative.  If a Net Early Termination Amount is negative, Purchaser shall pay, or cause to be paid, to ABB by wire transfer of immediately available funds the absolute value of the Net Early Termination Amount.  If the Net Early Termination Amount is positive, ABB shall pay, or cause to be paid, to Purchaser by wire transfer of immediately available funds, the Net Early Termination Amount.  The Net Early Termination Amount shall be payable by the applicable Party on or prior to the tenth Business Day following completion of the valuation of all of the Ordinary Course Derivative Contracts terminated on such Early Termination Date in the manner contemplated by Section 5.23(d).  Subject to Section 5.23(e)(ii), payment of such amount shall be deemed to satisfy all outstanding obligations of the parties to those Ordinary Course Derivative Contracts set out in the relevant Termination Notice and no further amounts shall be payable with respect thereto.

(ii)                                  Settlement of Non-Ordinary Course Derivative Contracts.  ABB shall reimburse Purchaser for an amount equal to (A) all amounts owing by it to a counterparty as a result of the termination by an OGP Subsidiary of Non-Ordinary Course Derivative Contracts being negative (in accordance with the finally determined Settlement Statement) plus (B) any administrative or other reasonable costs incurred by Purchaser in connection with the termination of such Non-Ordinary Course Derivative Contracts, which amount shall be netted against all amounts owed (net of any administrative costs or other reasonable costs (including Taxes) incurred by Purchaser in connection with the termination of such Non-Ordinary Course Derivative Contracts) to the OGP Subsidiaries by counterparties as a result of the termination of Non-Ordinary Course Derivative Contracts being positive (in accordance with the finally determined Settlement Statement).

(f)                                    Undisclosed Derivative Contracts.  Promptly after the Closing but in any event within 20 days after the Closing, Purchaser shall notify ABB in writing of any Undisclosed Derivative Contracts, specifying in each case whether such contract is an Ordinary Course Derivative Contract or a Non-Ordinary Course Derivative Contract (such notice to be considered a Termination Notice for the purposes of this Section 5.23(f) only).  Such Undisclosed Derivative Contracts shall be valued and settled in the same manner as other Derivative Contracts pursuant to this Section 5.23.  ABB shall reimburse Purchaser for any administrative switching costs (but no other payments due pursuant to the terms of such Derivative Contracts) incurred by it in connection with the entering into of replacement derivative contracts for such Undisclosed Derivative Contracts if the aggregate of such costs exceeds $500,000 but only to the extent such costs exceed $500,000.

SECTION 5.24.                 Migration Plan.  (a)  No later than three months after the Closing Date, ABB and Purchaser shall agree to a plan (the “Migration Plan”) to implement the migration of certain information technology infrastructure, data and applications from ABB to a new information technology infrastructure and application structure designed for use by the OGP Business after the Closing (the “New OGP Infrastructure”).  The Migration Plan shall specify each of ABB’s and Purchaser’s responsibilities and costs in implementing the Migration Plan.  Each of ABB and Purchaser shall use commercially reasonable efforts and cooperate with each other to implement their respective responsibilities under the Migration Plan.

(b)                                 Except as expressly agreed in the Migration Plan, ABB and Purchaser agree that the design and buildup of the New OGP Infrastructure shall be the sole responsibility and cost of Purchaser.  To the extent that specialized knowledge of ABB is required in the design of the New OGP Infrastructure, ABB shall assist Purchaser in this regard at no cost to ABB.  Purchaser may, but is not obligated to, engage ABB to provide consulting services and engineering support, at Purchaser’s cost, in connection with the buildup of the New OGP Infrastructure.

(c)                                  ABB’s compliance with this obligation shall not be considered in determining whether Section 8.03(a) has been satisfied on the Closing Date.

SECTION 5.25.                 Software Matters.  (a)  Subject to the terms and conditions set forth below, effective as of the completion of the Closing, ABB, on behalf of itself and its applicable Affiliates, hereby grants to Purchaser and the OGP Subsidiaries a non-exclusive, royalty-free, paid-up, perpetual, irrevocable, worldwide, “as-is” license of the proprietary rights of ABB and its applicable Affiliates in the following to use, copy, adapt and create derivative works of the following (as the following may exist as of the Closing Date):

(i)                                     the data shell used to hold data relevant to the OGP Subsidiaries in the database referred to as “ABACUS” (the “ABACUS Data Shell”) for the OGP Subsidiaries’ own internal use;

(ii)                                  the customized version of the Internet website platform known as “CAWP” (the “Customized CAWP Platform”) for the OGP Subsidiaries’ own internal use;

(iii)                               ABB Brazil’s customizations to the BaaN enterprise resource planning system and the data dictionary used in connection therewith (the “BaaN Customizations”) for the OGP Subsidiaries’ own internal use; and

(iv)                              each Lotus Notes database (excluding any data or content stored therein that does not relate to the OGP Business) that, as of the Closing Date, is hosted by ABB or its Affiliates and used in the conduct of the OGP Business, which Lotus Notes databases shall be identified in the Migration Plan (the “Shared Lotus Notes Databases”), in each case, for the OGP Subsidiaries’ own internal use.

(b)                                 The licenses granted above in clause (a) shall not include any right of the OGP Subsidiaries to use or distribute copies of the ABACUS Data Shell, the Customized CAWP Platform, the BaaN Customizations and the Shared Lotus Notes Databases outside the OGP Business.

(c)                                  The Parties agree that the delivery of the copies of the ABACUS Data Shell, the Customized CAWP Platform, the BaaN Customizations, the BaaN enterprise resource planning system and the Shared Lotus Notes Databases (in object code, and to the extent in the possession of ABB and its applicable Affiliates, in source code) shall be made in accordance with and subject to the Migration Plan.

(d)                                 The licenses granted in clause (a) and the delivery of the copies under clause (c) shall be subject to the rights of applicable third party vendors in the underlying intellectual property and underlying software, and other contractual restrictions or limitations on ABB and its applicable Affiliates, including, without limitation, the applicable terms, conditions and restrictions under the Agreement, dated January 1, 2003, between ABB Corporate Management Services AG and Bekk Consulting AS.

(e)                                  ABB shall, or shall cause its applicable Affiliate to, at the Closing Date, create a record of all financial data in the BaaN enterprise resource planning system and the MasterSAF financials system used by the OGP Business in Brazil (collectively, the “Brazilian ERP System”), which data relate to the period commencing on the first date of the applicable financial fiscal year of 2002 and ending on the Closing Date.  This record shall be recorded on an appropriate storage medium (separate from the storage medium used for routine archival purposes), and ABB or its applicable Affiliate shall, in accordance with and subject to the Migration Plan, deliver such storage medium to Purchaser or its designee as soon as practicable following the Closing Date.

(f)                                    Purchaser and the OGP Subsidiaries acknowledge and agree that except as otherwise provided in the Transition Services Agreement, ABB and its Affiliates shall have no obligations or responsibilities regarding the performance, maintenance, support, hosting, export, migration, set-up or any other matters regarding the use of the ABACUS Data Shell, the Customized CAWP Platform, the BaaN Customizations, the Brazilian ERP System and the Shared Lotus Notes Databases.  For the avoidance of any doubt, except as specifically provided in this Agreement and in the Migration Plan, nothing herein obligates ABB to transfer or license any proprietary data or content or any third party owned applications and services used in conjunction with the ABACUS Data Shell, the Customized CAWP Platform, the BaaN Customizations, the Brazilian ERP System and the Shared Lotus Notes Databases.

(g)                                 Purchaser and the OGP Subsidiaries may freely assign, sublicense or otherwise transfer any of the rights granted under Section 5.25(a) to any Person who acquires that portion of the OGP Business to which those rights pertain, including, without limitation, by merger, consolidation, amalgamation, reorganization or disposition of stock or sale of assets, or to any Purchaser Affiliate or the OGP Subsidiaries that conduct the OGP Business, in each case as long as such entity conducts the OGP Business.  Sections 5.25(b), (d) and (f) and any other restrictions under this Section 5.25 shall be binding on all such permitted assigns, sublicensees and transferees, and the Purchaser and the OGP Subsidiaries shall remain liable hereunder for the performance of all such permitted assigns, sublicensees and transferees.

(h)                                 Notwithstanding anything to the contrary in this Agreement and the Related Agreements, all transfer or buyout fees associated with the transfer of the Transferred Software Licenses that are charged by applicable third party vendors to ABB or its Affiliates shall be borne by Purchaser.  To the extent that Purchaser does not agree to bear any such transfer or buyout fees with respect to a particular Transferred Software License, ABB and its Affiliates shall have no obligation or responsibility with respect to such particular Transferred Software License under the transactions contemplated under this Agreement.

SECTION 5.26.                 Waiver of Termination Rights Under Norwegian Leases.  ABB or the applicable Affiliate of ABB hereby waives any right to terminate each of the following Leases:  (i) the lease of Bergerveien 12, 1396 Billingstad, Asker, Building 4, “Lavbygget” dated December 20, 2001 made between ABB Eiendom AS and ABB Offshore Systems AS, (ii) the lease of Bergerveien 12, Building 1, 5th floor, H-blokk, 1396 Billingstad dated September 29, 2000 made between ABB Eiendom AS and ABB Offshore Systems AS, (iii) the lease of Bergerveien 12, building 1, 4th floor, 1396 Billingstad dated March 3, 2003 made between ABB Eiendom AS and ABB Offshore AS, (iv) the lease of Bergerveien 12, Building 1, 3rd floor, 1396 Billingstad dated July 1, 2003 made between ABB Eiendom AS and ABB OS AS and (v) the lease of Bergerveien 12, Buildings 6 and 7, 1396 Billingstad dated September 7, 1999 made between ABB Eiendom AS and ABB Offshore Systems AS and certain other parties, (vi) lease of Bergerveien 12, Building 2, basement dataroom, 1396 Billingstaad dated October 1, 2003 made between ABB Eiendom AS and ABB Offshore Systems AS and (vii) lease of Bergerveien 12, Building 4, “Lavbygget” lab and storage dated February 15, 2003 between ABB Eiendom AS and ABB Offshore Systems AS, in each case as such rights may arise as a result of any change of control caused by the execution, delivery and performance of the Transaction Agreements.

SECTION 5.27.                 Amendments to Subleases at Briarpark, Houston, Texas.  ABB and Purchaser agree that none of the terms and conditions of any of the Leases shall be amended, except the term of the sublease at Briarpark in Houston, Texas, which shall expire 24 months following the Closing Date.

SECTION 5.28.                 Non-Competition Agreement Payment.  Immediately following the Closing, and notwithstanding any other provision of the Transaction Agreements, Purchaser shall (insofar as payment obligations relate to it) pay and shall (insofar as payment obligations relate to the Purchaser Affiliates) cause the applicable Purchaser Affiliates to pay to ABB an aggregate of $78,000,000 in cash for the Non-Competition Agreement in accordance with its terms.  Each of ABB and Purchaser shall cause the relevant Affiliate of ABB and Purchaser Affiliate (as appropriate) to provide counterparts of such Non-Competition Agreement duly executed by each of their Affiliates.

SECTION 5.29.                 Brazilian Reorganization.  ABB shall cause ABB Ltda. to carry out the steps set forth in Section 5.29 of the Disclosure Schedule to effect the transfer of the business and assets of the OGP Business located in Brazil to ABB Óleo & Gás Ltda. and ABB Óleo e Gás Ltda., Manutencão e Modificacão Ltda.  ABB’s compliance with this obligation shall not be considered in determining whether Section 8.03(a) has been satisfied on the Closing Date.

SECTION 5.30.                 Certain Purchaser Reimbursement Obligations.  (a)  If, at any time after the Closing, any amounts receivable from Petrobras under the Marlim contract dated March 11, 1998 are collected by Purchaser or a Purchaser Affiliate which, when aggregated with the aggregate of all amounts receivable collected after the Effective Date, are in excess of the amounts receivable net of provisions made in the Final Effective Date Balance Sheet as contemplated by Section 2.14 of Exhibit E, Purchaser shall promptly pay, or cause to be paid, to ABB such excess amount.

(b)                                 If the amounts reflected in the Final Effective Date Balance Sheet with respect to the payments contemplated by Section 2.17(i) of Exhibit E exceed the actual payments required to be paid in respect thereof, Purchaser shall promptly pay, or cause to be paid, to ABB such excess amount.

SECTION 5.31.                 Sao Paulo Property.  (a)  In respect of the property at Avenida dos Autonomistas, No. 1496, Vila Compensina, Osaco, Sao Paulo, Brazil (the “Sao Paulo Property”), ABB shall or shall cause its applicable Affiliates to use its reasonable efforts to provide Purchaser and the applicable Purchaser Affiliates, at no cost to Purchaser, with such assistance and information as each of ABB and its applicable Affiliates is reasonably able to provide to facilitate the progress of the applicable Purchaser Affiliate’s application for the environmental permit required to enable such entity to operate its business from the Sao Paulo Property.

(b)                                 ABB shall (i) permit Óleo e Gás Ltda to remain in occupation of the part of the Sao Paolo Property that is the subject of the sublease dated October 1, 2003 (the “Current Sublease”) until the expiry of 12 months following the Closing and (ii) use all reasonable efforts to obtain the consent of ABB’s landlord of the Sao Paolo Property to the grant of a further sublease to Óleo e Gás Ltda for a further term not to exceed two years thereafter, and provided always that such term does not exceed the term of the lease held by ABB in relation to the Sao Paolo Property.  Further, if and upon obtaining such consent, ABB shall grant Óleo e Gás Ltda a further sublease of the premises that are the subject of the Current Sublease for such term.

(c)                                  ABB’s compliance with the obligations set forth in Sections 5.31(a) and (b) shall not be considered in determining whether Section 8.03(a) has been satisfied on the Closing Date.

SECTION 5.32.                 Norwegian Debt.  The Parties shall use their reasonable best efforts to cause the combined Borrowings of ABB Offshore Systems AS and its subsidiaries on the Closing Date to be equal to or greater than $145,000,000.  ABB’s compliance with this obligation shall not be considered in determining whether Section 8.03(a) has been satisfied on the Closing Date.

SECTION 5.33.                 Angolan Property.  ABB shall use its reasonable best efforts, or shall cause its Affiliates to use their reasonable best efforts, to obtain the registration of the property located at 5A Avenida, Cazenga, Luanda, Angola in the name of Empresa Angola Metalomecanicas SARL as soon as reasonably practicable following the date of this Agreement.  Purchaser shall not be responsible for any costs or expenses in connection with ABB’s compliance with this Section 5.33.

SECTION 5.34.                 Compliance Review.  The Parties shall conduct the Compliance Review with a view to the Substantial Completion of the Compliance Review and the Compliance Disposition occurring prior to the Longstop Date or, if applicable, the Extended

Longstop Date or the Final Longstop Date, as the case may be.  Notwithstanding the foregoing, the Parties acknowledge and agree that ABB, in its sole and absolute discretion, may determine whether and to what extent it disposes of any matters arising as a result of such Compliance Review.

SECTION 5.35.                 No Solicitation of Transactions.  ABB, from the date of this Agreement, shall not discuss, negotiate or agree to a sale of all or any part of the OGP Business with any other party (other than Purchaser, the Purchaser Affiliates, the Investors or the Purchaser Representatives), except as otherwise permitted pursuant to the Transaction Agreements, nor will it make available any information to any such party relating to such a sale until the earlier to occur of:

(i)                                     the Closing; or

(ii)                                  termination of this Agreement in accordance with its terms,

and ABB shall cause its Affiliates and the ABB Representatives to do likewise.

SECTION 5.36.                 Kizomba B Matter.  (a) ABB shall use its reasonable efforts to cause the settlement of the Kizomba B Matter as soon as reasonably practicable after the date of this Agreement and to have the parties to such settlement agree to have any payment made thereunder categorized as a “finder’s fee payment” and under no circumstances categorized as an “Intellectual Property license fee” (or derivative thereof).  ABB’s compliance with this obligation shall not be considered in determining whether Section 8.03(a) has been satisfied on the Closing Date.

(b)                                 To the extent the settlement described in Section 5.36(a) is consummated in whole or in part after the Closing Date, Purchaser shall cause the relevant OGP Subsidiaries and/or OGP Purchasers to honor the obligations of such OGP Subsidiaries under such settlement and comply with the terms set forth in such settlement.

SECTION 5.37.                 Purchaser Financing Documents.  ABB shall provide such assistance as may reasonably be requested by Purchaser in order for Purchaser to achieve satisfaction of the conditions to the availability of the facilities under the Purchaser Financing Documents, including passing or causing the passing of corporate resolutions and executing or causing the execution of other relevant documentation.

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01.                 Collective Bargaining Agreements.  As of the Closing Date, Purchaser shall assume, or shall cause the OGP Subsidiaries to assume or retain, as the case may be, ABB’s and its Affiliates’ obligations under each of the labor, collective bargaining or other similar agreements or contracts (except, for the avoidance of doubt, U.S. Employee Plans or Non-U.S. Plans), relating to each OGP Employee and each Transferred Employee in accordance with the terms of such agreements or contracts.

SECTION 6.02.                 Service Recognition.  To the extent that service is relevant for purposes of determining eligibility to participate, vesting and eligibility to receive benefits, including vacation, sick days, severance and similar benefits (but not for purposes of benefit accrual) under any retirement plan, employee benefit plan, program or arrangement established or maintained by Purchaser or any of the Purchaser Affiliates under which each OGP Employee or each Transferred Employee may be eligible to participate on or after the Closing Date, such plan, program or arrangement shall credit such OGP Employee and such Transferred Employee for all service earned on and prior to the Closing Date with ABB and its Affiliates, including the OGP Subsidiaries and the Asset Sellers, or any of their respective predecessors, in addition to service earned with Purchaser or any of the Purchaser Affiliates after the Closing Date.

SECTION 6.03.                 Purchaser Welfare Benefit Plans.  With respect to the employee benefit plans, programs and arrangements maintained, sponsored or contributed by Purchaser (“Purchaser Welfare Benefit Plans”), Purchaser shall (a) waive, or cause its insurance carrier to waive, all limitations as to participation and coverage with respect to preexisting and at-work conditions, if any, applicable to each OGP Employee and each Transferred Employee under any Purchaser Welfare Benefit Plan with respect to any conditions that exist as of the Closing Date and for which such OGP Employee or Transferred Employee is covered under the plans in which such OGP Employee or Transferred Employee was participating immediately prior to the Closing Date and (b) provide credit to each OGP Employee and each Transferred Employee for any co-payments, deductibles and out-of-pocket expenses paid by such employees under the employee benefit plans, programs and arrangements of ABB and its Affiliates, including the OGP Subsidiaries or the Asset Sellers, during the portion of the relevant plan year including the Closing Date.

SECTION 6.04.                 Assumed Obligations.  (a)  Effective as of the Closing Date, ABB shall assume, or shall cause its Affiliates to assume, all obligations and liabilities with respect to the ABB Vetco Gray Inc. Management Deferred Incentive Plan and shall assume the Trust for the ABB Vetco Gray Inc. Management Deferred Incentive Plan (the “Rabbi Trust”) and ABB shall ensure, or shall cause its Affiliates to ensure, that all assets under the Rabbi Trust shall be applied in accordance with the terms of the Rabbi Trust to satisfy such obligations and liabilities.

(b)                                 ABB shall be responsible for any costs, actions, claims, obligations and liabilities (if any) whenever arising with respect to any severance benefits payable to Mr. Erik Fougner pursuant to or arising under the terms of the employment agreement between Mr. Fougner and ABB Oil, Gas and Petrochemicals Management Limited dated as of January 14, 2003.

SECTION 6.05.                 U.S. Employee Plans.  As of the Closing Date, each OGP Employee and Transferred Employee shall cease to accrue benefits, if any, under the ABB Cash Balance Pension Plan, the ABB Supplemental Excess Retirement Plan, the ABB Retirement Income Restoration Plan, the ABB Deferred Compensation Plan, the Personal Retirement Investment and Savings Management Plan for Employees of ABB and all other U.S. Employee Plans which are not maintained solely for the benefit of OGP Employees, OGP Former Employees and Transferred Employees (other than the Retiree Health Care Plan (under the ABB Inc. Group Benefit Plan)) (collectively, the “Retained Plans”) and the OGP Subsidiaries shall cease to be participating employers in such plans (as applicable).  ABB shall, or shall cause its Affiliates to, retain all assets, obligations and liabilities in respect of the Retained Plans and no assets, obligations or liabilities with respect to the Retained Plans shall be transferred to Purchaser as a result of the transactions contemplated by this Agreement.  After the Closing Date, Purchaser shall, and shall cause the Purchaser Affiliates to, provide such current information to ABB regarding each OGP Employee and each Transferred Employee on an ongoing basis as may be necessary and appropriate to facilitate determinations of eligibility for, and payments of benefits to, such OGP Employees and Transferred Employees under the Retained Plans.

SECTION 6.06.                 Non-U.S. Retirement Plans.  (a)  Subject to applicable Law, ABB shall consent to the continued participation of each OGP Subsidiary (and, if applicable, the participation of Purchaser or the Purchaser Affiliates and the JV Companies) which currently participates in the Split Plans or the Continued Plans for the Transitional Period.  Participation in the Split Plans and the Continued Plans will be limited to OGP Employees and Transferred Employees (and, if applicable, employees of a JV Company) who are active members of the Split Plans or the Continued Plans on the Closing Date.  Purchaser shall ensure that each entity which participates in the Split Plans or the Continued Plans complies in all respects with the Split Plans or Continued Plans rules and in particular pays contributions each month to the relevant Split Plans at the rates, in respect of the ABB UK Plan, set forth in Exhibit P to this Agreement, in respect of the Norway Split Plans, the amount payable in respect of OGP Employees, OGP Former Employees and Transferred Employees in accordance with applicable Law and the Norway Split Plans rules and, in respect of the Continued Plans, the normal monthly rates in respect of OGP Employees and Transferred Employees determined in accordance with the Continued Plans rules effective as of the Closing Date (for the avoidance of doubt no such entity shall make any contribution towards any defined benefits under the ABB Australian Superannuation Plan).  Purchaser shall ensure that the OGP Employees’ or Transferred Employees’ pensionable pay (as defined in the Split Plans) is not increased by more than 4.00% per annum (in respect of the ABB UK Plan) during or in relation to the Transitional Period except and on terms that Purchaser ensures that the participating entity pay to the appropriate Split Plans a sum equal to the value of the benefits attributable to the portion of the increase in remuneration that is in excess of the percentage increase shown above (as certified by ABB’s Actuary).  Where any participating entity exercises an employer discretion under the rules of the Split Plans which, in the reasonable opinion of ABB’s Actuary, would increase the value of the benefits under the Split Plans in respect of Transferred Employees or OGP Employees, Purchaser shall ensure that the participating entity pays to the appropriate Split Plans a sum equal to that additional cost as certified by ABB’s Actuary.  Purchaser and ABB shall ensure that each such participating entity will stop participating in the Split Plans and the Continued Plans at the end of the Transitional Period or at any earlier date specified by ABB on 30 calendar days’ written notice from ABB, if ABB reasonably considers this Section 6.06(a) has been or is about to be breached in any material respect.

(b)                                 Purchaser shall cause each person who is a member of one of the Split Plans immediately before the Transfer Date and who in respect of the ABB UK Plan only has not attained the normal retirement age under Purchaser’s Scheme and, for the avoidance of doubt, including in respect of the Norway Split Plans any OGP Former Employee who has an entitlement or contingent entitlement to benefits under the Norway Split Plans, to be offered or admitted to membership in Purchaser’s Scheme with effect on and from the Transfer Date.

Subject to receipt by Purchasers’ Scheme of the Transfer Amount, Purchaser shall ensure that Purchaser’s Scheme will provide benefits in respect of service before the Transfer Date for and in respect of those Transferring Members (i) who were members of the ABB UK Plan which are substantially identical to or, in the opinion of ABB’s Actuary and Purchaser’s Actuary, no less favorable than the benefits accrued by such Transferring Members in the ABB UK Plan before the Transfer Date (for the avoidance of doubt the analysis of such accrued benefits will include an allowance for future increases in pensionable pay and will be determined in accordance with the price adjustment mechanism assumptions) and (ii) who were members of the Norway Split Plans which are identical to the Norway Split Plans as determined in accordance with applicable Law.  In providing these benefits, Purchaser shall use its reasonable best efforts not to trigger any immediate cash contribution pursuant to the linear funding Laws of the applicable Law.  The form of offer of membership shall (as it relates to a transfer from the ABB UK Plan) be agreed by ABB (such agreement not to be unreasonably withheld) before it is issued to the OGP Employees and Transferred Employees who are members of the Split Plans.

(c)                                  The Transfer Amount shall be paid in accordance with applicable Law or, in the case of the ABB UK Plan, on the Payment Date for and in respect of each Transferring Member and shall be calculated as follows:  (i) in respect of the ABB UK Plan, the value of the full unreduced cash equivalents (assuming, for the avoidance of doubt, that a member with less than two years’ qualifying service has a right to a cash equivalent) calculated as of the Closing Date in accordance with applicable Law as adjusted by the Investment Adjustment from the Closing Date to the Payment Date together with the contributions paid (if any) set forth in Exhibit P to this Agreement after deduction in respect of an allowance for death in service costs and administration expenses of 2.4% per annum of the pensionable pay/earnings (as defined in the UK ABB Plan), as adjusted by the Investment Adjustment from the date of payment of the relevant contribution to the Payment Date and (ii) in respect of the Norway Split Plans, the transfer value required to be paid by the Norway Split Plans to Purchaser’s Scheme in accordance with applicable Law.

(d)                                 Purchaser (except in relation to the right to a cash equivalent transfer value of a Transferring Member of the ABB UK Plan determined in accordance with applicable Laws) shall not, and it shall use its commercially reasonable efforts to ensure that Purchaser’s Scheme, the OGP Subsidiaries and (if applicable) the JV Companies do not, take any action or give direct or indirect financial or other assistance to any person in taking any action which could reasonably be expected to result in an amount greater than the Transfer Amount being paid to Purchaser’s Scheme.

(e)                                  Except as required by any applicable Laws or pursuant to matters disclosed to Purchaser as of the date of this Agreement:  (i) in addition, except with the consent of Purchaser (which shall not be unreasonably withheld), no amendment shall be made by ABB to the Split Plans which would affect the benefits or contributions payable by or in respect of any Transferring Member or which would affect the calculation of the Transfer Amount prior to the end of the Transitional Period and (ii) ABB shall do nothing to trigger the termination of any of the Split Plans prior to the end of the Transitional Period in relation to any of the Split Plans.

(f)                                    For the avoidance of doubt, Purchaser shall assume the assets and obligations in respect of the Acquired Plans with effect from the Closing Date in accordance with applicable Laws.

(g)                                 On or after the Closing Date, Purchaser shall be responsible for any liability or obligation to make payments to the (i) Norway Split Plans in respect of Transferring Members and OGP Former Employees and (ii) Acquired Plans in Norway in respect of any OGP Employees or OGP Former Employees.

(h)                                 On or after the Closing Date, ABB shall be responsible for any liability or obligation to make payments to the (i) ABB UK Plan, Norway Split Plan, ABB Brazil Pension Plan or Continued Plans (other than contributions that may be required under such plans pursuant to Sections 6.06(a) through (e) or to the extent such contributions are provided for in the Effective Date Balance Sheet) and (ii) Acquired Plans in Norway in respect of any employees who are not OGP Employees and not OGP Former Employees (except to the extent such contributions are provided for in the Effective Date Balance Sheet).

(i)                                     ABB and Purchaser shall use their reasonable best efforts to ensure that no later than the end of the Transitional Period a gratuity fund with the Life Insurance Corporation of India is available to accept a transfer of assets and liabilities from the ABB India Employees Gratuity Fund in respect of the OGP Employees and Transferred Employees.

SECTION 6.07.                 Post-Retirement Health and Welfare Benefits.  Effective as of the Closing Date, each OGP Employee and each Transferred Employee shall cease to accrue benefits, if any, under the Retiree Health Care Plan (under the ABB Inc. Group Benefit Plan) (the “ABB Retiree Medical Plan”) and the OGP Subsidiaries shall cease to be participating employers in such plan.  Effective as of the Closing Date, Purchaser shall, or shall cause the OGP Subsidiaries to, assume all liabilities and obligations that ABB may have to provide benefits under the ABB Retiree Medical Plan to (a) each OGP Employee, (b) each OGP Former Employee and (c) each Transferred Employee.  ABB shall, or shall cause its Affiliates to, retain all liabilities and obligations in respect of the ABB Retiree Medical Plan other than as provided in the previous sentences.

SECTION 6.08.                 Vesting of Benefits Under Certain Employee Plans.  (a)  Effective as of the Closing Date, each OGP Employee and Transferred Employee shall be fully vested (to the extent not already vested) in his or her account balance under the Personal Retirement Investment and Savings Management Plan for Employees of ABB.

(b)                                 Each OGP Employee and Transferred Employee shall receive credit for vesting purposes in accordance with the terms and conditions of the ABB Cash Balance Pension Plan, the ABB Retirement Income Restoration Plan and the ABB Supplemental Excess Retirement Plan, to the extent that such OGP Employee or Transferred Employee participated in such plans as of the Closing Date, for services performed by such OGP Employee and Transferred Employee with Purchaser and the Purchaser Affiliates on or after the Closing Date.  ABB and its Affiliates shall cease the accrual of vesting credit under such plans upon the earlier to occur of (a) the date that an OGP Employee or a Transferred Employee is fully vested in his or her accrued benefit under such plans and (b) the date that an OGP Employee or a Transferred Employee terminates employment with Purchaser or any of the Purchaser Affiliates.

SECTION 6.09.                 Continued Employment of Transferred Employees.  (a)  (i) With respect to any Transferred Employee ordinarily working in any member state of the European Union, the Parties agree that the sale of the Purchased Assets pursuant to this Agreement will constitute a “relevant transfer” for the purposes of the Transfer Regulations and, accordingly, Purchaser shall, or shall cause an OGP Purchaser to, employ each such Transferred Employee from and after the Closing Date; and (ii) with respect to any person who has been offered or promised employment with any Asset Seller in the OGP Business which offer or promise has not yet been accepted by such person, Purchaser shall, or shall cause an OGP Purchaser to, honor such offer or promise made to such person.

(b)                                 Purchaser shall use its reasonable best efforts to ensure the making of offers of employment by an OGP Purchaser to each Transferred Employee (other than those Transferred Employees to which the provisions of Section 6.09(a) apply), such offers to be made in advance of and effective as of the Closing Date.  ABB and its Affiliates shall provide such reasonable assistance, cooperation and all information relating to the Transferred Employees as may be reasonably requested by Purchaser for the purposes of making such offers.

(c)                                  Effective as of the Closing, ABB shall give notice of termination, or cause the termination of the employment of, all Transferred Employees (other than those Transferred Employees to which the provisions of Section 6.09(a) apply) and Purchaser shall, or shall cause the relevant OGP Purchaser to, be responsible for and shall indemnify the ABB Indemnified Parties and keep them indemnified from and against any and all Employment Costs and Liabilities (except as otherwise provided in Section 6.06(e)) arising, directly or indirectly, out of the employment of any such Transferred Employee from the Closing or from such termination of employment (for whatever reason).

(d)                                 Purchaser shall, or shall cause the relevant OGP Purchaser to, perform and discharge for its own account all Employment Costs and Liabilities accruing for service on and after the Closing Date.  In addition, Purchaser shall, or shall cause the relevant OGP Purchaser to, perform and discharge for its own account all Employment Costs and Liabilities accrued but unpaid as of the Closing Date with respect to the OGP Employees and Transferred Employees.  Unless otherwise provided in this Agreement, the Related Agreements or the Disclosure Schedule to this Agreement, after the Closing, Purchaser shall indemnify the ABB Indemnified Parties and keep them indemnified from and against any and all Employment Costs and Liabilities relating to the OGP Employees and Transferred Employees, whether relating to the period prior to or after the Closing.  For the avoidance of doubt, Purchaser shall not be required to make an indemnity payment pursuant to this Section 6.09(d) in connection with any matter to the extent that a full provision is made in the Final Effective Date Balance Sheet pursuant to Section 2.15 of Exhibit E for such matter.

(e)                                  The Parties agree to use their reasonable best efforts to cooperate in providing all information and assistance, and in sufficient time, to enable the Parties to fulfill their respective information and consultation obligations under the Transfer Regulations and equivalent applicable Law.  ABB shall be responsible for and shall indemnify the Purchaser

Indemnified Parties from and against any and all Losses arising from or in respect of any breach of the informing and consulting obligations placed upon ABB and its Affiliates by the Transfer Regulations or any other applicable Law or labor, collective bargaining or other similar agreements or contracts (including, for the avoidance of doubt, any such obligations in Italy), except that Purchaser shall indemnify the ABB Indemnified Parties to the extent that such Losses arise from or are in respect of Purchaser’s failure to comply with its obligations to provide ABB with the information and assistance reasonably requested by ABB in order to enable ABB to fulfill its obligations under the Transfer Regulations and other applicable Law.

SECTION 6.10.                 Purchase Price Adjustment for Unfunded Benefit Liabilities.  (a)  The amount of $847 million set forth in Section 2.04(a) shall be reduced by $85 million on the Closing Date (which amount Purchaser will not and shall not be obligated to pay to ABB pursuant to Section 2.04(a) on the Closing Date or otherwise thereafter) to reflect the aggregate estimated value of the unfunded benefit liabilities under the Assumed Plans and the Non-Assumed Plans and may be further adjusted pursuant to this Section 6.10.

(b)                                 ABB shall as soon as reasonably practicable provide to Purchaser the information necessary for the calculations required in this Section 6.10 to be completed.  Purchaser’s Actuary shall calculate the Aggregate Deficit on the basis of the assumptions set out in Exhibit Q to this Agreement and shall provide the results of such calculation to ABB’s Actuary within sixty (60) calendar days of receipt of all the required information from ABB for verification by ABB’s Actuary.  Where Purchaser’s Actuary and ABB’s Actuary cannot agree on the calculation of the Aggregate Deficit within ninety (90) days of the receipt of all necessary and appropriate information from ABB, Section 6.10(f) shall apply.

(c)                                  Where the Aggregate Deficit is less than $100 million, then Purchaser shall pay to ABB as an adjustment to the Purchase Price the amount by which the Aggregate Deficit is less than $100 million, up to a maximum of $15 million.

(d)                                 Where the Aggregate Deficit is greater than $126 million, then ABB shall pay to Purchaser as an adjustment to the Purchase Price the amount by which the Aggregate Deficit is greater than $126 million.

(e)                                  For the avoidance of doubt, where the Aggregate Deficit is greater than $100 million but less than $126 million no payment shall be made by either Purchaser to ABB or ABB to Purchaser.

(f)                                    Where ABB’s Actuary and Purchaser’s Actuary cannot agree on the calculation of the Aggregate Deficit within ninety (90) days of the receipt of all necessary and appropriate information from ABB then:  (i)  where the difference between Purchaser’s Actuary’s calculation and ABB’s Actuary’s calculation is less than $1 million, then the average of the two calculations shall apply, and (ii) where the difference between the calculation of Purchaser’s Actuary and the calculation of ABB’s Actuary is greater than $1 million, then either ABB or Purchaser may request that the calculation of such amount be determined by an independent actuary being an individual chosen by agreement between ABB and Purchaser or, failing such agreement, appointed by the President of the Institute of Actuaries (the “Independent Actuary”).  There may be only one Independent Actuary and he or she will act as an expert and not as an arbitrator.  The Independent Actuary will determine the disputed calculation in accordance with this Agreement and the terms set forth in Exhibit Q to this Agreement, his or her decision will be final and binding in the absence of manifest error and his or her fees and expenses will be borne equally by ABB and Purchaser or as he or she directs.

SECTION 6.11.                 Cooperation.  The Parties mutually agree to use their reasonable best efforts to take all actions that are necessary and appropriate to effectuate the actions contemplated by this Article VI.

ARTICLE VII

TAX MATTERS

SECTION 7.01.                 Indemnity.  (a)  ABB agrees to indemnify and hold harmless Purchaser against the following (as well as reasonable costs and fees for attorneys and other professional advisors incurred in connection with Taxes) (except that ABB shall not indemnify and hold harmless Purchaser for Taxes (A) to the extent of the amount reserved on the Final Effective Date Balance Sheet or (B) that have been paid under this Article VII):  (i) Taxes imposed on any OGP Subsidiary or with respect to the OGP Business with respect to any Pre-Closing Taxable Period, (ii) U.S. withholding Tax, if any, that is imposed pursuant to the Foreign Investment Real Property Act on a transfer by a Seller that is a foreign person of the assets of the OGP Business, (iii) with respect to any Straddle Period, Taxes imposed on any OGP Subsidiary or with respect to the OGP Business that are allocable, pursuant to Section 7.01(b), to the Pre-Closing Taxable Period, (iv) Taxes arising out of (A) any transactions by ABB relating to the pre-Closing acquisitions or reorganizations (other than Taxes relating to a Section 338(h)(10) Election, as defined below, which shall be governed by Section 7.08), unless such transactions are undertaken at the request of Purchaser, in which case ABB’s indemnity obligation will only apply to U.S. federal, state and local Income Taxes arising out of such transactions, provided that ABB shall indemnify and hold harmless Purchaser for Taxes payable in respect of the pre-Closing transfer of Vetco Gray Nigeria Ltd., or (B) the sale of the shares of ABB Vetco Gray U.K. Ltd. by ABB Vetco Gray Inc. to Purchaser or an OGP Purchaser, (v) Taxes of another Person claimed from the OGP Subsidiaries or Asset Sellers relating to the OGP Business as a result of any of the OGP Subsidiaries or Asset Sellers relating to the OGP Business being included prior to the Closing Date in a combined, consolidated or unitary tax group under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise and (vi) penalties for failure to file Tax Returns that are required to be filed by OGP Subsidiaries or Asset Sellers (with respect to the OGP Business) with respect to the Pre-Closing Taxable Periods.  ABB shall also indemnify Purchaser for the utilization or set-off of a Purchaser’s Relief available to any of the OGP Subsidiaries against any Tax liability or against any income, profits or gains where, but for such setting off, Purchaser would have been entitled to make a claim under this Agreement (ignoring for these purposes any financial limitations), in which case the amount of ABB’s liability shall be equal to the amount which would have been payable in the absence of that or any other Purchaser’s Relief.   Notwithstanding the foregoing, in the event of a change in law, regulation, governmental rule, directive, guideline, or a change in the generally accepted interpretation of any of the foregoing (a “Change of Law”), which takes effect after the Closing Date but which retroactively increases the amount of Taxes described in subsections (i) through (vi) above or in the immediately preceding sentence, ABB shall not indemnify and hold Purchaser harmless from the increased portion of Taxes attributable to such Change of Law. Purchaser shall be responsible for, and shall indemnify and hold ABB harmless against, all Taxes and associated costs and expenses with respect to the OGP Subsidiaries and the OGP Business (including the Purchased Assets) and the sale thereof for all taxable periods ending after the Closing Date (and, with respect to any Straddle Period, the portion of such taxable period that is after the Closing Date) not allocated to ABB pursuant to this Section 7.01.

(b)                                 For purposes of this Agreement, in the case of any Taxes imposed on any OGP Subsidiary or with respect to the OGP Business and payable for a Straddle Period, the portion of such Taxes which is allocable to the Pre-Closing Taxable Period shall be (i) in the case of any Tax other than a Tax based upon or measured by gross or net income or receipts including any deemed income, the amount of such Tax for the entire taxable period (or, in the case of such Taxes determined on an arrears basis, the amount of such Tax for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of days in the portion of such taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period and (ii) in the case of Taxes that are either based upon or measured by gross or net income or receipts including any deemed income, the amount which would be payable if the relevant taxable period ended on the Closing Date.  For purposes of this Agreement, the Texas franchise Tax, which is computed on taxable income for calendar year 2003, shall be treated as a Tax payable for a Straddle Period.

(c)                                  Payment by ABB of any amount due under this Section 7.01 shall be made within ten days following Purchaser’s written request for the payment of such amounts.  If ABB receives an assessment or other notice of Taxes due with respect to an OGP Subsidiary or with respect to the OGP Business for any Pre-Closing Taxable Period for which ABB is not responsible, in whole or in part, pursuant to paragraph (a) of this Section 7.01, then Purchaser shall pay such Taxes, or if ABB pays such Taxes, then Purchaser shall pay to ABB the amount of such Taxes for which ABB is not responsible within ten (10) days following ABB’s written request.  In the case of a Tax that is contested in accordance with the provisions of Section 7.04, the contesting party (as between ABB and Purchaser) shall defer payment of the contested Tax to the extent permitted by Law and to the extent such deferral will not materially disadvantage the non-contesting party (as between ABB and Purchaser).

(d)                                 Any amount otherwise payable by ABB under this Section 7.01 shall be reduced by any Post-Closing Date Tax Benefit that arose in connection with (i) any underlying adjustment resulting in the obligation of Purchaser, the OGP Purchasers, any of the OGP Subsidiaries or otherwise with respect to the OGP Business to pay Taxes for which ABB is responsible under this Section 7.01 or (ii) the payment of such Taxes.

(e)                                  In the event that any UK Tax is due with respect to the Pre-Closing Taxable Period, ABB shall as far as possible make group relief (as defined in Section 402(1) of the Income and Corporate Taxes Act of 1988) available free of charge for the purpose of eliminating or mitigating that liability to UK Tax or the payment of such Taxes.

SECTION 7.02.                 Preparation of Tax Returns.  (a)  ABB shall at its cost and expense cause the OGP Subsidiaries or Asset Sellers relating to the OGP Business to timely prepare and file all Tax Returns relating to such OGP Subsidiaries or to the OGP Business due on or before the Closing Date and, where appropriate, shall cause to be included in the consolidated federal Income Tax Returns (and the federal, state, local, canton, provincial or national Income Tax Returns of any jurisdiction in which ABB or any of its Affiliates files consolidated, combined, group or unitary Income Tax Returns) for all periods ending on or before or which include the Closing Date, all items of income, gain, loss, deduction and credit or other items (collectively, “Tax Items”) of the OGP Subsidiaries or Asset Sellers relating to the OGP Business which are required to be included therein.  ABB shall provide, or cause to be provided, a copy of state, local and foreign Tax Returns that are required to be filed by it, the OGP Subsidiaries or the Asset Sellers with respect to the OGP Business under this paragraph, together with any attachments to the extent such Tax Returns and attachments relate solely to the OGP Subsidiaries or the OGP Business, to the Purchaser ten (10) business days prior to the due date for filing of such Tax Returns (taking into account proper extensions).  Purchaser may review such Tax Returns and provide comments.

(b)                                 With respect to each Tax Return covering a taxable period ending on or before the Closing Date that is required to be filed after the Closing Date for, by or with respect to any of the OGP Subsidiaries or with respect to the OGP Business (other than the Tax Returns described in Section 7.02(a)), ABB shall at its cost and expense timely prepare and file such Tax Return and shall cause to be included in such Tax Return all Tax Items required to be included therein.  ABB shall provide, or cause to be provided, a copy of state, local and foreign Tax Returns that are required to be filed by it, the OGP Subsidiaries or the Asset Sellers with respect to the OGP Business under this paragraph, together with any attachments to the extent such Tax Returns and attachments relate solely to the OGP Subsidiaries or the OGP Business, to the Purchaser ten (10) business days prior to the due date for the filing of such Tax Return (taking into account proper extensions).  Purchaser may review such Tax Returns and provide comments.  An exact copy of a Tax Return relating solely to the OGP Subsidiaries and the OGP Business shall be provided to Purchaser no later than ten (10) business days after such Tax Return is filed.

(c)                                  With respect to each Tax Return covering a Straddle Period that is required to be filed for, by or with respect to OGP Subsidiaries or Asset Sellers relating to the OGP Business (a “Straddle Period Return”), other than the Tax Returns described in Section 7.02(a), Purchaser shall cause such Straddle Period Return to be prepared and shall cause to be included in such Straddle Period Return all Tax Items required to be included therein.  Purchaser shall determine in accordance with the provisions of Section 7.01(b), subject to review and agreement by ABB, the portion, if any, of the Tax due with respect to the period covered by such Straddle Period Return that is attributable to the Pre-Closing Taxable Period.  At least 60 calendar days prior to the due date (including extensions) of such Straddle Period Return (or, if the financial statements for relevant entities are not available at such time, within 15 days after such statements become available, but in any event no later than 10 days prior to the due date (including extensions) of such Straddle Period Return), Purchaser shall deliver to ABB a copy of such Straddle Period Return along with Purchaser’s calculation (in reasonable detail) of the amount of Tax attributable to the Pre-Closing Taxable Period.  After ABB’s review and approval of such Straddle Period Return (which approval shall not be unreasonably withheld or delayed), Purchaser shall cause the OGP Subsidiaries or OGP Purchasers (with respect to the OGP

Business) to file timely such Straddle Period Return with the appropriate Taxing Authority and to pay timely the amount of Taxes shown to be due on such Straddle Period Return.

(d)                                 Subject to Section 7.01(a), when a Straddle Period Return is filed, Purchaser shall prepare a statement within ten calendar days of the filing of a Straddle Period Return showing (i) the aggregate amount of Taxes allocable to the Pre-Closing Taxable period as calculated by reference to such Straddle Period Return (the “Final Tax Amount”) and (ii) all Final Tax Amounts shown on previously filed Straddle Period Returns, and shall submit such statement to ABB for review and agreement thereupon by the parties hereto.  Upon agreement by the parties hereto on the amount of the Final Tax Amount, to the extent the sum of (i) the Final Tax Amount shown on such Straddle Period Return and (ii) all Final Tax Amounts shown on previously filed Straddle Period Returns exceeds the total of the aggregate amount of Taxes previously paid by ABB and Taxes reserved on the Final Effective Date Balance Sheet with respect to all Straddle Periods, ABB shall promptly pay to Purchaser such excess amount.  When all Straddle Period Returns have been filed, to the extent that the aggregate amount of Taxes paid by ABB or reserved on the Final Effective Date Balance Sheet is greater than the aggregate of all Final Tax Amounts shown on such Straddle Period Returns, Purchaser shall promptly pay ABB such excess amount.

(e)                                  All Tax Returns to be prepared pursuant to this Section 7.02 shall be prepared in a manner consistent with practices followed in prior years except for changes required by Law.

(f)                                    None of Purchaser or any Purchaser Affiliate shall (or shall cause or permit any OGP Subsidiary to) amend, refile or otherwise modify any Tax Return relating in whole or in part to any OGP Subsidiary with respect to a Pre-Closing Taxable Period without the prior written consent of ABB, unless required by Law to do so.  Notwithstanding anything to the contrary in this Agreement, unless required by Law to do so, ABB shall not amend, refile or otherwise modify, or permit the OGP Subsidiaries or Asset Sellers (relating to the OGP Business) to amend, refile or otherwise modify, any state, local or foreign Tax Return, which relates solely to OGP Subsidiaries or the OGP Business, with respect to taxable periods ending on or prior to the Closing Date, the amendment of which (i) would be inconsistent with prior practice and (ii) would materially adversely affect Purchaser, without the consent of Purchaser (which shall not be unreasonably withheld or delayed).

SECTION 7.03.                 Refunds.  Any Tax refund or credit (including any interest paid or credited with respect thereto) received or used, in the case of a credit, by Purchaser, any OGP Purchaser, or any OGP Subsidiary, (i) relating to any OGP Subsidiary or the OGP Business for any Pre-Closing Taxable Period (except for any refund included on the Final Effective Date Balance Sheet which shall be the property of Purchaser and, if paid to ABB, shall be paid over promptly to Purchaser), (ii) attributable to an amount paid by ABB under Section 7.01, or (iii) attributable to a loss, credit or a deduction arising in the Pre-Closing Taxable Period and not included on the Final Effective Date Balance Sheet, shall be the property of ABB, and if received or used by Purchaser or any of the Purchaser Affiliates shall be paid over promptly to ABB.  Purchaser shall, if ABB so requests and at ABB’s expense, cause the relevant entity to file for and use its reasonable best efforts to obtain and expedite the receipt of any refund to which ABB is entitled under this Section 7.03 to the extent such request does not otherwise materially disadvantage Purchaser.  Purchaser shall permit, and shall cause the relevant OGP Purchaser to permit, ABB to participate (at ABB’s expense) in the prosecution of such refund claim.

SECTION 7.04.                 Contests.  (a)  If a claim shall be made by any Taxing Authority that, if successful, would result in the indemnification of a party (the “Tax Indemnified Party”) under this Article VII, the Tax Indemnified Party shall promptly notify the party (the “Tax Indemnifying Party”) obligated under this Article VII to indemnify the Tax Indemnified Party in writing of such fact; otherwise, the Tax Indemnifying Party shall be released from any indemnification obligations with respect to such claim to the extent the Tax Indemnifying Party is actually prejudiced by such failure to notify or delay in notification.  Such notice shall contain factual information (to the extent known to the Tax Indemnified Party) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Taxing Authority in respect of such asserted Tax liability.

(b)                                 In the case of a claim or assessment with respect to Tax by a Taxing Authority or in the case of a Tax audit or administrative or judicial proceeding (a “Contest”) that relates to a Pre-Closing Taxable Period or otherwise to a matter for which ABB is primarily liable under Section 7.01 or 7.02, ABB shall have the sole right, at its expense, to control the conduct of such Contest provided ABB acknowledges its liability.  Purchaser and ABB agree to cooperate, and Purchaser agrees to cause the relevant OGP Purchasers and OGP Subsidiaries to cooperate, in the defense against or compromise of any claim in any audit or proceeding, including by executing appropriate powers of attorney empowering ABB Representatives.  Notwithstanding the foregoing, (i) ABB shall not agree to any settlement concerning Taxes with respect to Pre-Closing Taxable Periods, which would materially disadvantage Purchaser or the OGP Subsidiaries without the prior written consent of the Purchaser, which shall not be unreasonably withheld, and (ii) Purchaser shall not agree to any settlement concerning Taxes with respect to Pre-Closing Taxable Periods which would materially disadvantage ABB without the prior written consent of ABB, which shall not be unreasonably withheld.  Each of ABB and Purchaser shall have the right to be kept fully informed of any material developments and receive copies of all correspondence and shall have the right to observe the conduct of any Tax Contest (through attendance at meetings) at its own expense, including through its own counsel and other professional experts.  In a case of a Contest relating to a Straddle Period, (i) each of Purchaser and ABB may participate in such Contest at its own expense, and (ii) whichever of Purchaser and ABB would be liable for the greatest amount of Tax asserted in such Contest (determined on a present value basis) shall be entitled to control such Contest.

SECTION 7.05.                 Cooperation and Exchange of Information.  Notwithstanding the provisions in Section 5.04, upon the terms set forth in this Section 7.05, ABB, on the one hand, and Purchaser, the OGP Purchasers and the OGP Subsidiaries, on the other hand, will provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return (including procuring necessary signatures of relevant officers for Tax Returns), amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes, participating in or conducting any audit or other proceeding in respect of Taxes or making representations to or furnishing information to parties subsequently desiring to purchase any of the OGP Subsidiaries or any part of the OGP Business from Purchaser or an OGP Purchaser.  Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Taxing Authorities.  ABB, on the one hand, and Purchaser, the OGP Purchasers and the OGP Subsidiaries, on the other hand, shall make their respective employees and the employees of their respective Affiliates or Purchaser Affiliates, as applicable, available on a basis mutually convenient to the parties to provide explanations of any documents or information provided hereunder.  Each of ABB, Purchaser, the OGP Purchasers and the OGP Subsidiaries shall retain all Tax Returns, schedules and work papers, records and other documents in their possession relating to Tax matters of the OGP Subsidiaries and the OGP Business for each taxable period first ending after the Closing Date and for all prior taxable periods until the later of (i) the expiration of the period of limitations for the assessment of Taxes applicable to the relevant taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods, or (ii) eight years following the due date (without extension) for such Tax Returns; provided, however, that a party shall not dispose of any such materials if, at least 90 Business Days before the later of the end of either of the periods described in clause (i) or (ii), the other party has notified the disposing party of its desire to review such material, in which case such other party shall be given an opportunity, at its expense, to remove and retain all or any part of such materials.  Any information obtained under this Section 7.05 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding or participating in any Contest.

SECTION 7.06.                 Conveyance Taxes.  Each of ABB and Purchaser shall be liable for 50 per cent of any real property transfer or gains, sales, use, transfer, value added, stock transfer, and stamp taxes, any transfer, recording, registration, and other fees, and any similar Taxes which become payable in connection with the transactions contemplated by the Transaction Agreements, except that, with respect to the pre-Closing transfer of Vetco Gray Nigeria Ltd. and the sale of the shares of ABB Vetco Gray U.K. Ltd. by ABB Vetco Gray Inc. to Purchaser or an OGP Purchaser, ABB shall indemnify and hold harmless Purchaser for all such aforementioned Taxes.  ABB and Purchaser agree to cooperate in the execution and delivery of all instruments and certificates necessary to enable ABB and/or Purchaser to comply with any pre-Closing filing requirements.  The parties shall prepare and file all necessary Tax Returns and other documentation with respect to such Taxes and shall take such reasonable steps as appropriate and as permitted by Law to reduce such Taxes.  Notwithstanding anything in this Section 7.06 to the contrary, ABB shall not be responsible for any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer recording, registration and other fees, and any similar Taxes which become payable in connection with the acquisitions or reorganizations undertaken prior to Closing at the request of the Purchaser other than the pre-Closing transfer of Vetco Gray Nigeria Ltd.

SECTION 7.07.                 Tax Covenants.  (a)  Notwithstanding any other provision of this Agreement, neither Purchaser nor any Purchaser Affiliate shall carry back, or cause or permit any OGP Subsidiary to carry back, for U.S. federal, state or local or non-U.S. Tax purposes to any taxable year or period, or portion thereof, ending on or before the Closing Date any operating losses, net operating losses, capital losses, Tax credits or similar items without a prior written consent of ABB.

(b)                                 (i)  Nothing contained in this Agreement shall prohibit ABB solely with respect to the Pre-Closing Taxable Period, prior to the Closing Date, from making, or causing to be made, an election under Treasury Regulation Section 301.7701-3 with respect to any OGP Subsidiary or any Affiliate thereof, subject to the consent of  Purchaser (which consent shall not be unreasonably withheld).

(ii)                                  Nothing contained in this Agreement shall prohibit Purchaser, solely with respect to the Post-Closing Taxable Period, from making, or causing to be made, an election under Treasury Regulation Section 301.7701-3 with respect to the OGP Subsidiaries, provided that such election does not become effective during a Pre-Closing Taxable Period or portion thereof, unless Purchaser has obtained prior written consent of the Seller (which consent shall not be unreasonably withheld).

SECTION 7.08.                 Elections.  (a)  ABB and Purchaser shall join to make a timely and irrevocable election under Section 338(h)(10) of the Code and similar elections under any applicable state or local Tax laws (a “Section 338(h)(10) Election”) for the OGP Subsidiaries organized in the United States other than ABB Offshore Systems, Inc. (the “338(h)(10) Subsidiaries”).  Each of ABB, Purchaser, and the 338(h)(10) Subsidiaries shall report the purchase of the Shares consistent with the Section 338(h)(10) Elections made with respect to those companies and shall take no position contrary thereto.

(b)                                 Each of ABB, Purchaser and the 338(h)(10) Subsidiaries shall execute any and all documents, statements, and other forms (including IRS Forms 8023 and 8883) that are required to be submitted to any Taxing Authority in connection with a Section 338(h)(10) Election (the “Section 338 Forms”) no later than 15 days prior to the date such Section 338 Forms are required to be filed except for IRS Form 8023, which shall be signed and executed on the Closing Date.  Each of ABB, Purchaser, and the 338(h)(10) Subsidiaries shall cause the Section 338 Forms to be duly executed by an authorized person for ABB, Purchaser, and the 338(h)(10) Subsidiaries, and shall duly and timely file the Section 338 Forms in accordance with applicable Tax laws and the terms of this Agreement.

(c)                                  Solely for purposes of the Section 338(h)(10) Election, each of ABB and Purchaser shall use its best efforts, as soon as practicable after the Closing Date, to enter into an agreement, as may be amended from time to time (the “Allocation Agreement”), to allocate the Purchase Price (with subsequent adjustment for any amounts that are treated as adjustments to the Purchase Price for all purposes) allocable to the Shares for all applicable Tax purposes, including the computation of the Modified Aggregate Deemed Sale Price (as defined under applicable Treasury Regulations and similar state, local or foreign tax provisions) (“MADSP”) for the assets of the 338(h)(10) Subsidiaries.  Purchaser shall initially prepare a statement setting forth a proposed computation and allocation of MADSP (the “Computation”).  Purchaser shall submit the Computation to ABB along with copies of all workpapers, reports, opinions and other similar documents used to prepare the Computation (“Workpapers”), no later than ninety (90) days after the Closing Date.  If, within sixty (60) days of ABB’s receipt of the Computation and the Workpapers, ABB shall not have objected in writing to such Computation, the Computation shall become the Allocation Agreement.  If ABB objects in writing to the Computation within such sixty (60) days, Purchaser and ABB shall negotiate in good faith to resolve the Computation.  If Purchaser and ABB shall not have agreed to the Computation and adopted an

Allocation Agreement within thirty (30) days after ABB’s objection, any disputed aspects of the Allocation Agreement shall be resolved by an accounting or law firm mutually acceptable to Purchaser and ABB (the “338 Auditors”) as soon as practicable but in no event later than thirty (30) days prior to the earlier of (i) the last date on which the Section 338 Forms may be filed or (ii) the last date on which either Purchaser or ABB (whichever is earlier) must file a Tax Return relating to the transactions contemplated hereby.  The decision of the 338 Auditors shall be final, and the costs, expenses and fees of the 338 Auditors shall be borne equally by Purchaser and ABB.  Purchaser and ABB shall not take a position before any Taxing Authority or otherwise (including in any Tax Return) inconsistent with the Allocation Agreement.  For purposes of this Section 7.08(c), references to ABB shall include ABB and any of its designated Affiliates.

(d)                                 ABB shall be responsible for all U.S. federal Income Taxes attributable to the OGP Subsidiaries or Asset Sellers relating to the OGP Business for periods ending on or before the Closing Date (including any Tax resulting from the Section 338(h)(10) Election).  In addition, ABB shall be liable for any state or local Tax attributable to the Section 338(h)(10) Election or an election under the state or local law similar to the election available under Section 338(h)(10) of the Code, which shall include the Texas franchise tax imposed on the 338(h)(10) gain, and also for all U.S. state and local Income Taxes arising out of any pre-Closing acquisitions or reorganizations undertaken at the request of Purchaser and for all Taxes arising out of the sale of the shares of ABB Vetco Gray U.K. Ltd. by ABB Vetco Gray Inc. to Purchaser or an OGP Purchaser.

(e)                                  At Purchaser’s option, Purchaser may make an election under Section 338(g) with respect to acquisitions of any of the OGP Subsidiaries organized outside the United States, provided, however, that Purchaser indemnifies ABB and any of its Affiliates for all state and local Tax costs that would be incurred by ABB or any of its Affiliates as a result of the election contemplated by this Section 7.08(e).  Provided that Purchaser acknowledges its liability under this Section 7.08(e) in writing, ABB shall cooperate with, and take all necessary actions requested by Purchaser, regarding any such election including reporting the transactions for tax purposes in a manner consistent with such elections.

(f)                                    Notwithstanding any other provision in this Agreement, in each of the Applicable Taxing Jurisdictions, ABB shall control (i) the reporting of the income or gain resulting from the Section 338(h)(10) Election (or similar election under state or local law), or arising out of any pre-Closing acquisitions or reorganizations undertaken at the request of Purchaser or arising out of the sale of the shares of ABB Vetco Gray U.K. Ltd. by ABB Vetco Gray Inc. to Purchaser or an OGP Purchaser, on the associated Tax Returns (including filings with respect to estimated Tax) reflecting such income or gain (the “Designated Returns”) and (ii) the determination of the amount of any associated Tax (determined taking into account any available Relief) resulting from the Section 338(h)(10) Election (or similar election under state or local law), or arising out of any pre-Closing acquisitions or reorganizations undertaken at the request of Purchaser or arising out of the sale of the shares of ABB Vetco Gray U.K. Ltd. by ABB Vetco Gray Inc. to Purchaser or an OGP Purchaser, that is to be paid with such return (in each Applicable Taxing Jurisdiction, the “Designated Tax Amount”); provided that any such return shall be filed by the Party having filing responsibility for such return under Section 7.02.  At least 25 calendar days before the filing of any Designated Return, ABB will provide Purchaser with a schedule showing the Designated Tax Amount, along with supporting materials showing in reasonable detail how the Designated Tax Amount was computed.  Purchaser may review such schedule and supporting materials and provide comments.  Unless Purchaser notifies ABB of any comments or disagreements with respect to ABB’s schedule within 15 calendar days before the due date for a Designated Return, such schedule shall be final, and the applicable Designated Return shall be filed in a manner that is in accordance with such schedule.  If Purchaser timely notifies ABB of any comments or disagreements with respect to such schedule, then ABB shall consult with the Purchaser in good faith with respect to such comments or disagreements, the schedule and supporting materials, and, in general, with respect to the reporting of the income or gain resulting from the Section 338(h)(10) Election (or similar election under state or local law) or arising out of any pre-Closing acquisitions or reorganizations undertaken at the request of Purchaser or arising out of the sale of the shares of ABB Vetco Gray U.K. Ltd. by ABB Vetco Gray Inc. to Purchaser or an OGP Purchaser.  In the event that, notwithstanding such consultation, there remain any outstanding issues with respect to any of the matters described in the preceding sentence, then at least 12 calendar days before the due date for the Designated Return:  (i) Purchaser shall submit to ABB a schedule showing the Tax resulting from the Section 338(h)(10) Election (or similar election under state or local law) or arising out of any pre-Closing acquisitions or reorganizations undertaken at the request of Purchaser or arising out of the sale of the shares of ABB Vetco Gray U.K. Ltd. by ABB Vetco Gray Inc. to Purchaser or an OGP Purchaser as determined by Purchaser (after taking into account any available Relief), along with supporting materials showing in reasonable detail Purchaser’s computations (in each Applicable Taxing Jurisdiction, the “Alternative Designated Tax Amount”); (ii) ABB shall acknowledge in writing to Purchaser its liability under Section 7.08(d) (including liability in the event of a determination by a Taxing Authority that the applicable amount of Tax exceeds the Designated Tax Amount shown in ABB’s schedule) and its intention to timely remit the Designated Tax Amount, as shown in ABB’s schedule to the applicable Taxing Authority (or to Purchaser by check, so long as such check is made out to the applicable Taxing Authority and not to Purchaser and the amount of the check includes the amount of any penalty for payment by check rather than by wire transfer); and (iii) in the case of any Designated Return as to which there is an outstanding issue and which under applicable Law must be executed by Purchaser or a Purchaser Affiliate, except to the extent ABB establishes to Purchaser’s reasonable satisfaction that ABB’s position is substantially the same as positions reasonably taken by ABB in its past practice, Purchaser may request that ABB provides an opinion of counsel or an accountant or accountants generally recognized as expert in such matters that there is substantial authority for the position being advocated by ABB and, if such opinion is not provided at least eight days before such due date, ABB shall be deemed to have agreed to the Alternative Designated Tax Amount for the Applicable Taxing Jurisdiction and such amount shall become the Designated Tax Amount.  ABB (or, in the case of a Designated Return for which Purchaser has filing responsibility, Purchaser) shall timely file each Designated Return (the due date for such filing (determined taking into account any duly obtained extensions), the “Filing Date”).  For the avoidance of doubt, no determination or statement made, schedule or other document provided, or other action taken by ABB, Purchaser or any of their Affiliates pursuant to this Section 7.08(f) or Section 9.08(b) shall be treated as modifying, qualifying or limiting in any respect ABB’s obligations under Section 7.08(d).

(g)                                 For purposes of Sections 7.08(a) through (f), each of ABB and Purchaser shall cause their respective Affiliates or Purchaser Affiliates, as the case may be, to take any action required in those paragraphs or refrain from taking any action prohibited under those paragraphs.

SECTION 7.09.                 Miscellaneous.  (a)  Each of ABB, on the one hand, and Purchaser, the OGP Purchasers and the OGP Subsidiaries, on the other hand, agrees to treat all payments made by it (or caused to be made by it) to or for the benefit of the other parties (including any payments to any OGP Subsidiary or Asset Seller) under this Article VII, under other indemnity provisions of this Agreement and for any misrepresentations or breaches of warranties or covenants as adjustments to the Purchase Price for all purposes and that such treatment shall govern for purposes hereof except to the extent that the Laws of a particular jurisdiction provide otherwise.  All payments made by the parties under this Agreement shall be made gross, free of right of counterclaim or set off and without deduction or withholding of any kind other than any deductions or withholding required by Law.  If any party makes a deduction or withholding required by Law from a payment under this Agreement, the sum due from the payor party shall be increased to the extent necessary to ensure that, after the making of any deduction or withholding, the payee party receives a sum equal to the sum it would have received had no deduction or withholding been made, net of any associated credit or other Tax benefit.  If an indemnity payment made pursuant to Section 7.01 will be or has been subject to Tax, the payor party shall pay to the payee the amount (after taking into account Tax payable in respect of the amount) that will ensure that the payee party receives and retains a net sum equal to the sum it would have received had the payment not been subject to Tax; provided that if the Tax paid by the payee party has resulted in a Relief which is available to it or an Affiliate of it or Purchaser Affiliate, as appropriate, then the payee party shall pay or procure the payment to the payor party of an amount equal to the lesser of (a) the amount by which the payee party’s, or the relevant Affiliate’s or Purchaser Affiliates’, Tax liability has been reduced as a result of use of the relevant Relief; and (b) the additional amount paid by the payor party under this Section 7.09(a).

(b)                                 Notwithstanding any provision in this Agreement to the contrary, the provisions of Article VII, and the representations and warranties contained in Section 3.12, shall terminate at the close of business on the 60th calendar day following the expiration of the period of limitations including any extensions for the assessment of Taxes applicable to the Tax liabilities in question.

(c)                                  For purposes of this Article VII and Section 3.12, all references to Purchaser, the OGP Purchasers, ABB, the OGP Subsidiaries and Asset Sellers shall include their respective successors, if any.

(d)                                 Notwithstanding anything to the contrary in this Article VII, to the extent Tax is attributable to an action, omission or delay by Purchaser or any of the Purchaser Affiliates not otherwise contemplated by this Agreement, including in the filing of any Tax Returns, responding to Tax audits or other inquiries or making payments, such Tax shall not be indemnifiable hereunder and shall be the sole responsibility of Purchaser.

(e)                                  In the event that a dispute arises between ABB and Purchaser as to the amount of Taxes or indemnification or any matter relating to Taxes attributable to the OGP Subsidiaries or Asset Sellers relating to the OGP Business, the Parties shall attempt in good faith to resolve such dispute, and any agreed upon amount shall be paid to the appropriate Party.  If such dispute is not resolved thirty (30) calendar days thereafter, the Parties shall submit the dispute to an independent accounting firm mutually chosen by Purchaser and ABB for resolution, which resolution shall be final, conclusive and binding on the Parties.  Notwithstanding anything in the Agreement to the contrary, the fees and expenses of the independent accounting firm in resolving this dispute shall be borne equally by ABB and Purchaser.

(f)                                    The indemnification provided in this Article VII and recourse to the Tax Election Bank Guarantee (solely for Taxes attributable to the Section 338(h)(10) Elections) shall be the sole remedy for any claim in respect of Taxes, including for any claim arising out of or relating to a breach of Section 3.12.  In the event of a conflict between the provisions of this Article VII and any other provisions of this Agreement, the provisions of this Article VII shall control.

(g)                                 If any Party is to make a payment under this Agreement, such Party shall pay or cause the relevant Affiliate or Purchaser Affiliate, as the case may be, to make all such payments.

(h)                                 All tax-sharing agreements or similar arrangements with respect to or involving the OGP Subsidiaries shall be terminated with respect to the OGP Subsidiaries prior to the Closing Date, and, after the Closing Date, neither ABB and its Affiliates, on the one hand, nor the OGP Subsidiaries, on the other, shall be bound thereby or have any liability thereunder to the other party for any amounts purported to be due with respect to any period under such agreements and arrangements.

(i)                                     ABB shall furnish Purchaser with an affidavit, stating, under penalty of perjury, the United States taxpayer identification number of the transferor of Shares of a company organized in the United States or Purchased Assets that are U.S. real property interests as defined in Section 897(c)(1) of the Code, and that such transferor is not a foreign person, pursuant to Section 1445(b)(2) of the Code.

(j)                                     Purchaser hereby waives compliance for the Asset Sellers and their Affiliates with the provisions of the bulk sales laws applicable to the transfers described in this Agreement.  ABB shall indemnify and hold harmless Purchaser against any and all liabilities with respect to the Pre-Closing Taxable Period as a result of such non-compliance.

(k)                                  ABB shall use its reasonable efforts to deliver to Purchaser by the Closing Date a certificate of exemption under section 116 of the Canadian Income Tax Act in respect of the sale of ABB Vetco Gray Canada, Inc. by ABB Oil & Gas USA Inc. to Purchaser or to an OGP Purchaser and in respect of any transfer of ABB Vetco Gray Canada Inc. occurring between the date of this Agreement and the Closing.  In the event that such certificate has not been obtained by ABB at least ten Business Days before the Closing Date, ABB will cooperate in good faith with the Purchaser to implement an alternative strategy to transfer ABB Vetco Gray Canada, Inc. or its assets or business to Purchaser or an OGP Purchaser (in lieu of the transfer of such company contemplated by Section 2.01 and Exhibit B-1 hereof), to the extent that such alternative strategy does not create any additional Tax or other Liabilities to be borne by ABB.

ABB’s compliance with this obligation shall not be considered in determining whether Section 8.03(a) has been satisfied on the Closing Date.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01.                 Conditions to the Parties’ Obligations.  The obligations of ABB and Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

(a)                                  Antitrust/Competition Law Approvals.  (i) Any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by the Transaction Agreements shall have expired or shall have been terminated without any Action having been commenced by the Federal Trade Commission or the Antitrust Division of the United States Department of Justice for the purpose of preventing the transactions contemplated by the Agreement; (ii) The European Commission shall have issued a decision that the transactions contemplated by this Agreement (the “Merger”) fall within either Article 6.1(a) or Article 6.1(b) or Article 8(2) of Council Regulation (EEC) No. 4064/89 (the “Merger Regulation”) or shall have been deemed to have done so under Article 10(6) of the Merger Regulation declaring the Merger compatible with the Common Market without attaching to its decision any conditions or obligations; (iii) The Office for Competition and Consumer Protection in Poland shall have granted or be deemed to have granted such clearance as is necessary for the transactions contemplated by this Agreement to proceed without attaching to its decision any conditions or obligations; and (iv) the Swiss Competition Commission shall have cleared or otherwise be deemed to have granted a clearance without attaching to any such clearance any conditions or obligations.

(b)                                 No Order.  No court of competent jurisdiction shall have issued or entered any Order that is then in effect and has the effect of making the purchase and sale of the Shares or Purchased Assets on assumption of the Assumed Liabilities contemplated by this Agreement illegal or otherwise prohibiting its consummation.

SECTION 8.02.                 Additional Conditions to Obligations of ABB.  The obligations of ABB to consummate the transactions contemplated by this Agreement shall also be subject to the fulfillment or waiver, by written notice to Purchaser, by ABB at its sole discretion, at or prior to the Closing, of each of the following additional conditions:

(a)                                  Representations, Warranties and Covenants.  Each of the representations and warranties of Purchaser contained in this Agreement shall be true and correct as of the Closing Date, with the same force and effect as if made as of the Closing Date, other than such representations and warranties which are made as of another date, which shall be true and correct as of such date, except where any failures of such representations and warranties to be true and correct, individually or in the aggregate, have not and would not reasonably be expected to materially delay or prevent the consummation of the transactions contemplated hereby, and the covenants and agreements contained in this

Agreement to be complied with by Purchaser on or before the Closing (except for those covenants and agreements which, pursuant to the terms of any Deferred Transfer Agreement, are to be performed by Purchaser after the Closing) shall have been complied with in all material respects.

(b)                                 Related Agreements.  ABB shall have received counterparts of each of the Related Agreements, except for the Non-Competition Agreement, duly executed by each of the parties thereto.

(c)                                  Compliance Review.  ABB shall not have failed to be satisfied with the results of the Compliance Review and the related consequences of such results in the context of both the objectives contemplated by the Compliance Review and the transactions contemplated by the Transaction Agreements and the Compliance Disposition shall have occurred.

(d)                                 ETPG Facility.  ABB shall have received evidence of the creation of the ETPG Facility, as contemplated by Section 5.08(b), to its reasonable satisfaction.

SECTION 8.03.                 Additional Conditions to the Obligations of Purchaser.  The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall also be subject to the fulfillment or waiver, by written notice to ABB, by Purchaser at its sole discretion, at or prior to the Closing, of each of the following additional conditions:

(a)                                  Representations, Warranties and Covenants.  Each of the representations and warranties of ABB contained in this Agreement shall be true and correct as of the Closing Date, with the same force and effect as if made as of the Closing Date, other than such representations and warranties which are made as of another date, which shall be true and correct as of such date, except where any failures of such representations and warranties to be true and correct, individually or in the aggregate, have not and would not reasonably be expected to have a Material Adverse Effect, and the covenants and agreements contained in this Agreement to be complied with by ABB on or before the Closing (except for those covenants and agreements which, pursuant to the terms of any Deferred Transfer Agreement, are to be performed by ABB after the Closing) shall have been complied with in all material respects.  The failure of the representation and warranty set forth in Section 3.02(b)(i) (with respect only to the beneficial and record ownership by ABB Oil & Gas USA Inc. of the Shares of ABB Vetco Gray Canada, Inc. and ABB Vetco Gray Pte. Ltd.) to be true and correct as of the Closing Date shall be deemed to constitute a Material Adverse Effect for the purposes of this Section 8.03(a).  For the avoidance of doubt, by virtue of the omission in the previous sentence of any reference to the other representations and warranties contained in Section 3.02(b) it shall not be inferred that a failure of such representations and warranties, individually or in the aggregate, to be true and correct would not constitute a Material Adverse Effect for purposes of this Section 8.03(a).

(b)                                 Title to Shares.  Each Seller and each Seller Subsidiary shall be the beneficial and record owner of the OGP Shares of the Material Subsidiaries opposite such party’s name in column 3 of Exhibit B-1 or Section 3.02(b) of the Disclosure Schedule,

as applicable, and all of such shares shall be duly authorized, validly issued, fully paid and nonassessable, and all legal and beneficial right, title and interest in or to such OGP Shares shall be transferred free and clear of Encumbrances to Purchaser or the OGP Purchasers and certificates evidencing all such OGP Shares (to the extent such shares are evidenced by certificates) shall be delivered to Purchaser or the OGP Purchasers.

(c)                                  Financing Condition.  The Purchaser Financing Documents shall have become unconditional in accordance with their terms and the facilities thereunder shall have become available to Purchaser and the OGP Purchasers.

(d)                                 Asbestos Order.  (i)  An Order confirming the Plan of Reorganization of Combustion Engineering, Inc. filed in the United States Bankruptcy Court for the District of Delaware (Case No. 03-10495(JFK)), as modified through the day of such Order, shall have been entered; (ii) such Order shall contain the Asbestos PI Channeling Injunction as set forth in Section 3.2.5.3 of the Plan, which injunction shall apply to the OGP Protected Parties (as defined in the Plan); and (iii) said confirmation Order and channeling injunction shall not have been stayed, amended, reversed or vacated nor be subject to a pending application to stay pending appeal.

(e)                                  Absence of Material Adverse Change.  During the 12 months preceding the Closing Date, there shall not have been any event or series of events that result in an adverse change in the OGP Business taken as a whole which has caused the OGP EBITDA to equal an amount less than $134,000,000.

(f)                                    Securitization Programs.  ABB shall have obtained the full release and unconditional discharge of each of the OGP Subsidiaries participating in, party to or having obligations under the multi-jurisdictional trade receivables securitization program extended by Eureka Securitization plc (the “Eureka Program”).

(g)                                 Capital Modernization Program.  ABB shall have obtained the full release and unconditional discharge of each of the OGP Subsidiaries or Asset Sellers relating to the OGP Business participating in, party to or having obligations under the Capital Modernization Program, and the OGP Assets shall be free of all Encumbrances granted as a result of such program.  Purchaser acknowledges and agrees that this condition shall be deemed satisfied (in respect of such part of the Capital Modernization Program provided by J.P. Morgan Leasing Inc. only) upon the execution by J.P. Morgan Leasing Inc. of the payoff letter in substantially the same form as Exhibit U and the payment on or prior to the Closing Date by ABB to J.P. Morgan Leasing Inc. of the amounts set forth in such letter.

(h)                                 Aberdeen and Houston Properties.  Each of the Aberdeen Lease and the Houston Lease shall have been terminated without liability to or from any OGP Subsidiary or Asset Seller relating to the OGP Business and all real property rights, titles and interests which were the subject of each such lease shall have been conveyed to the OGP Subsidiary which was the lessee under such lease free from any Encumbrances created by the Aberdeen Lease and the Houston Lease, respectively.

(i)                                     Related Agreements.  Purchaser shall have received counterparts of each of the Related Agreements, except for the Non-Competition Agreement, duly executed by each of the parties thereto.

(j)                                     Compliance Review.  Purchaser shall not have failed to be satisfied with the results of the Compliance Review and the related consequences of such results in the context of both the objectives contemplated by the Compliance Review and the transactions contemplated by the Transaction Agreements and the Compliance Disposition shall have occurred.

(k)                                  Deliverables.  Purchaser shall have received: (i) certificates or other instruments evidencing the Shares (if applicable) duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form sufficient to convey title to Purchaser; (ii)  certificates or other instruments evidencing title to the shares of capital stock of the Material Subsidiaries; (iii) evidence that none of the OGP Subsidiaries, Purchased Assets or the OGP Assets is subject to the liens created to secure the $1.5 billion multi-currency revolving credit facility agreement between, inter alia, ABB Oil and Gas Inc. and Credit Suisse First Boston, in a form reasonably satisfactory to Purchaser; (iv) a legal opinion from Homburger Rechtsanwälte of Weibergstrasse 56, Zürich, Switzerland, substantially in the form of Exhibit R; and (v) evidence of the termination and related payoff of the Norway Securitization Program with Den norske Bank ASA, substantially in the form of Exhibit V.

SECTION 8.04.                 Additional Conditions to the Consummation of Certain Transactions.  The obligations of ABB and Purchaser to consummate each Secondary Transaction shall also be subject to the satisfaction or waiver, prior to, at or after the Closing, of the Additional Approvals applicable to such Secondary Transaction set forth on Exhibit M.

ARTICLE IX

INDEMNIFICATION

SECTION 9.01.                 Survival of Representations and Warranties.  Subject to the limitations and other provisions of this Agreement:  (a) the representations and warranties of the Parties contained in this Agreement and the certificates required by Sections 2.07(v) and 2.08(v) and (b) the covenants and agreements of the Parties contained in this Agreement which by their terms are required to be performed on or before the Closing (the “Pre-Closing Covenants”) shall survive the Closing and shall remain in full force and effect until September 30, 2005; provided, however, that (i) this Article IX shall not apply to the representations and warranties contained in Section 3.12 (Tax); (ii) the representation and warranties contained in Sections 3.01 (Organization and Authority of ABB and the Sellers), 3.02 (Organization of the OGP Subsidiaries; Capital Stock of the OGP Subsidiaries; Ownership of the Shares), Section 3.13 (Employee Benefit Matters), 3.16(a) (Assets), 3.18 (Brokers) and 4.01 (Organization and Authority of Purchaser and the OGP Purchasers) shall survive the Closing and remain in full force and effect for a period of six (6) years from the Closing Date; and (iii) the representations and warranties contained in Section 3.15 (Environmental Matters) shall survive the Closing and remain in full force and effect for a period of seven (7) years from the Closing Date; and (c) each covenant and agreement of the Parties contained in this Agreement which by its terms requires performance in whole or in part after the Closing Date (a “Post-Closing Covenant”) shall survive the Closing and shall remain in full force and effect until such covenant or agreement is fully performed.

SECTION 9.02.                 Indemnification by Purchaser.  Purchaser agrees from and after the Closing Date to indemnify ABB and its Affiliates, and their respective officers, directors, employees, agents, successors and assigns (each, an “ABB Indemnified Party”), against and hold them harmless from all Liabilities, losses, damages, claims, costs, and expenses (including reasonable attorney’s fees) (collectively, “Losses”) actually suffered or incurred by them arising out of:  (i) the breach of any representation or warranty of Purchaser contained in this Agreement or the certificate required by Section 2.07(v), (ii) the breach of any Pre-Closing Covenant by Purchaser, (iii) the breach of any Post-Closing Covenant by Purchaser, (iv) any Assumed Liability, and (v) any claim or cause of action arising before, on or after the Closing Date against any ABB Indemnified Party with respect to the OGP Business or any of the OGP Assets or operations of the OGP Subsidiaries, whether relating to the operation of the OGP Business prior to or after the Closing, except for any claim (other than a claim for a breach of Section 3.23) with respect to which ABB is specifically obligated to indemnify the Purchaser Indemnified Parties under Section 9.03.  No claim may be asserted nor may any action be commenced against Purchaser pursuant to clause (i) or (ii) of this Section 9.02 for breach of any representation or warranty or Pre-Closing Covenant, unless written notice of such claim or action is received by Purchaser describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or action on or prior to the date on which the representation or warranty or Pre-Closing Covenant on which such claim or action is based ceases to survive as set forth in Section 9.01; provided, however, that in respect of any Loss which is contingent, Purchaser shall not be required to make any payment hereunder until the time that such contingent Loss ceases to be contingent, but this provision shall not operate to allow Purchaser to avoid a claim made in respect of a contingent Loss if such claim was made within the applicable time limit and containing such details as are required by this sentence.

SECTION 9.03.                 Indemnification by ABB.  (a)  ABB agrees from and after the Closing Date to indemnify Purchaser and the Purchaser Affiliates, and their respective officers, directors, employees, agents, successors and assigns (each, a “Purchaser Indemnified Party”) against and hold them harmless from all Losses actually suffered or incurred by them arising out of:  (i) the breach of any representation or warranty of ABB contained in this Agreement or the certificate required by Section 2.08(v) (other than any representation or warranty contained in Section 3.12 of this Agreement), (a “Warranty Claim”), (ii) the breach of any Pre-Closing Covenant by ABB, (iii) the breach of any Post-Closing Covenant by ABB, (iv) the Excluded Liabilities, (v) the Reorganization, (vi) the matters described in Section 3.07 of the Disclosure Schedule, (vii) any Asbestos Claims, (viii) the Environmental Liabilities, (ix) the Action described in Item 7 of Section 3.08(a) of the Scope I Operations Disclosure Schedule, but only to the extent such Losses exceed $100,000, (x) the failure of Lummus FPS Houston to perform its obligations to Purchaser or the Purchaser Affiliates pursuant to the Kizomba contract described in Item 3 of Section 3.09(a)(iv) of the Scope I Operations Disclosure Schedule, (xi) the Chase Sale Agreement, (xii) any Title IV Plans, (xiii) the Non-Business Liabilities, (xiv) Off Balance Sheet Indebtedness,  (xv) the termination of the Securitization Programs, (xvi) the breach of any representation or warranty contained in Section 3.07(iv), (xvii) the claim asserted in the demand letter described in Item 20 of Section 3.08(a) of the Scope I Operations Disclosure Schedule,

(xviii) the Excess Transocean Payment, (xvix) the Excess Finder’s Fee and (xx) the agreements governing the part of the Capital Modernization Program provided by J.P. Morgan Leasing Inc.  No claim may be asserted nor may any action be commenced against ABB pursuant to clause (i) or (ii) of this Section 9.03(a) for breach of any representation or warranty or Pre-Closing Covenant, unless written notice of such claim or action is received by ABB describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or action on or prior to the date on which the representation or warranty or Pre-Closing Covenant on which such claim or action is based ceases to survive as set forth in Section 9.01; provided, however, that in respect of any Liability which is contingent, ABB shall not be required to make any payment hereunder until the time that such contingent liability becomes fixed but this proviso shall not operate to allow ABB to avoid a claim made in respect of a contingent liability if such claim was made within the applicable time limit and containing such details as are required by this sentence.

(b)                                 No claim may be made against ABB for indemnification pursuant to a Warranty Claim:  (i) with respect to any individual claim of Loss unless such claim exceeds $100,000 (nor shall any such item be applied to or considered for purposes of calculating the aggregate amount of the Purchaser Indemnified Parties’ Losses or any deductible amount pursuant to Section 9.03(a)(iv) or the next sentence of this Section 9.03(b) other than as set out in this Section 9.03(b)) and (ii) unless the aggregate amount of all Losses of the Purchaser Indemnified Parties with respect to Warranty Claims and subject always to Section 9.03(c) and (d) below, shall exceed $10,000,000 (the “Purchaser Threshold”), and ABB shall then be liable for all such Losses and not just the amount in excess of the Purchaser Threshold.  Notwithstanding clause (ii) above but subject always to Section 9.03(d) below, the maximum amount that ABB shall be required to pay pursuant to Section 9.03(a) in respect of all Losses by all Purchaser Indemnified Parties is $400,000,000 (the “Cap”).  For the purposes of this Section 9.03(b), where there are Warranty Claims arising from the same set or similar facts or events all such claims shall be deemed to give rise to one claim in respect of the total Loss suffered by Purchaser.  No claim may be made against ABB for indemnification pursuant to Section 9.03(a)(vii) with respect to any Losses of a JV Company in excess of the book value of the shares in such JV Company as of the Closing Date.  Losses not in excess of $100,000 in the aggregate shall not be deemed to be a Loss for purposes of Section 9.03(a)(ix).  Losses in excess of the amount of the Excess Transocean Payment shall not be deemed to be a Loss for purposes of Section 9.03(a)(xviii).  Losses in excess of the amount of the Excess Finder’s Fee shall not be deemed to be a Loss for purposes of Section 9.03(a)(xix).

(c)                                  Notwithstanding anything contained in Section 9.03(b)(ii) to the contrary, claims for indemnification pursuant to Section 9.03(a)(i) based upon any breach of the representations and warranties contained in Section 3.15 (Environmental Matters) shall not be subject to the Purchaser Threshold, but no such claim for indemnification may be made against ABB relating to any particular property unless and until the aggregate amount of all Purchaser Indemnified Parties’ Losses relating to such property exceeds $250,000, and ABB shall then be liable only for the amount of such Losses in excess of such amount.  Any amounts subject to the foregoing sentence shall be ignored for purposes of determining whether the Purchaser Threshold has been satisfied.

(d)                                 Notwithstanding any other provision of this Agreement, Section 9.03(b) does not apply in respect of (i) a Warranty Claim arising from any fact, matter or circumstance relating to Sections 3.01 (Organization and Authority of ABB and the Sellers), 3.02 (Organization of the OGP Subsidiaries; Capital Stock of the OGP Subsidiaries; Ownership of the Shares), 3.08(b) (Litigation) 3.16(a) (Assets) and 3.18 (Brokers) or (ii) claims for indemnification made pursuant to Section 9.03(a)(iii), (vi), (vii), (xii) or (xvi).

SECTION 9.04.                 Indemnification Procedures.  (a)  A Purchaser Indemnified Party or an ABB Indemnified Party, as the case may be (for purposes of this Section 9.04, an “Indemnified Party”), shall give the indemnifying party under Section 9.02 or 9.03, as applicable (for purposes of this Section 9.04, an “Indemnifying Party”), written notice of any matter which it has determined has given or could give rise to a right of indemnification under this Agreement, as soon as reasonably practicable following such determination, stating the amount of the Loss, if known, and method of computation thereof, containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to timely provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent the Indemnifying Party is materially prejudiced by such failure, it further being understood that notices for Warranty Claims or breach of Pre-Closing Covenants must be delivered prior to the expiration of the applicable survival period specified in Section 9.01.

(b)                                 An Indemnified Party shall give written notice of any pending or threatened investigation, claim or demand by a third party (which for the avoidance of doubt shall include any Governmental Authority) that the Indemnified Party has determined has given or could give rise to a right of indemnification hereunder (a “Third Party Claim”), as soon as reasonably practicable following receipt of such claim or demand describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, however, that the failure to timely provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent the Indemnifying Party is materially prejudiced by such failure, it being understood that notices for Warranty Claims or breach of Pre-Closing Covenants must be delivered prior to the expiration of the applicable survival period specified in Section 9.01.

(c)                                  Other than in respect of a Retained Conduct Matter, the Indemnifying Party shall have the right, but not the obligation, to direct, through counsel of its own choosing, which counsel shall be reasonably satisfactory to the Indemnified Party, the defense or settlement of any Third Party Claim the subject of indemnification hereunder at its own expense.  If the Indemnifying Party elects to assume the defense of any such Third Party Claim, the Indemnified Party may participate in such defense, but in such case the expenses of the Indemnified Party shall be paid by the Indemnified Party.  The Indemnified Party shall provide the Indemnifying Party with reasonable access to its records and personnel relating to any such claim, assertion, event or proceeding during normal business hours and upon reasonable notice and shall otherwise cooperate with the Indemnifying Party in the defense or settlement thereof, and the Indemnifying Party shall reimburse the Indemnified Party for all its reasonable out-of-pocket expenses in connection therewith.  Notwithstanding the foregoing, (i) at any time prior to the Indemnifying Party’s delivery to each relevant Indemnified Party of notice of such Indemnifying Party’s election to assume the defense of a Third Party Claim, any Indemnified Party may, at the

sole cost and expense of such Indemnified Party, file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests so long as such action preserves and does not waive or otherwise prejudice the Indemnifying Party’s ability to assert any relevant defense, counter claim, cross claim or other response to such claim, (ii) the Indemnified Party may take over the control of the defense or settlement of a Third Party Claim at any time if it irrevocably waives in writing its right to indemnification under this Article IX with respect to such claim and (iii) the Indemnifying Party may not, without the consent of the Indemnified Party (such consent not to be unreasonably withheld or delayed), settle or compromise any action or consent to the entry of any judgment if such settlement, compromise or judgment would obligate the Indemnified Party to take any action or refrain from taking any action or otherwise alter the manner in which it conducts the OGP Business.  The failure of the Indemnified Party to participate in, conduct or control such defense shall not relieve the Indemnifying Party of any obligation it may have hereunder.

(d)                                 If an Indemnifying Party shall fail to undertake any such defense, an Indemnified Party shall have the right to undertake the defense or settlement thereof, at the Indemnifying Party’s expense.  Whether or not an Indemnifying Party shall have assumed the defense of a Third Party Claim, an Indemnified Party shall not admit any Liability with respect thereto, or settle, compromise or discharge such Third Party Claim without such Indemnifying Party’s prior written consent, such consent not to be unreasonably withheld or delayed.  If an Indemnified Party assumes the defense of any such Third Party Claim pursuant to this Section 9.04 and proposes to settle such claim or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then such Indemnified Party shall give an Indemnifying Party written notice thereof as soon as is reasonably practicable and such Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claim or proceeding at any time by written notice to such Indemnified Party.

(e)                                  Purchaser shall have the right to direct the defense of any Third Party Claim arising out of a Retained Conduct Matter.  Unless Purchaser allows ABB to direct the defense or settlement, Purchaser shall consult with ABB and consider all of ABB’s reasonable requests, and make reasonable efforts to mitigate any Losses arising out of any such Claim.  ABB has the right to be present during any settlement conferences and shall be notified of and have the right to attend any meetings with Governmental Authorities and shall be provided with copies of all relevant correspondence, results, reports and other documents.  Neither ABB nor Purchaser shall agree, without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed to a settlement of any Retained Conduct Matter unless such settlement does not require an admission of guilt or liability by such Party and effectively releases the other Party from any liability with respect to such matters without imposing any obligation or restraint on such other Party.  ABB shall be released from its indemnification obligations with respect to a Retained Conduct Matter (if otherwise valid under this Agreement) only to the extent that associated Losses (i) are identified as a result of any investigation after the Closing Date; or (ii) result from (A) any negligent act or omission by Purchaser, the OGP Subsidiaries or any Purchaser Affiliates or (B) any act or omission that would result in a violation of Section 3.07(iv) by Purchaser, the OGP Subsidiaries or any of their respective Affiliates after the Closing Date that increases the amount of such Losses.  Notwithstanding the foregoing, ABB shall not be released from its indemnification obligations with respect to a

Retained Conduct Matter pursuant to clause (i) above if associated Losses are identified as a result of investigations after the Closing Date and the results of such investigations are required to be disclosed (A) by an Order or Governmental Authority or (B) in response to (1) an Action against Purchaser, the OGP Subsidiaries or any of the Purchaser Affiliates by a Governmental Authority or any other Person, (2) a requirement of a Governmental Authority or Law which if not responded to will give rise to an Action or (3) any circumstance which if known by a Governmental Authority would give rise to an Action.

SECTION 9.05.                 Environmental Remediation.  (a)  Purchaser shall as soon as is reasonably practicable provide to ABB written notice in accordance with Section 11.02 of any conditions or circumstances that are reasonably likely to require or give rise to Remedial Actions and that are reasonably likely to result in Purchaser making a claim for indemnification pursuant to either Section 9.03(a)(viii) or Section 9.03(a)(i), in the latter case based upon any breach of the representations and warranties contained in Section 3.15; provided, however, that any failure to provide such notice shall not affect Purchaser’s indemnification rights hereunder except to the extent ABB’s interests are prejudiced.  Except in an emergency, in the event ABB receives notice under Section 9.04 (which relates only to Remedial Actions) or 9.05, ABB shall have the right, but not the obligation, to conduct any and all Remedial Actions necessary to satisfy its indemnification obligations, unless ABB is not permitted to conduct such Remedial Actions by a Governmental Authority.  Purchaser shall cooperate with ABB in connection therewith (including providing ABB reasonable access to any OGP Real Property upon which, or from which, Remedial Actions are to be conducted).  ABB shall ensure at its own expense that all reasonable action is taken to keep or restore so far as reasonably possible any OGP Real Property or OGP Asset as appropriate, at which or from which ABB conducts Remedial Actions, in or to no worse condition than that prior to the commencement of the Remedial Actions and shall indemnify Purchaser or at Purchaser’s election any OGP Subsidiary for any Losses actually suffered by Purchaser or any of the OGP Subsidiaries as a result of any damage caused to the OGP Real Property or OGP Assets by ABB’s Remedial Actions.  In satisfying its indemnification obligations in respect of Remedial Actions, ABB shall have the right to implement the most cost-effective measures that are consistent with Environmental Laws then applicable to the use and operation of the relevant facilities to the extent that they are not more onerous than those applicable to the use and operation of the relevant facilities while under the ownership of ABB, and that are consistent with any explicit requirement of a Governmental Authority that is issued pursuant to such Environmental Laws, provided that they reasonably ensure that no further Remedial Action, which would qualify for indemnification under this Agreement, could reasonably be expected to be required in the foreseeable future.  In implementing such measures, ABB shall consult with Purchaser and consider all Purchaser’s reasonable suggestions, and make reasonable efforts to mitigate any interruption to the OGP Business.  Purchaser shall be afforded the reasonable opportunity to be present during any Remedial Action and shall be notified of and shall be afforded the reasonable opportunity to attend any meetings with Governmental Authorities and shall be provided with copies of all relevant correspondence, results, reports and other documents.

(b)                                 With respect to any claim by a Purchaser Indemnified Party for indemnification pursuant to either Section 9.03(a)(viii) or under Section 9.03(a)(i), in the latter case based upon any breach of the representations and warranties contained in Section 3.15, ABB shall be released from its indemnification obligations for such claims (if otherwise valid under this Agreement) to the extent that associated Losses (A) are increased by a change in primary use or zoning classification of the OGP Real Property from industrial use to commercial or residential use or from commercial use to residential use after the Closing Date by Purchaser, the OGP Subsidiaries or their respective Affiliates, or any other Person; (B) are identified as a result of any sampling or testing of the Environment after the Closing Date except that which is (i) required by an Order or Environmental Law, Environmental Permit or Environmental Agreement; (ii) in response to (a) an Action against Purchaser, the OGP Subsidiaries or any of their respective Affiliates by a Governmental Authority or any other Person, (b) a requirement of a Governmental Authority or Law which if not responded to could reasonably be expected to give rise to an Action, or (c) any circumstance which if known by a Governmental Authority would give rise to an Action; (iii) conducted with respect to the state of repair of any buildings or plant on the premises including any foundation and underground tank and structures, with respect to which such sampling and testing is required pursuant to relevant Law or is undertaken in accordance with standards commonly accepted and practiced within the same or similar industry; (iv) conducted in relation to the closure or decommissioning of, or the expansion, improvement or development of any OGP Real Property, with respect to which such sampling and testing is required pursuant to relevant Law or is undertaken in accordance with standards commonly accepted and practiced within the same or similar industry; (v) conducted in connection with routine or emergency utility work or the routine or emergency assessment of the structural integrity of fountains, foundations, drains, sewers, sumps or storage tanks, with respect to which such sampling and testing is required pursuant to relevant Law or is undertaken in accordance with standards commonly accepted and practiced within the same or similar industry; (vi) required by the terms of any Leased Real Property lease in effect as of the date hereof; and/or (vii) undertaken by Purchaser in respect of a matter which is the subject of a valid indemnity claim made pursuant to Section 9.03(a)(viii) or, for indemnification pursuant to Section 9.03(a)(i) based upon any breach of the representations and warranties contained in Section 3.15; or (C) result from any negligent act or omission of Purchaser, the OGP Subsidiaries or any of the Purchaser Affiliates after the Closing Date that increases the amount of such Losses.

SECTION 9.06.                 Certain Projects Relating to the Business.  (a)  Section 9.06(a) of the Disclosure Schedule sets forth the projects of the OGP Business to which this Section 9.06 applies (the “Indemnified Projects”).

(b)                                 From and after the Closing and so long as ABB has unfulfilled obligations under this Section 9.06, Purchaser shall, and shall cause the OGP Subsidiaries and the OGP Purchasers to:

(i)                                     afford ABB and the ABB Representatives reasonable access, during normal business hours and upon reasonable notice, to the records and personnel of the OGP Subsidiaries and the OGP Purchasers in order to allow ABB to fulfill its obligations and pursue any available remedies under this Section 9.06 with respect to the Indemnified Projects;

(ii)                                  cooperate with ABB and the ABB Representatives in order to assist ABB in connection with any reasonable requests it may have with respect to its obligations under this Section 9.06 concerning the Indemnified Projects;

(iii)                               afford the ABB Representatives the opportunity, at least once each calendar month after giving at least seven Business Days written notice, to meet with the applicable project manager for each Indemnified Project and direct such project manager to discuss with the ABB Representatives the extent of the efforts taken by Purchaser and the Purchaser Affiliates to comply with clause (v) below;

(iv)                              deliver to ABB monthly statements no later than ten days after the end of each month, setting out in reasonable detail the status of each Indemnified Project, including all material developments since the previous statement;

(v)                                 perform in all material respects the obligations of each OGP Subsidiary under all contracts and agreements governing the Indemnified Projects, and act in accordance with the contractual terms and conditions of such contracts and agreements in each case in a manner consistent with past practice and in compliance with applicable Law; and

(vi)                              allow ABB to nominate one Person to be an observer on the steering committee of each Indemnified Project (and such steering committee shall monitor the progress of each of the Indemnified Projects in a manner consistent with past practice in relation to such Indemnified Projects, but in any case such steering committee shall meet no less than once every two months), which costs and expenses of such steering committee observer shall be paid by ABB.  Purchaser shall take all necessary steps to ensure that such observer is given all proper notice and invited to participate in all meetings of each such steering committee in his capacity as an observer.

(c)                                  The Effective Date Balance Sheet shall contain separate identified provisions with respect to each of the Indemnified Projects (in the aggregate, the “Estimated Indemnified Project Loss Provisions”), established in accordance with the Closing Accounting Principles.

(d)                                 (i)  Purchaser shall deliver to ABB a final statement in respect of each Indemnified Project prepared in accordance with the Closing Accounting Principles (each, a “Final Indemnified Project Statement”), to be delivered promptly after full performance and completion of the relevant Indemnified Project by Purchaser and/or the Purchaser Affiliates as evidenced by the applicable customer’s final acceptance thereunder (or appropriate evidence of termination thereof) and expiry of the relevant warranty or other limitation period applicable to the Indemnified Project.  The Final Indemnified Project Statement shall set out in reasonable detail (with reasonably appropriate supporting documentation, data and backup information) the amount of the Indemnified Project Losses actually incurred by Purchaser or the Purchaser Affiliates with respect to such Indemnified Project, and subject to Section 9.06(d)(iv) shall be deemed to be final, binding and conclusive on the Parties.  For the purposes of this Section 9.06, “Indemnified Project Loss” shall mean the excess (which may be a negative number and therefore a gain), if any, of the full costs actually incurred by Purchaser in the performance of an Indemnified Project (including liquidated and other damages payable to a customer in accordance with the terms thereof and any cost actually incurred in complying with any contractual obligations during the applicable warranty period under the contract governing such Indemnified Project) over the revenues (including the net sales price actually received from customers plus interest on customer advances), all calculated in accordance with the Closing Accounting Principles.

(ii)                                  Subject always to Section 9.06(h), after completion of the Final Indemnified Project as described in clause (i) above and the corresponding Final Indemnified Project Statement, the Parties shall determine the “Net Position” which shall equal ([A] + [B]) — ([C] + [D]), as described below, and thereafter the settlement of the Parties’ obligations under this Section 9.06 shall be made as set out below provided, however, that if [A] is greater than [C] then the Net Position shall equal [B] — [D]:

(1)           To the extent the Net Position is negative, ABB shall pay to Purchaser such negative amount, or

(2)                                  To the extent the Net Position equals zero, neither Party shall be under any obligation to make a payment to the other Party, or

(3)                                  To the extent the Net Position is positive, Purchaser shall pay to ABB an amount equal to such positive amount.

For purposes of this Section 9.06(d)(ii):

[A] = the amount of the Estimated Indemnified Project Loss Provisions.

[B] = the aggregate amount of the ABB Stage Payments (as defined below).

[C] = the net aggregate amount of the Indemnified Project Losses as reflected on the Final Indemnified  Projects Statements.

[D] = the aggregate amount of Purchaser Stage Payments (as defined below).

(iii)                               Subject always to Section 9.06(h), on the date that is six months after the Effective Date, and every six months thereafter until the final settlement pursuant to clause (i) above (each, a “Stage Period”), Purchaser shall provide to ABB a written notice containing a good faith estimate, with reasonably detailed supporting data and backup information, of the net aggregate amount of Indemnified Project Losses of all of the Indemnified Projects determined in accordance with the Closing Accounting Principles (insofar as they relate to the Indemnified Projects) but as of such date rather than as of the Effective Date (each, a “Stage Estimate”), and the parties shall thereupon determine the applicable “Net Stage Position” which shall equal ([A] + [B]) — ([C] + [D]), (unless [A] is greater than [C], in which case the applicable Net Stage Position shall equal [B] - [D]);

and thereafter the settlement of the applicable Net Stage Position shall be made as follows:

(1)                                  To the extent the Net Stage Position is negative, ABB shall pay to Purchaser such negative amount (each such payment, an “ABB Stage Payment”), or

(2)                                  To the extent the Net Stage Position equals zero, neither Party shall be under any obligation to make a payment to the other Party, or

(3)                                  To the extent the Net Stage Position is positive, Purchaser shall pay to ABB an amount equal to such positive amount (each such payment, a “Purchaser Stage Payment”).

For purposes of this Section 9.06(d)(iii):

[A] = the amount of the Estimated Indemnified Project Loss Provisions.

[B] = the aggregate amount of all ABB Stage Payments prior to the applicable Stage Period.

[C] = the amount of the applicable Stage Estimate.

[D] = the aggregate amount of all Purchaser Stage Payments prior to the applicable Stage Period.

(iv)                              ABB shall have the right to dispute any amount reflected on a Final Indemnified Project Statement and any Stage Estimate pursuant to the dispute mechanism set forth in Section 2.10(b), applied mutatis mutandis.

(e)                                  (i)  Any Third Party Claims (other than claims by customers or subcontractors asserting a breach of warranty or breach of contract) shall be subject to the indemnification procedures set forth in Section 9.04.

(ii)                                  Subject to Section 9.06(e)(iii), Purchaser shall have the right to direct the defense of any Third Party Claim by customers or subcontractors asserting a breach of warranty or breach of contract.  Unless Purchaser allows ABB to direct the defense or settlement, Purchaser shall consult with ABB and consider all of ABB’s reasonable requests, and make reasonable efforts to mitigate any Losses arising out of any such Claim.

(iii)                               In the event any Third Party Claim by a customer or subcontractor asserting a breach of warranty or breach of contract gives rise to an Action, at such time such Third Party Claim shall become subject to the indemnification procedures set forth in Sections 9.04(b), (c) and (d).

(f)                                    Notwithstanding anything in Sections 9.02 and 9.03 to the contrary, the rights and obligations of the Parties in respect of the indemnification and other payments for any and all matters pertaining to the Indemnified Projects shall be governed by this Section 9.06.  Purchaser and ABB acknowledge and agree that, following the Closing, the indemnification provisions of this Section 9.06 shall be the sole and exclusive remedies of Purchaser, the Purchaser Affiliates, ABB and its Affiliates for any and all Losses relating to, or arising under, the Indemnified Projects.  For avoidance of doubt, Purchaser acknowledges and agrees that it shall have no right to seek indemnity from ABB for any Loss arising from or related to an Indemnified Project pursuant to an indemnity claim under Section 9.03(a) for a breach of a representation or warranty of ABB, and no amounts paid by ABB pursuant to this Section 9.06(f) shall be used in the calculation of the Purchaser Threshold or the Cap.

(g)                                 Payments to be made by either Party pursuant to this Section 9.06 shall be made within five Business Days following the date which is the earlier of (i) the date when the relevant amount has been agreed between the Parties and (ii) the date when the amount has been finally determined pursuant to the dispute mechanism set forth in Section 9.06(d)(iv), applied mutatis mutandis.

(h)                                 For the avoidance of doubt, Purchaser shall not be required to repay any of the Estimated Indemnified Project Loss Provisions pursuant to this Section 9.06.

SECTION 9.07.                 Additional Indemnification Provisions; Exclusive Remedies.  (a)  ABB and Purchaser agree for themselves and on behalf of their respective Affiliates or Purchaser Affiliates, as applicable, that, with respect to each indemnification obligation contained in this Agreement, (i) all Losses shall be net of any third party insurance paid to or for the benefit of the Indemnified Party from its own or its Affiliates’ or Purchaser Affiliates’ insurance policies in connection with the facts giving rise to the right of indemnification, after deduction of any Taxes and any out-of-pocket cash and expenses reasonably incurred in connection with securing such insurance payment (including retrospective insurance premiums directly attributable to such claim), (ii) all of ABB’s obligations to indemnify a Purchaser Indemnified Party for Losses under this Agreement shall be reduced to the extent of the amount of any specific provision, specific reserve or general reserve in respect of a specific contract, lease or project in respect of the relevant Losses reflected in the Final Effective Date Balance Sheet and (iii) ABB shall have no Liability for Losses under a Warranty Claim to the extent that (A) such Warranty Claim would not have arisen or been aggravated but for any alteration, repeal or enactment of any applicable Law after the Closing Date, (B) such Warranty Claim would not have arisen but for any change in the accounting policies, practices or procedures adopted by Purchaser, an OGP Purchaser or the OGP Subsidiaries (other than changes required to ensure compliance with Law in effect as of the Closing Date), or (C) such Warranty Claim would not have arisen but for a failure by Purchaser, an OGP Purchaser or the OGP Subsidiaries after the Closing to take reasonable steps to mitigate the effect of the circumstances giving rise to such Warranty Claim.

(b)                                 An Indemnified Party shall use its reasonable efforts to pursue any and all rights to reimbursement, recovery or indemnification with respect to all Losses for which it is entitled to indemnification under this Agreement pursuant to any contract, agreement, insurance policy or arrangement with any Person (other than Affiliates or Purchaser Affiliates of such Indemnified Party).  For the purposes of this Section 9.07(b), “reasonable efforts” shall be satisfied without the Indemnified Party being required to bring any claim or other proceeding against any such person.  If an Indemnified Party, for any reason, does not bring a claim or other proceeding against any such person, the Indemnifying Party shall be entitled to bring such claim or other proceeding against such party, and the Indemnified Party shall, upon reasonable request, provide the Indemnifying Party and its agents and representatives with reasonable access to (i) any applicable books and records and (ii) any applicable officers, directors or employees in each case of Purchaser, the OGP Purchasers and/or the Indemnified Party, as the case may be, to such claim or other proceeding.  The Indemnifying Party shall, at the request of the Indemnified Party, refrain from bringing such claim or other proceeding against such party; provided, however, that such a request by the Indemnified Party shall be deemed a waiver of indemnification from the

Indemnifying Party up to the amount of the reimbursement, recovery or indemnification reasonably expected to be reimbursed, recovered or indemnified from such person.

(c)                                  If an Indemnifying Party pays an amount in discharge of any claim under this Agreement and an Indemnified Party, its Affiliates or Purchaser Affiliates or any of their respective officers, directors, employees, agents and representatives subsequently recovers from a third party a sum which is attributable to the subject matter of the claim, such Indemnified Party shall promptly pay to such Indemnifying Party an amount equal to all amounts recovered up to the aggregate amount thus paid by such Indemnifying Party hereunder.  If the Indemnifying Party has not already paid such an amount in satisfaction of such a claim, the amount of the claim the Indemnifying Party would be liable for shall be reduced by an amount equal to such recovery.

(d)                                 None of the Sellers shall provide any representation, warranty or indemnity under any Local Agreement, unless a representation, warranty or indemnity provided in this Agreement is required to be restated in a Local Agreement in order to make the Local Agreement enforceable under applicable Law, and all such representations, warranties and indemnities shall be expressly excluded thereunder.  To the extent any such exclusion would be prohibited by applicable Law and Purchaser or an OGP Purchaser would have a cause of action by virtue of any representation, warranty or indemnity implied by applicable Law, Purchaser shall ensure that no claim is made in respect thereof by Purchaser or the relevant OGP Purchaser against ABB or any of its Affiliates; it being understood and agreed by the Parties that the remedies expressly afforded to Purchaser and the Purchaser Affiliates under this Agreement shall be the sole recourse of Purchaser and the Purchaser Affiliates, on the one hand, against ABB and its Affiliates, on the other hand, relating to the transactions contemplated by the Transaction Agreements.

(e)                                  Except as provided in Article VII relating to Tax matters, following the Closing, the indemnification provisions of Sections 9.02 and 9.03 shall be the sole and exclusive remedies of Purchaser, ABB and their respective Affiliates or Purchaser Affiliates, as applicable, for any breach by the other Party of the representations and warranties in this Agreement and for any failure by the other Party to perform and comply with any Pre-Closing Covenants; provided, however, that neither ABB nor Purchaser shall be precluded from pursuing any claim or the amount of any claim arising from the fraudulent conduct of the other in connection with the negotiation, execution and delivery of this Agreement.  No breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Purchaser, on the one hand, or ABB, on the other hand, after the consummation of the purchase and sale of the Shares and the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated by the Transaction Agreements.

(f)                                    Neither Party shall have any liability under any provision of the Transaction Agreements for any punitive, special, incidental, consequential or indirect damages, regardless of the legal theory on which the claim is based (it being the understanding of the Parties that punitive or special damages that are paid by an Indemnified Party to a third party with respect to a Third Party Claim are direct damages of the Indemnified Party).

SECTION 9.08.                 Certain Procedures Governing the Bank Guarantees.  (a)  The Adjustment and Indemnity Bank Guarantee guarantees the payment obligations of ABB or its Affiliates, as applicable, (i) with respect to the adjustments, if any, contemplated by Section 2.10 (the “Adjustment Obligations”) and (ii) the obligations of ABB or its Affiliates under this Agreement (other than the Adjustment Obligations) (the “Indemnity Obligations”) and (iii) the obligations of ABB or its Affiliates under the Related Agreements.  With respect to the Adjustment Obligations, in the event that ABB has failed to make the Net Payment to Purchaser, if any, in accordance with Section 2.10(h) within 10 Business Days of the due date for such payment, Purchaser shall, in accordance with the terms of the Adjustment and Indemnity Bank Guarantee, be entitled but not obligated to serve a notice upon the Appropriate Bank for payment of an amount equal to the lesser of (x) the Net Payment and (y) the Net Outstanding A/I Guarantee Amount.  If the Net Payment exceeds $10,000,000 and Purchaser receives an amount equal to the Net Payment from the Appropriate Bank, ABB shall cause the Appropriate Bank to reissue the Adjustment and Indemnity Bank Guarantee in the amount equal to the Net Outstanding A/I Guarantee Amount at such date prior to the payment of any amounts to Purchaser representing the Net Payment at such date less $10,000,000, provided always that if such calculation results in a negative figure or zero, the Adjustment and Indemnity Bank Guarantee shall be deemed to be extinguished and shall not be required to be reissued pursuant to this Section 9.08(a).  If the Net Payment is less than or equal to $10,000,000, upon payment by ABB or the Appropriate Bank of the Net Payment, the Net Outstanding A/I Guarantee Amount shall be reduced by the amount of the Net Payment, notwithstanding any Indemnity Obligations of ABB under the Adjustment and Indemnity Bank Guarantee.  With respect to the Indemnity Obligations, in the event that Purchaser delivers to ABB or ABB Ltd., as the case may be (for purposes of this Section 9.08(a) only, together, “ABB”), a notice of a claim pursuant to and in accordance with the relevant provisions of any Transaction Agreement, and either (A) ABB mutually agrees with Purchaser in writing that it is obligated to indemnify Purchaser for the amount set forth in such notice, or (B) ABB fails to dispute in writing to Purchaser within ten Business Days that it is obligated to indemnify Purchaser as set forth in such notice and Purchaser has obtained a judgment in its favor in respect of a Default Judgment Claim, or (C) a final non-appealable judgment or determination shall have been rendered pursuant to and in accordance with Section 11.12 (or such comparable provision in a Related Agreement) relating to such claim by Purchaser deeming an amount to be due and owing by ABB to Purchaser (each, a “Payment Event”), and within ten Business Days of a Payment Event, ABB has failed to satisfy its payment obligations in connection therewith, Purchaser shall be entitled but not obligated to serve a notice upon the Appropriate Bank for payment of an amount equal to the lesser of (x) the applicable amount arising out of such Payment Event and (y) the Net Outstanding A/I Guarantee Amount.  Upon payment by ABB of an amount arising out of a Payment Event or by the Appropriate Bank of such amount in connection with such Payment Event, the Net Outstanding A/I Guarantee Amount shall be reduced by such amount.  The Adjustment and Indemnity Bank Guarantee shall terminate on the earlier of (x) the date when the Net Outstanding A/I Guarantee Amount equals zero and (y) September 30, 2005 unless one or more claims have been made prior to such date and any one of those claims has not been resolved, then, the date of termination shall be such which is 28 days from the final determination or receipt by Purchaser of a non-appealable judgment or determination in respect of such claim(s) in accordance with the provisions of Section 11.12 of this Agreement (or such comparable provision in a Related Agreement), in which case the Net Outstanding A/I Guarantee

Amount shall be reduced to an amount equal to the aggregate amount of such claim(s) only to the extent that the aggregate amount of such claims is less than the Net Outstanding A/I Guarantee Amount.

(b)                                 The Tax Election Bank Guarantee guarantees the payment obligations of ABB pursuant to Section 7.08(d).  If, by five calendar days before the Filing Date, ABB has failed to pay to the relevant Taxing Authority by check or electronic or wire transfer the Designated Tax Amount and to provide documentary evidence of such payment to Purchaser, then Purchaser shall be entitled but not obligated to serve a notice upon the Appropriate Bank for either (i) payment to the Taxing Authority in the Applicable Taxing Jurisdiction where Purchaser has not previously paid such Tax or (ii) payment to Purchaser where Purchaser has previously paid such Tax to the applicable Taxing Authority (in which case documentary evidence of such previous payment shall be provided to ABB by Purchaser) of an amount equal to the lesser of (x) the applicable Designated Tax Amount and (y) the Net Outstanding Tax Guarantee Amount.  Upon payment by ABB of an amount under Section 7.08(d) or by the Appropriate Bank of such amount (whether to the Applicable Taxing Jurisdiction or to Purchaser under the circumstances described above), the Net Outstanding Tax Guarantee Amount shall be reduced by such amount.  Upon payment to the relevant Taxing Authority (or to Purchaser under the circumstances described above) with respect to the final Filing Date in the final Applicable Taxing Jurisdiction for which a Section 338(h)(10) Election (or similar election under state or local law) is being made, or in which income or gain arising out of any pre-Closing acquisitions or reorganizations undertaken at the request of Purchaser or arising out of the sale of the shares of ABB Vetco Gray U.K. Ltd. by ABB Vetco Gray Inc. to Purchaser or an OGP Purchaser is being reported, the Net Outstanding Tax Guarantee Amount will be reduced to an amount equal to the sum of the differences, for each Applicable Taxing Jurisdiction where there is a difference, between (x) the Designated Tax Amount and (y) the Alternative Designated Tax Amount.  In the case where ABB has provided an opinion of counsel or an accountant or accountants of a type contemplated by Section 7.08(f), the Net Outstanding Tax Guarantee Amount will be further reduced by 25% of the difference between the Designated Tax Amount and the Alternative Designated Tax Amount with respect to each of the specific Applicable Taxing Jurisdictions.  The Tax Election Bank Guarantee shall terminate on the earlier of (x) the date when the Net Outstanding Tax Guarantee Amount equals zero and (y) the second anniversary of the final Filing Date.  For purposes of this Section 9.08(b) and Section 7.08(f), the term “Applicable Taxing Jurisdictions” shall mean:  Alaska, California, Colorado, Louisiana, Michigan, Mississippi, Montana, New Jersey, New Mexico, Oklahoma, Utah, and Texas and any other jurisdiction in which a Tax Return reflecting income or gain from the Section 338(h)(10) Election (or similar election under state or local law), or reflecting income or gain arising out of any pre-Closing acquisitions or reorganizations undertaken at the request of Purchaser or arising out of the sale of the shares of ABB Vetco Gray U.K. Ltd. by ABB Vetco Gray Inc. to Purchaser or an OGP Purchaser, must be filed; provided, that in the event that ABB provides to Purchaser a certification in a form reasonably satisfactory to Purchaser from the auditors of its financial statements that ABB’s federal consolidated group has sufficient net operating loss carryforwards and capital loss carryforwards so that such consolidated group will not have any federal income tax liability for the taxable year of such group that includes the Closing Date, the United States of America will not be an Applicable Tax Jurisdiction, but if ABB has failed to provide such certification within 90 days after the Closing Date, then the United States of America will from that time forward be deemed to be an Applicable Taxing Jurisdiction for the purposes of this Agreement.

(c)                                  The Repayment Bank Guarantee guarantees the repayment obligations of ABB of a portion of the Purchase Price should a Subsequent Closing with respect to a Provisionally Retained Business fail to occur in accordance with the terms and conditions of the Deferred Transfer Agreement (each a “Repayment Event”).  Within 10 Business Days of a Repayment Event, if ABB has failed to pay to Purchaser an amount equal to the Allocation Amount set forth with respect only to the relevant Provisionally Retained Business (or a lesser amount determined pursuant to Section 4.02 of the Deferred Transfer Agreement), Purchaser is entitled to but not obligated to serve notice upon the Appropriate Bank for payment of such amount.  Upon payment by ABB or the Appropriate Bank of such amount, the aggregate principal amount of the Repayment Bank Guarantee shall be reduced by the Allocation Amount with respect to the relevant Provisionally Retained Business.  Within two Business Days of a Subsequent Closing of a Provisionally Retained Business, the aggregate principal amount of the Repayment Bank Guarantee shall be reduced by the Allocation Amount attributable to such Provisionally Retained Business.  The Repayment Bank Guarantee shall terminate upon the expiry of 25 Business Days following the earlier of (i) the Subsequent Closing of the last Provisionally Retained Business or (ii) the termination of the Deferred Transfer Agreement, in each case in accordance with the terms and conditions of the Deferred Transfer Agreement.

(d)                                 (i)  To the extent that a payment by ABB or ABB Ltd. to Purchaser in accordance with this Section 9.08 and the terms of the relevant Guarantee is made in partial satisfaction of an amount properly claimed thereunder, such payment shall not relieve ABB, or ABB Ltd. or the relevant Affiliate of ABB, as the case may be, of liability with respect to any remaining outstanding amounts due and owing to Purchaser.

(ii)                                  Each time a reduction is contemplated in any of the Adjustment and Indemnity Bank Guarantee, the Tax Election Bank Guarantee or the Repayment Bank Guarantee, each Party shall jointly execute a written notice to the relevant Appropriate Bank instructing it to effect such reduction.

(e)                                  Purchaser shall only draw down funds under the Adjustment and Indemnity Bank Guarantee, the Tax Election Bank Guarantee and the Repayment Bank Guarantee in accordance with the terms and conditions of this Section 9.08.

SECTION 9.09.                 Interest.  Except with respect to the Deferred Consideration, if an Indemnifying Party defaults in the payment when due of any sum payable under this Article IX (whether determined by agreement or pursuant to an order of an arbitrator or otherwise) the liability of such Indemnifying Party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (whether before or after judgment) at a rate per annum of the three-month U.S. treasury bill rate (as reported by The Wall Street Journal or, if not reported thereby, by another authoritative source) in effect on or about 11:00 a.m. (New York City time) on such due date plus one hundred (100) basis points calculated on the basis of the actual number of days elapsed over 365, from date of payment by the Indemnified Party to the date of payment by the Indemnifying Party, compounded annually.  Such interest shall accrue from day to day.

ARTICLE X

TERMINATION AND WAIVER

SECTION 10.01.           Termination.  This Agreement may be terminated:

(a)                                  by ABB or Purchaser if the Closing shall not have occurred by May 10, 2004 (the “Longstop Date”); provided, however, that the Longstop Date may be extended under the following circumstances:

(i)                                     if, by the Longstop Date, the Substantial Completion of the Compliance Review shall have occurred and the Compliance Disposition shall not have occurred (“Event One”), and (A) Purchaser (1) has provided evidence reasonably satisfactory to ABB that the Purchaser Financing Documents will remain in full force and effect until the Extended Longstop Date and (2) certifies in writing to ABB (the “Extension Notice”) that based on the facts and circumstances and materiality of all matters, individually or collectively, set forth in the notices provided to Purchaser by ABB pursuant to Section 5.15, Purchaser either deems to be satisfied or waives the conditions to the Closing contained in Sections 8.03(a) and (d) as of the Longstop Date; provided, however, that if, individually or collectively, the facts or circumstances or materiality of any matter or the consequences arising from any matter set forth in any such notice change from those set forth in the latest notice received by Purchaser prior to its delivery of the Extension Notice with respect to any matter, or any notice is inaccurate with respect to any matter after the Longstop Date or new facts or circumstances with respect to any matter arise after the Longstop Date, Purchaser shall be able to rely on the conditions to the Closing that it deemed satisfied or waived in its certification, as applicable; provided, further, that effective upon such extension the conditions to the Closing contained in Sections 8.02(c) and 8.03(j) shall be replaced in their entirety by the following:  “The Compliance Disposition shall have occurred.”, and such conditions shall not be deemed to be satisfied or waived by Purchaser or ABB as of the Longstop Date; and (B) if no later than one Business Day prior to the Longstop Date, ABB has not stated in writing to Purchaser that it believes that the occurrence of the Compliance Disposition likely will not occur prior to the Final Longstop Date in a manner acceptable to ABB (a “Stop Notification”); or

(ii)                                  if by the Longstop Date, the Substantial Completion of the Compliance Review shall not have occurred (“Event Two”) and Purchaser has provided evidence reasonably satisfactory to ABB that the Purchaser Financing Documents will remain in full force and effect until the Extended Longstop Date, then, in each such case, Purchaser may, in its sole discretion and upon three Business Days’ written notice to ABB expiring on or before the Longstop Date, extend the Longstop Date until June 7, 2004 (the “Extended Longstop Date”); provided further, that with respect to Event Two, if by the Extended Longstop Date, the Substantial Completion of the Compliance Review shall have occurred but the Compliance Disposition shall not have occurred, Purchaser may, in its sole discretion and upon three Business Days’ written notice to ABB expiring on or before the Extended Longstop Date, extend the Extended Longstop Date until July 12, 2004 (the “Final Longstop Date”) if and only if (A) Purchaser (1) has provided evidence reasonably satisfactory to ABB that the Purchaser Financing Documents will remain in full force and effect until the Final Longstop Date and (2) provides the Extension Notice to ABB that based on the facts and circumstances and materiality of all matters, individually or collectively, set forth in the notices provided to Purchaser by ABB pursuant to Section 5.15, Purchaser either deems to be satisfied or waives the conditions to the Closing contained in Sections 8.03(a) and (d) as of the Extended Longstop Date; provided, however, that if, individually or collectively, the facts or circumstances or materiality of any matter or the consequences arising from any matter set forth in any such notice change from those set forth in the latest notice received by Purchaser prior to its delivery of the Extension Notice with respect to any matter, or any notice is inaccurate with respect to any matter after the Extended Longstop Date or new facts or circumstances with respect to any matter arise after the Extended Longstop Date, Purchaser shall be able to rely on the conditions to the Closing that it deemed satisfied or waived in its certification, as applicable; provided, further, that effective upon such extension the conditions to the Closing contained in Sections 8.02(c) and 8.03(j) shall be replaced in their entirety by the following:  “The Compliance Disposition shall have occurred.”, and such conditions shall not be deemed to be satisfied or waived by Purchaser or ABB as of the Extended Longstop Date; and (B) if no later than one Business Day prior to the Extended Longstop Date, ABB has not delivered to Purchaser a Stop Notification;

provided  always that the right to terminate this Agreement under this Section 10.01(a) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date.

If applicable, the Extended Longstop Date or the Final Longstop Date, as the case may be, shall be deemed to be the Closing Date for purposes of this Agreement unless Purchaser prior to such date shall provide to ABB written notice of its intention to consummate the transactions contemplated by this Agreement and its proposed date of such consummation, in which case after the expiry of ten Business Days from receipt by Purchaser of the Pre-Closing Notice as contemplated by Section 2.09(a), such date shall be deemed to be the Closing Date for purposes of this Agreement;

(b)                                 at any time prior to the close of business on the Longstop Date:

(i)                                     by ABB or Purchaser in the event that (A) any Order restraining, enjoining or otherwise prohibiting the transactions contemplated by the Transaction Agreements shall have become final and nonappealable, any Governmental Authority with respect to any merger filing listed in Section 8.01(a) or any additional mandatory, suspensory filings identified pursuant to Section 5.06(c) which relates to an entity the subject of a Primary Transaction, as the case may be, has issued a decision withholding approval or attached any conditions, undertaking or remedies of any of the transactions contemplated by the

Transaction Agreements; or (B) the conditions set forth in Section 8.01(a) shall not be capable of being satisfied; provided, however, that the right to terminate this Agreement under this Section 10.01(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, or substantially contributed to, such Order, decision or failure to satisfy;

(ii)                                  by Purchaser in the event that any of the conditions set forth in Section 8.01 or 8.03 (other than 8.03(c)) is not capable of being satisfied by the Longstop Date; or

(iii)                               by ABB in the event that any of the conditions set forth in Section 8.01 or 8.02 is not capable of being satisfied by the Longstop Date;

provided, however, that the right to terminate this Agreement under this Section 10.01(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, or contributed to, such Order, decision or failure to satisfy; or

(c)                                  by the mutual written consent of ABB and Purchaser.

SECTION 10.02.           Effect of Termination.  In the event of termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and there shall be no liability on the part of either Party hereto except (a) that the provisions of Section 5.05, this Section 10.02 and Article XI shall survive termination of the Agreement and (b) that nothing herein shall relieve either Party from liability for any willful breach of this Agreement.

SECTION 10.03.           Waiver.  Either ABB or Purchaser may (a) extend the time for the performance of any of the obligations or other acts of Purchaser or ABB, respectively, (b) waive any inaccuracies in the representations and warranties of Purchaser or ABB, respectively, contained herein or in any document delivered by ABB or Purchaser, respectively, pursuant hereto or (c) waive compliance with any of the agreements or conditions of Purchaser or ABB, respectively, contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Parties.  Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement.  The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights, nor in any way affect the validity of such agreements or any part thereof or the right of a Party to enforce any such provision.

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.01.           Expenses.  (a)  Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred relating to this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

(b)                                 ABB shall, upon termination of this Agreement in accordance with and pursuant to Section 10.01 of this Agreement, promptly pay to Purchaser an amount equal to $9,000,000 as reimbursement for certain of the transaction costs and expenses incurred by Purchaser; provided, however, that if the cause for such termination of this Agreement is the material breach of the terms and conditions of this Agreement by Purchaser, ABB shall not be required to make any such payment to Purchaser.

(c)                                  On the date that is two Business Days prior to the commencement of each calendar month after the date of this Agreement until Substantial Completion of the Compliance Review, Purchaser shall provide to ABB its best estimate of the Purchaser Compliance Costs for the next calendar month and ABB shall provide to Purchaser its best estimate of the ABB Compliance Costs for such month.  If the estimated Purchaser Compliance Costs are ninety percent or less of the estimated ABB Compliance Costs then no further discussions shall occur between the Parties and such estimated Purchaser Compliance Costs shall be deemed to be the “Approved Purchaser Compliance Costs”.  If such estimated Purchaser Compliance Costs are in excess of ninety percent of the estimated ABB Compliance Costs, the Parties shall discuss such estimates in good faith with a view to arriving at agreed estimates of both the Purchaser Compliance Costs and the ABB Compliance Costs.  If after such discussions, the estimated Purchaser Compliance Costs remain in excess of 90% of the ABB Compliance Costs, and ABB, in its sole discretion, shall not have agreed such estimated Purchaser Compliance Costs for such month, then Purchaser may modify its planned use of resources for the forthcoming month in light of the provisions of this Section 11.01.  Purchaser may decide to modify its planned use of resources for the forthcoming month in order it to enable an Excess Amount to be paid under Section 11.01(d)(ii).  If ABB accepts such estimated Purchaser Compliance Costs, such estimated Purchaser Compliance Costs shall be deemed to be the Approved Purchaser Compliance Costs.

(d)                                 (i)  ABB shall reimburse on a monthly basis in arrears the aggregate fees and expenses (including value added tax and other similar taxes) of Deloitte Touche Tohmatsu, Cadwalader, Wickersham & Taft LLP and Clifford Chance LLP (and such other professional advisors appointed by Purchaser with the prior written consent of ABB (such consent not to be unreasonably withheld or delayed)) actually incurred by or on behalf of Parties from January 1, 2004 through the earlier of (x) termination of this Agreement and (y) the completion of the Compliance Review, in relation to the development and implementation of the Compliance Review (the “Purchaser Compliance Costs”).  Subject to Section 11.01(d)(ii), (A) no such monthly reimbursement for the months of January, February and March 2004 shall exceed the greater of (x) 90% of the aggregate fees and expenses (including value added tax and other similar taxes) of PricewaterhouseCoopers LLP and Shearman & Sterling LLP (and such other professional advisers appointed by ABB with the prior written consent of Purchaser (such consent not to be unreasonably withheld or delayed)), actually incurred by or on behalf of ABB during the same month in relation to the development and implementation of the Compliance Review (the “ABB Compliance Costs”), (y) $1,000,000, and (z) if applicable under Section 11.01(c), the Approved Purchaser Compliance Costs; and (B) during the months commencing with April 2004 through the Substantial Completion of the Compliance Review, clause (A)

above shall apply mutatis mutandis except that each reference to “90%” therein shall be replaced with “60%” for purposes of this clause (B) (each month during which Purchaser Compliance Costs are to be reimbursed is referred to in this Section 11.01(d) as a “Review Period” and, for a particular Review Period, the greater of the amounts referred to in clauses (x), (y) and (z) above, is referred to in this Section 11.01(d) as the “Maximum Payment Limit”).

(ii)                                  The reimbursement obligation under this Section 11.01(d) shall be cumulative such that if:

(A)                              the Purchaser Compliance Costs in a given Review Period are less than the Maximum Payment Limit in such Review Period (such difference being, a “Shortfall Amount”), then:

(1)                                  to the extent there are existing Excess Amounts, the Shortfall Amount shall be used by ABB to reimburse Purchaser in respect of any such Excess Amounts but only to the extent of such Shortfall Amount; and

(2)                                  any remaining Shortfall Amounts shall be carried forward to subsequent Review Periods until extinguished by the reimbursement of any Excess Amounts; and

(B)                                the Purchaser Compliance Costs in a given Review Period are greater than the Maximum Payment Limit in such Review Period (such difference being, an “Excess Amount”), then:

(1)                                  to the extent there are any Shortfall Amounts which have been carried forward pursuant to Section 11.01(d)(ii)(A)(2), such Shortfall Amounts shall be used by ABB to reimburse Purchaser in respect of such Excess Amount but only to the extent of such Shortfall Amounts; and

(2)                                  any remaining Excess Amount shall be carried forward to subsequent Review Periods.

(iii)                               Notwithstanding anything to the contrary in this Section 11.01(d), ABB shall never be obligated to reimburse Purchaser under this Section 11.01(d) for an amount in excess of the aggregate of the Maximum Payment Limits for the Review Periods during which the Compliance Review has been carried out.

(iv)                              ABB shall, within 10 Business Days after the end of each calendar month, provide to Purchaser (A) written confirmation of the total amount of the ABB Compliance Costs for that Review Period together with a breakdown of such costs and expenses by adviser, (B) a statement from each of its advisers referenced above (showing the total amount of fees and expenses together with the number of people carrying out the services to which the fees relate, with a split of such fees between partners and non-partners) in respect of all of the ABB Compliance Costs for such Review Period and (C) a letter from each such adviser to Purchaser confirming that such statement reflects all of the fees and costs incurred by that adviser comprising ABB Compliance Costs for that Review Period.  ABB shall only be obligated under this paragraph to reimburse Purchaser Compliance Costs which are evidenced by an invoice addressed to Purchaser but expressed to be payable by ABB.  Invoices claiming reimbursement under this Section 11.01(d) must be presented on a monthly basis within 10 Business Days after the end of each calendar month.  ABB shall pay the requisite amount within 30 days of presentation of the invoice, and if not paid within such time amounts owed shall accrue interest on a daily basis commencing on the due date and ending on the actual date of payment at a per annum rate equal to 5%.  Purchaser shall deliver (i) written confirmation of the total amount of the Purchaser Compliance Costs for each Review Period together with a breakdown of such costs and expenses by adviser; (ii) a statement from each adviser referenced above (showing the total amount of fees and expenses together with the number of people carrying out the services to which the fees relate, with a split of such fees between partners and non-partners) in respect of all of the Purchaser Compliance Costs for such Review Period and (iii) a letter from each adviser confirming that the statement only contains fees and expenses which are Purchaser Compliance Costs.

(v)                                 The Parties acknowledge and agree that the Shortfall Amount and the Excess Amount as of December 31, 2003 equal $942,000 and $0, respectively.

SECTION 11.02.           Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person or by registered or certified mail (postage prepaid, return receipt requested) or by electronic mail (confirmed by certified mail, and such electronic mail shall be deemed to have been duly given upon receipt of such certified mail) to the respective parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.02):

(a)                                  if to ABB:

ABB Handels- und Verwaltungs AG

Affolternstrasse 54

PO Box 8131

CH-8050 Zurich

Switzerland

E-mail:   john.scriven@ch.abb.com
hans.enhoerning@ch.abb.com

Attention:  John Scriven
Hans Enhoerning

and with a copy to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York  10022

E-mail:  jmarzulli@shearman.com

Attention:  John A. Marzulli Jr., Esq.

(b)                                 if to Purchaser:

Laradew Limited
c/o Candover Partners Limited

20 Old Bailey

London, England EC4M 7LN

E-mail:  m.gumienny@candover.com
john.arney@candover.com

Attention:  Marek Gumienny
John Arney

with a copy to:

Clifford Chance LLP

10 Upper Bank Street

London, England  E14 5JJ

E-mail:  adam.signy@cliffordchance.com
ian.bagshaw@cliffordchance.com

Attention:  Adam Signy
Ian Bagshaw

SECTION 11.03.           Public Announcements.  No Party to this Agreement shall make, or cause to be made, any press release or public statement with respect to this Agreement or the transactions contemplated hereby or otherwise communicate with any news media relating thereto without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided, however, that nothing shall restrict any Party (even in the absence of agreement by the other parties) from making any statement which (i) may be required by Law or the rules of any stock exchange or national trading system on which such Party’s common stock is listed or Self-Regulatory Organization, provided that such Party shall consult (as is reasonably practical prior to complying with such obligation) with the other Party as to the timing content and manner of such statement, (ii) is the agreed terms of any such statement or any repetition thereof or (iii) is made or sent by Purchaser or an OGP Purchaser after the Closing to the customers, clients or suppliers of the OGP Business informing such party of the purchase of the OGP Business; provided, however that such statement shall not contain any reference to the Purchase Price other than as stated pursuant to a disclosure pursuant to subsection (i) or (ii) of this Section 11.03.

SECTION 11.04.           Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 11.05.           Entire Agreement.  The Transaction Agreements constitute the entire agreement of the Parties hereto with respect to the subject matter hereof and supersede any prior agreements and undertakings, both written and oral, between the Parties hereto with respect to the subject matter hereof including the Confidentiality Agreement.  The Purchaser and the Sellers agree that neither Party shall bring any action against the other or against any Affiliate or Purchaser Affiliate or adviser of the other or provider of finance to Purchaser and/or the OGP Purchasers relating to any previous agreement(s) between them relating to the subject matter of this Agreement.

SECTION 11.06.           Assignment.  Neither this Agreement nor any of the rights hereunder may be assigned by any Party by operation of Law or otherwise without the express written consent of the other Party hereto; provided, however, that any Party may assign all or any of its rights and obligations under this Agreement to any Affiliate or Purchaser Affiliate, as the case may be; provided that no such assignment shall relieve the assigning Party of its obligations hereunder if such assignee does not perform such obligations; provided  further that, notwithstanding the foregoing provisions of this Section 11.06, Purchaser and any of the Purchaser Affiliates may assign and/or charge, by way of security only, any or all of their rights, title or interest under this Agreement (including all present and future claims, causes of action, payments and proceeds in respect thereof) to any secured lender(s) (or to any security agent acting on their behalf) lending money or making other banking facilities available to Purchaser in connection with the acquisition of the Shares or Purchased Assets and/or any banking guarantees or other working capital facilities and/or any refinancing of the existing debt of the OGP Subsidiaries or to any secured lender(s) (or to any security agent acting on their behalf) who provide funds or make other banking facilities available in connection with any subsequent refinancing of such funding; provided  further that, without limitation to the foregoing, any secured lender(s) (or any security agent acting on their behalf) may assign such rights on any enforcement of the security under such finance arrangements.  ABB agrees that it will acknowledge any such assignment of which it is notified.  The Purchaser shall be entitled to charge and assign absolutely all or any part of its right, title and interest, present and future in and under this Agreement, including all present and future claims, causes of action, payments and proceeds in respect thereof (the “Assigned Property”) to the Bank who shall be entitled to take possession of the Assigned Property or otherwise exercise in relation to it all of the rights of an absolute owner.  Notwithstanding any such assignment, the Sellers may, unless they receive written notice from the Bank to the contrary, deal with Purchaser in connection with all matters arising under this Agreement including determination and control of (i) whether or not any claim shall be brought against the Sellers and (ii) the conduct of any such claim, including the settlement, compromise or withdrawal of any claim provided only that all payments under this Agreement otherwise due to Purchaser or a Purchaser Affiliate by the Sellers shall be made to the Bank.  The liability of any of the Sellers for breach of this obligation under this Agreement shall not in any way be increased or adversely affected by any assignment contemplated by this Section 11.06.  Any purported assignment in violation of this Section 11.06 shall be null and void.  For the avoidance of doubt, an assignment for security pursuant to this Section 11.06 shall not constitute an assumption of the obligations hereunder.

SECTION 11.07.           No Third Party Beneficiaries.  Except for the provisions contained in Section 5.11(a) and (d)(ii), the provisions of Article VII with respect to Tax Indemnified Parties, the provisions of Article IX with respect to Indemnified Parties, Section

11.06 with respect to assignment to the Bank, and for the purposes of Section 11.05, with respect to an Affiliate or adviser to any of ABB, the Sellers, Purchaser or the OGP Purchasers or a provider of finance to Purchaser or the OGP Purchasers, this Agreement shall be binding upon and inure solely to the benefit of the Parties hereto and their permitted assigns and nothing else herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 11.08.           Amendment.  This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, each of ABB and Purchaser or (b) by a waiver in accordance with Section 10.03.

SECTION 11.09.           Specific Performance.  The Parties hereto agree that if any of the provisions of any of the Transaction Agreements are not performed in accordance with their specific terms or are otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the Parties shall be entitled to specific performance of the terms thereof, in addition to any other remedy at Law or equity.

SECTION 11.10.           Currency.  (a)  To the fullest extent permitted by Law, the obligation of any Party in respect of any amount due under this Agreement will, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in United States dollars that the Party entitled to receive such payment may, in accordance with its normal procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the Business Day immediately following the day on which such Party receives such payment.  If the amount in United States dollars that may be so purchased for any reason falls short of the amount originally due, the applicable Party will pay such additional amounts, in United States dollars, as may be necessary to compensate for the shortfall.  Any obligation of a Party not discharged by such payment will, to the fullest extent permitted by applicable Law, be due as a separate and independent obligation and, until discharged as provided herein, will continue in full force and effect.

(b)                                 When, pursuant to the terms of any Transaction Agreement, any conversion of currencies is required, the applicable exchange rate to be used shall be the free market exchange rate or cross rate as determined by Citibank N.A. in New York, New York, in force as of the Business Day immediately preceding (i) in the case of a Loss under Article IX, the day on which the Loss was actually incurred; and (ii) in all other situations, the date that the relevant determination is to be made; provided, however, that for all financial accounting purposes, including the preparation of the Effective Date Balance Sheet, such conversion shall be made in accordance with the Closing Accounting Principles.

SECTION 11.11.           Governing Law.  This Agreement, and any arbitration conducted in accordance with Section 11.12 of this Agreement, shall be governed by, and construed in accordance with, the substantive laws of the State of New York, without reference to its conflict of law rules; provided, however, that the conflict of law rules of the State of New York shall be applicable with respect to any conflict that may arise between the laws of the State of New York and the laws of the relevant jurisdiction applicable for the transfer of a Purchased Asset.

SECTION 11.12.           Arbitration.  (a)  Except as otherwise provided in Sections 2.10, 6.10, 7.08, 9.06 and 11.09 and 11.13, any dispute, controversy or claim arising out of, relating to or in connection with any Transaction Agreement (other than the Surety) including any dispute regarding its existence, validity, breach, termination or enforceability (a “Dispute”) shall be addressed by the Parties or their respective Affiliates or Purchaser Affiliates, as appropriate, and resolved pursuant to this Section 11.12.

(b)                                 Any Party or its Affiliate or Purchaser Affiliate, as the case may be, may give written notice of a Dispute to all other Parties and their respective Affiliates or Purchaser Affiliate, as the case may be.  The Parties or their respective Affiliates or Purchaser Affiliate, as the case may be, will then make good faith efforts to amicably resolve the Dispute.  Such efforts to reach an amicable resolution of the Dispute shall continue for a period of 30 days from the notice unless the Parties agree in writing to discontinue such efforts, or to continue them for a stated period.

(c)                                  Following completion of the efforts set forth in subparagraph (b), any Party or its Affiliate or Purchaser Affiliate, as the case may be, may submit such a Dispute for final and binding resolution pursuant to the Rules of Arbitration of the International Chamber of Commerce in effect as of the date of the filing of the initial request for arbitration, as supplemented by the provisions set forth in this Agreement (the “Rules”).

(d)                                 The seat, or legal place, of arbitration shall be London, England.  All proceedings in the arbitration shall be conducted in English.

(e)                                  The arbitral tribunal shall consist of three persons, each of whom shall be fluent in English.  One arbitrator shall be nominated by the Party requesting arbitration at the time of the filing of its request for arbitration, the second arbitrator shall be nominated by the opposing Party not later than fifteen (15) days after receiving the claimant’s request, and the third arbitrator shall be jointly nominated by the first two nominated arbitrators, and shall act as Chair.  If the first two appointed arbitrators are unable to agree upon a third within fifteen (15) days of the nomination of the second, or if any Party fails to appoint an arbitrator as set forth herein, an arbitrator shall be appointed by the International Court of Arbitration of the International Chamber of Commerce (the “Appointing Authority”) pursuant to the Rules.

(f)                                    The Parties intend that any arbitral proceedings instituted pursuant to this Agreement shall be conducted as expeditiously as possible.  Accordingly, the Parties agree that the arbitral tribunal and the Appointing Authority shall be guided by this intention in deciding upon any procedural time limit or any request by either Party affecting the progress of the proceedings, including any request for the expedited formation of the arbitral tribunal.

(g)                                 Nothing contained herein shall limit the right of a Party hereto to seek from any court of competent jurisdiction, pending appointment of an arbitral tribunal, interim relief in aid of arbitration or to protect or enforce its rights hereunder.

(h)                                 The award of the arbitrators shall be final and binding upon the parties, and shall not be subject to any appeal or review.  Judgment upon the award rendered by the arbitral tribunal may be enforced in any court of competent jurisdiction.

SECTION 11.13.           Default Judgment Claim.  All Default Judgment Claims shall be subject to the exclusive jurisdiction of the courts of England and that ABB and its Affiliates agree notwithstanding any other provisions of the Transaction Agreements that they will not argue to the contrary.  This Section 11.13 is for the benefit of Purchaser only and does not prevent Purchaser from initiating Actions in respect of a Default Judgment Claim in any other competent court with jurisdiction.

SECTION 11.14.           Waivers.  (a)  Waiver of Jury Trial.  ABB AND PURCHASER HEREBY IRREVOCABLY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE RELATED AGREEMENTS OR THE ACTIONS OF ABB OR PURCHASER OR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS OR SHAREHOLDERS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

(b)         Waiver of Right to Defend Judgment Claim.  ABB HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO DEFEND ANY DEFAULT JUDGMENT CLAIM, EXCEPT IN SO FAR AS ABB’S DEFENSE OF ANY SUCH CLAIM CONTENDS THAT EITHER (I) PURCHASER HAS FAILED TO SERVE THE NOTICE WHICH FORMS THE BASIS OF THE DEFAULT JUDGMENT CLAIM IN ACCORDANCE WITH THE RELEVANT PROVISIONS OF THE TRANSACTION AGREEMENTS, (II) ABB HAS NOT DEFAULTED IN RESPONDING TO A NOTICE OF CLAIM SERVED UPON IT BY PURCHASER IN ACCORDANCE WITH THE RELEVANT PROVISIONS OF THE TRANSACTION AGREEMENTS OR (III) THE AMOUNTS CLAIMED BY PURCHASER IN SUCH NOTICE HAVE BEEN PAID BY ABB TO PURCHASER OR A PURCHASER AFFILIATE.

SECTION 11.15.           Counterparts.  This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed as of the date first written above by its respective officers thereunto duly authorized.

ABB HANDELS- UND VERWALTUNGS AG

By	ERIC ELZVIK
	Name:	Eric Elzvik
	Title:	SVP

By	HANS ENHOERNING
	Name:	Hans Enhoerning
	Title:	VP

LARADEW LIMITED

By	JOHN KENNEDY
	Name:	John Kennedy
	Title:	Director

EXHIBIT A

DEFINED TERMS

“338 Auditors” shall have the meaning set forth in Section 7.08(c).

“338(h)(10) Election” shall have the meaning set forth in Section 3.12(o).

“338(h)(10) Subsidiaries” shall have the meaning set forth in Section 7.08(a).

“ABACUS Data Shell” shall have the meaning set forth in Section 5.25(a)(i).

“ABB” shall have the meaning set forth in the Preamble.

“ABB Compliance Costs” shall have the meaning set forth in Section 11.01(d)(i).

“ABB Indemnified Party” shall have the meaning set forth in Section 9.02.

“ABB Occurrence Policies” shall have the meaning set forth in Section 5.12(b).

“ABB Representatives” shall have the meaning set forth in Section 2.10(a).

“ABB Retiree Medical Plan” shall have the meaning set forth in Section 6.07.

“ABB Stage Payment” shall have the meaning set forth in Section 9.06(d)(iii).

“ABB Statutory Occurrence Policy” means any ABB Occurrence Policy which is required to be held pursuant to compulsory insurance requirements imposed by Law in any territory.

“ABB’s Accountants” means Ernst & Young AG, which is a member of Ernst & Young International, independent accountants of ABB, or such other internationally recognized independent accounting firm as ABB may nominate with written notice to Purchaser.

“ABB’s Actuary” means an actuary nominated by ABB and as notified to Purchaser in accordance with the terms of this Agreement.

“ABB’s Bank Account” means a bank account to be designated by ABB in a written notice to Purchaser at least five Business Days before the Closing or such other bank account as ABB may thereafter notify Purchaser pursuant to Section 11.02.

“Aberdeen Lease” means the Sale and Leaseback Agreement between ABB Vetco Gray, Inc. and Citibank International plc dated as of November 6, 2000 with respect to the property at Broadfold Road, Bridge of Don Industrial Estate, Aberdeen, Scotland as amended from time to time.

“Acquired Plans” means the 1987 Vetco Gray Hughes Pension Plan, the Norwegian former UMOE insured plan 11443, ABB Gas Technology AS (former UMOE Process technology) insured plan 11448, other former UMOE insured plans 11438, 11439, 11441, 11442, Nordea insurance contract 11449, former UMOE insured plans 11437, Avtalefestet Pension liabilities in Norway, Unfunded pension promises in Norway, ABB Vetco Gray Canada Inc. Group Registered Pension Plan for Alberta Employees hired on or after July 10, 1996, ABB Vetco Gray Canada Inc. Group Registered Pension Plan for Alberta Employees hired prior to July 10, 1996 and ABB Vetco Gray Denmark defined contribution pension plan.

“Acquisition Newcos” means Newco1, Newco2, Purchaser and any OGP Purchaser (to the extent different) (and accordingly “Acquisition Newco” shall mean any one of them).

“Action” means any claim, action, suit, arbitration or other proceeding by or before any Governmental Authority.

“Additional Approvals” means the approvals set forth on Exhibit M.

“Adjustment and Indemnity Bank Guarantee” shall have the meaning set forth in Section 5.02(a)(vii).

“Adjustment Obligations” shall have the meaning set forth in Section 9.08(a).

“Advance Payment Bonds” shall have the meaning set forth in Section 5.08(a).

“Affiliate” means, with respect to any specified Person (other than Purchaser or any OGP Purchaser) at the time of determination, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.  For purposes of this Agreement, “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Affiliated Group” means any affiliated group within the meaning of Section 1504 of the Code (or any similar group defined under a similar provision of state, local or foreign law).

“Aggregate Deficit” means the Assumed Plans Deficit plus the Non-Assumed Plans Deficit.

“Agreement” or “this Agreement” means this Stock and Asset Purchase Agreement, dated as of January 16, 2004, between ABB and Purchaser (including the Exhibits hereto and the Disclosure Schedule) and all amendments hereto made in accordance with the provisions of Section 11.08.

“Allocation Agreement” shall have the meaning set forth in Section 7.08(c).

“Allocation Amount” shall have the meaning set forth in Section 2.06.

“Alternative Designated Tax Amount” shall have the meaning set forth in Section 7.08(f).

“Amount” shall have the meaning set forth in Section 5.08(a).

“Applicable Taxing Jurisdiction” shall have the meaning set forth in Section 9.08(b).

“Appointing Authority” shall have the meaning set forth in Section 11.12(e).

“Appropriate Bank” means Credit Suisse First Boston or such other bank or financial institution which has a rating for its long-term unsecured and non credit-enhanced debt obligations of A+ or higher by Standard & Poor’s Rating Services or an equivalent or higher rating by Moody’s Investor Services Limited or such other comparable rating from another internationally recognized credit rating agency, which bank shall underwrite the Adjustment and Indemnity Bank Guarantee, the Tax Election Bank Guarantee or the Repayment Bank Guarantee.

“Approved Purchaser Compliance Costs” shall have the meaning set forth in Section 11.01(c).

“Argentinean Debt” shall have the meaning set forth in Section 2.09(e).

“Asbestos Claims” means any claim, demand, debt, liability, or obligation (including any cross-claim, contribution claim, subrogation claim, indemnity claim, successor liability claim or any other similar derivative claim or demand), whether now existing or hereafter arising, asserted against Purchaser, any OGP Purchaser, any of the OGP Subsidiaries or any of their subsidiaries or Affiliates, or any Purchased Assets, whether in the nature of or sounding in tort, or under contract, warranty, or any other theory of law, equity, or admiralty for, arising out of, resulting from, or relating to directly or indirectly, death, bodily injury, sickness, disease, or other personal injuries, physical, emotional or otherwise, to persons, caused, or allegedly caused, directly or indirectly, by the presence of, or exposure to, asbestos, including any asbestos-containing products, boiler systems, equipment, components, parts, improvements to real property, or materials engineered, designed, marketed, manufactured, fabricated, constructed, sold, supplied, produced, installed, maintained, serviced, specified, selected, repaired, removed, replaced, released, distributed or any way used prior to the Closing Date by ABB or any of its Subsidiaries or any other entity for whose products or operations ABB or its Subsidiaries has liability or is alleged to have liability (including any acts or omissions that constituted or may have constituted ordinary or gross negligence or reckless, willful, intentional, or wanton misconduct of ABB or any of its Subsidiaries or any other entity for whose products or operations ABB or any of its Subsidiaries has liability or is alleged to have liability or any conduct for which ABB or any of its Subsidiaries has strict liability or is alleged to have strict liability under any applicable law) including all claims, debts, obligations, or liabilities for compensatory damages (such as loss of consortium, medical monitoring, personal or bodily injury, wrongful death, survivorship, proximate, consequential, general and special damages) and punitive or exemplary damages and any fines, penalties, assessments and any other liability whatsoever which is in any way related to or based upon asbestos or asbestos-containing products, or the presence of, or exposure to asbestos in any form.

“Asset Seller Contracts” means all the licenses, sub-licenses, contracts of insurance and other contracts and agreements entered into by an Asset Seller that in each case is primarily related to the OGP Business and comprises a part of the Purchased Assets.

“Asset Sellers” shall have the meaning set forth in the Preliminary Statements.

“Assigned Property” shall have the meaning set forth in Section 11.06.

“Assumed Liabilities” means all Liabilities (except Excluded Liabilities) of each Asset Seller to the extent relating to the OGP Business or the Purchased Assets, whether arising prior to, on or after the Closing.

“Assumed Plans” means the Vetco Gray Hughes Inc. Post-Retirement Medical Plan, the 1987 Vetco Gray Hughes Pension Plan, the Norwegian former UMOE insured plan 11443, ABB Gas Technology AS (former UMOE Process technology) insured plan 11448, other former UMOE insured plans 11438, 11439, 11441, 11442, 11444, Nordea insurance contract 11449, former UMOE insured plans 11437, Avtalefestet Pension liabilities in Norway, Unfunded pension promises in Norway.

“Assumed Plans Deficit” means the value as of the Closing of the liabilities of each Assumed Plan calculated in accordance with the assumptions set out in Exhibit Q less the fair market value as of the Closing of the Assumed Plans assets.

“Available Balance” shall have the meaning set forth in Section 5.08(a).

“BaaN Customizations” shall have the meaning set forth in Section 5.25(a)(iii).

“Bank” means the party or parties providing the Senior Credit Agreement and the Mezzanine Loan Agreement to Purchaser.

“Bank CP Letter” means the letter dated on or about the date hereof provided by the Facility Agent (as defined in the Senior Credit Agreement) and the Mezzanine Facility Agreement (as defined in the Mezzanine Loan Agreement) confirming which, if any of the documents and other evidence listed in part 1 of Schedule 3 to the Senior Credit Agreement and in part 1 of Schedule 3 to the Mezzanine Loan Agreement have been unconditionally and irrevocably delivered in a form and substance satisfactory to it and which conditions to Funding remain to be satisfied.

“Borrowings” shall have the meaning set forth in Section 2.20 of Exhibit E.

“Brazilian ERP System” shall have the meaning set forth in Section 5.25(e).

“Business” means the business of supplying products, systems and services for O&G Installations, including (i) engineering, procurement, construction and servicing, (ii) design, manufacture, sale and servicing of products and systems and (iii) operations services, engineering, procurement and construction project management services for modification and maintenance of existing O&G Installations.  For purposes of this Agreement, “O&G

Installations” shall mean any facility or installation designed to explore, extract, produce, transport or process oil and/or gas.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York, Zurich, Switzerland, London, England or Frankfurt am Main, Germany.

“Business Intellectual Property” means, collectively, (i) the OGP Intellectual Property and (ii) the Transferred Intellectual Property.

“Business IP Licenses” means, collectively, the OGP IP Licenses and the Transferred IP Licenses.

“Cap” shall have the meaning set forth in Section 9.03(b).

“Capital Modernization Program” or “CMP” means the (a) Master Hire Agreement between Royal Scot Leasing Limited and ABB Vetco Gray UK Limited dated May 29, 2001, (b) Master Hire Agreement between Royal Scot Leasing Limited and ABB Vetco Gray UK Limited dated October 30, 2000 and (c) Master Lease Agreement between JP Morgan Leasing, Inc. and ABB Vetco Gray Inc. dated May 21, 2001 pursuant to which the functionality of existing machinery of ABB Vetco Gray UK Ltd. and ABB Vetco Gray Inc. is replaced.

“Change of Law” shall have the meaning set forth in Section 7.01(a).

“Chase” shall have the meaning set forth in Section 5.21(a).

“Chase Sale Agreement” shall have the meaning set forth in Section 5.21(a).

“Closing” shall have the meaning set forth in Section 2.05(a).

“Closing Accounting Principles” means the accounting principles described in Exhibit E.

“Closing Date” shall have the meaning set forth in Section 2.05(a).

“Closing Date Acknowledgement” shall have the meaning set forth in Section 2.07(x).

“Code” means the Internal Revenue Code of 1986, as amended.

“Compliance Disposition” means (i) the completion of any proceeding by the U.S. Department of Justice, Criminal Division arising from disclosures made by ABB Ltd. to such agency concerning the OGP Business and (ii) the issuance by the U.S. Department of Justice, Criminal Division of the Opinion Review Release.

“Compliance Review” means the review conducted by the Parties of issues related to any violations by or on behalf of the OGP Business of the U.S. Foreign Corrupt Practices Act as contemplated by the terms set forth in Exhibit T.

“Computation” shall have the meaning set forth in Section 7.08(c).

“Confidential Information” means, (a) with respect to Purchaser, all information used in or otherwise relating to (i) the Business furnished by ABB or any of its Affiliates or Representatives, whether furnished before or after the date hereof, whether oral or written, and regardless of the manner or form in which it is furnished, including all analyses, reports or other information with respect to the customers or financial or other affairs of the Business including information relating to (A) the marketing of goods or services including customer names and lists and other details of customers, sales targets, sales statistics, market share statistics, prices, market research reports and surveys, and advertising or other promotional materials; or (B) future projects, business development or planning, commercial relationships and negotiations and (ii) the transactions contemplated in the Transaction Agreements, or the terms or conditions or any other facts relating thereto, including the negotiations relating to the Transaction Agreements and the fact that Confidential Information has been made available to such Party or its Representatives, and, (b) with respect to ABB, (i) the Purchaser’s business, financial or other affairs (including future plans or other potential investments) and (ii) the transactions contemplated in the Transaction Agreements, or the terms or conditions or any other facts relating thereto, including the negotiations relating to the Transaction Agreements and the fact that Confidential Information has been made available to such Party or its Representatives; provided, however, that the following shall be not be deemed to be Confidential Information:  (A) information which is or becomes generally available to the public other than as a result of a disclosure by such Party or any of their respective Affiliates or Purchaser Affiliates, as the case may be, in violation of this Agreement or other obligation of confidentiality, (B) information which was available to such Party or any of its Affiliates or Purchaser Affiliates, as the case may be, on a nonconfidential basis prior to its disclosure by the other Party or its Affiliates, or (C) information which becomes available to a Party on a nonconfidential basis from a person (other than the other Party or its Affiliates or Purchaser Affiliates, as the case may be) who is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation to the owner of such otherwise Confidential Information.

“Confidentiality Agreement” means the confidentiality agreement dated as of November 20, 2002 between ABB and Purchaser.

“Contest” shall have the meaning set forth in Section 7.04(b).

“Continued Plans” means the ABB Australia Superannuation Plan, the ABB Canada Money Purchase Plan and ABB India Employees Gratuity Fund.

“Current Sublease” shall have the meaning set forth in Section 5.31(b).

“Customized CAWP Platform” shall have the meaning set forth in Section 5.25(a)(ii).

“Default Judgment Claim” means any Action commenced by Purchaser in a competent court strictly and solely in pursuance of a judgment that ABB is liable pursuant to the terms of the relevant Transaction Agreements to pay an amount to Purchaser by virtue of the default by ABB in responding to the notice of claim served upon it in accordance with the terms of such Transaction Agreements.

“Deferred Consideration” shall be an amount up to $50,000,000 payable by Purchaser to ABB pursuant to Section 2.04(a) and determined in accordance with the provisions set forth in Exhibit S-1.

“Deferred Transfer Agreement” shall have the meaning set forth in Section 2.06.

“Delayed Amount” shall have the meaning set forth in Section 2.09(e).

“Derivative Contracts” shall have the meaning set forth in Section 5.23(a).

“Derivative Valuation Bank” shall have the meaning set forth in Section 5.23(a).

“Designated Returns” shall have the meaning set forth in Section 7.08(f).

“Designated Tax Amount” shall have the meaning set forth in Section 7.08(f).

“Disclosure Schedule” means the set of Disclosure Schedules including all documents attached thereto and delivered therewith, dated as of the date hereof, and forming a part of this Agreement pertaining to the Scope 1 Operations and the Scope 2 Operations.

“Dispute” shall have the meaning set forth in Section 11.12.

“Dispute Notice” shall have the meaning set forth in Section 2.10(b)(ii).

“DOJ” means the United States Department of Justice.

“Early Termination Date” shall have the meaning set forth in Section 5.23(c).

“Effective Date” shall have the meaning set forth in Section 2.10(a).

“Effective Date Balance Sheet” shall have the meaning set forth in Section 2.10(a).

“Eligible TPG” shall have the meaning set forth in Section 5.08(a).

“Employment Costs and Liabilities” means, relating to any OGP Employee and Transferred Employee, any Losses arising out of or in connection with (i) amounts payable or paid in respect of the employment of him or her, including salary, wages, tax and social security contributions, bonus, insurance premium, payments or allowances or any other consideration for employment, (ii) costs of providing any non-cash benefits, which the employer is required to provide, by law or contract in connection with such employment, and (iii) his or her employment or the employment relationship, or termination of his or her employment, or of the employment relationship, including all Losses arising out of or in connection with any claim for redundancy pay, or damages or compensation for unfair or wrongful dismissal or breach of contract and payment in lieu of any notice period, but excluding, solely in respect of clauses (i), (ii) and (iii) above and not for any other purpose under this Agreement, any Losses arising out of or in connection with the Retained Plans, Title IV Plans, Continued Plans, Split Plans, the ABB Vetco Gray Inc. Management Deferred Incentive Plan, the ABB Post-Retirement Medical Plan, the ABB Brazil Pension Plan and any severance benefits payable to Erik Fougner pursuant to Section 6.04(b).

“Encumbrance” means any security interest, pledge, mortgage, lien (including environmental and tax liens), charge, encumbrance, adverse claim, preferential arrangement or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Environment” means surface water, groundwater, sediment, soil, subsurface strata, ambient air and any other environmental medium and living organisms or ecosystems supported by those media, including humans.

“Environmental Agreement” means (i) any agreement, covenant, warranty, representation, guarantee or indemnity, to which an OGP Subsidiary is a party as of the date hereof, that allocates, assigns or imposes responsibility or liability on an OGP Subsidiary for a Release of Hazardous Materials into the Environment, and (ii) any agreement, covenant, warranty, representation, guarantee or indemnity, which relates to an OGP Asset and to which an Asset Seller is a party as of the date hereof, and which is to be transferred by an Asset Seller to Purchaser pursuant to this Agreement or the transactions contemplated herein, that allocates, assigns or imposes responsibility or liability on an Asset Seller for a Release of Hazardous Materials into the Environment.

“Environmental Claims” means any and all Actions, demands, demand letters, liens, notices of noncompliance or violation, notices of liability, investigations, Orders, consent orders or consent agreements relating in any way to any Environmental Law or any Environmental Permit or any Environmental Agreement.

“Environmental Law” means any federal, state, local or foreign statute, Law, ordinance, regulation, rule, code, order or common law, and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, in each case as in effect on the date hereof, relating to pollution or protection of the Environment or natural resources, including those relating to the use, handling, transportation, treatment, storage or Release of Hazardous Materials, the exposure of humans to any Hazardous Materials and/or the creation of any noise, vibration, radiation, common law or statutory nuisance.

“Environmental Liabilities” means any and all Losses, to the extent such Losses exceed the provisions included in the Final Effective Date Balance Sheet, suffered or incurred by Purchaser and or any OGP Subsidiary in relation to Items 1 through 7 of Section 3.15(a) of the Scope 1 Operations Disclosure Schedule.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under or issued pursuant to any Environmental Law.

“Equity CP Letter” means the letter dated as of the date of this Agreement issued by the institutional investors to Newco1, and Newco2 and for the reliance of ABB confirming which, if any, of the conditions to the Shareholders Agreement have been unconditionally and irrevocably completed by all the parties thereto.

“ERISA” shall have the meaning set forth in Section 3.13(a).

“Estimated Effective Date Net Assets” shall have the meaning set forth in Section 2.09(a).

“Estimated Indemnified Project Loss Provisions” shall have the meaning set forth in Section 9.06(c).

“ETPG Facility” shall have the meaning set forth in Section 5.08(a).

“ETPG Facility Amount” shall have the meaning set forth in Section 5.08(a).

“ETPG Facility Guarantee” shall have the meaning set forth in Section 5.08(a).

“Eureka Program” shall have the meaning set forth in 8.03(f).

“Event Two” shall have the meaning set forth in Section 10.01(a)(ii).

“Excess Amount” shall have the meaning set forth in Section 11.01(d)(ii)(B).

“Excess Finder’s Fee” means an amount equal to the aggregate of all payments associated with the Kizomba B Matter which ABB Vetco Gray Inc. has been required to pay to ABB Lummus Global Inc. in excess of $2,000,000 in respect of any number of systems delivered by ABB Vetco Gray Inc. under the relevant contract.

“Excess Transocean Payment” means an amount derived in accordance with the following formula:

$5,000,000 + (0.8 times [B]);

provided, however, that (i) the Excess Transocean Payment shall under no circumstances exceed [A] and (ii) if [A] is $5,000,000 or less, then the Excess Transocean Payment shall equal [A].

For the purpose of this definition:

“[A]” means the claim (if any) expressed in U.S. dollars which ABB Vetco Gray Inc. or any other part of the OGP Business becomes liable to pay pursuant to the circumstances described in item 4 of Section 3.08(a) of the Scope I Operations Disclosure Schedule; and

“[B]” means the greater of 0 and ([A] - $10,000,000).

“Excluded Assets” means the right, title and interest of any Asset Seller in any of the following assets, as the same shall exist on the Closing Date (except as otherwise provided below):

(i)                                     all cash and cash equivalents as they existed on the Effective Date;

(ii)                                  all bank accounts;

(iii)                               any rights to Tax refunds, deductions, credits or similar benefits relating to the OGP Business or the Purchased Assets attributable to taxable periods ending, or an event occurring, on or prior to the Closing Date;

(iv)                              the organization documents, company seal, minute books, tax records (other than tax records required by applicable Law to be transferred), charter documents, stock or equity record books and such other books and records as pertain to the organization, existence or capitalization of the Asset Sellers, as well as any other records or materials relating to the Asset Sellers generally and not related to the Purchased Assets or the operation of the OGP Business;

(v)                                 the Retained Names and Marks and all Intellectual Property rights other than the Transferred Intellectual Property;

(vi)                              the Transferred Software Licenses to the extent any right, title or interest is not transferred to Purchaser hereunder;

(vii)                           any right, property or asset that is listed or described in Section 2.02(b) of the Disclosure Schedule;

(viii)                        all records prepared in connection with the transactions contemplated by the Transaction Agreements, except to the extent they are required for the operation of the OGP Business; and

(ix)                                all rights of the Asset Sellers under any Related Agreements to which any Asset Seller is a party.

“Excluded Derivative Contracts” shall have the meaning set forth in Section 5.23(a).

“Excluded Liabilities” means any of the following Liabilities of any of the Asset Sellers as the same shall exist on the Closing Date (except as otherwise provided below):

(i)                                     all obligations relating to Indebtedness (including all non-trade accounts receivable by ABB or its Affiliates (other than the OGP Subsidiaries)) for borrowed money as they existed on the Effective Date;

(ii)                                  all Taxes relating to any taxable period, or any portion thereof, ending on or prior to the Closing Date;

(iii)                               all Liabilities relating to or arising out of the Excluded Assets (which includes, for the avoidance of doubt, derivative contracts); and

(iv)                              all other Liabilities incurred by such Asset Seller other than from conduct of the OGP Business.

“Existing Stock” shall have the meaning set forth in Section 5.07(c).

“Extended Longstop Date” shall have the meaning set forth in Section 10.01(a)(ii).

“Extension Notice” shall have the meaning set forth in Section 10.01(a)(i).

“External Debt Contract” means, for any OGP Subsidiary, each contract with a third party (other than an Affiliate of ABB) with respect to Indebtedness for borrowed money.

“Filing Date” shall have the meaning set forth in Section 7.08(f).

“Final Effective Date Balance Sheet” shall have the meaning set forth in Section 2.10(c).

“Final Intercompany Settlement Payment” shall have the meaning set forth in Section 2.10(c).

“Final Longstop Date” shall have the meaning set forth in Section 10.01(a)(ii).

“Final Net Intercompany Balance” shall have the meaning set forth in Section 2.10(c).

“Final Stub Payment” shall have the meaning set forth in Section 2.10(c).

“Final Indemnified Project Statement” shall have the meaning set forth in Section 9.06(d)(i).

“Final Tax Amount” shall have the meaning set forth in Section 7.02(d).

“Financial Statements” shall have the meaning set forth in Section 3.05(a).

“Former Properties” means any real property formerly owned or leased or occupied by an OGP Subsidiary.

“GAAP” means generally accepted accounting principles in the United States including, to the extent that such principles permit the application of alternative accounting principles, the accounting principles elected by ABB or its Affiliates consistent with one of such alternatives.

“Governmental Authority” means any United States federal, state or local or any supra-national or non-United States government, governmental, regulatory or administrative authority, agency or commission (including any patent or trademark registry) or any court, tribunal, or judicial or arbitral body or expert determination.

“Grayloc Note” means the Promissory Note issued by Grayloc Products LLP to ABB Vetco Gray, Inc. dated November 20, 2000 in connection with the disposal by ABB Vetco Gray, Inc. of Grayloc Products LLP, and which was subsequently sold to Chase Manhattan Bank plc.

“Hazardous Material” means (a) any petroleum, petroleum products, petroleum by-products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (b) any chemical, material, waste or substance defined or regulated under any Environmental Law or Environmental Permit or by any Governmental Authority pursuant to any Environmental Law or Environmental Permit as being capable (alone or in combination with other substances) of causing the pollution or contamination of, or harm or damage to, the Environment.

“Houston Lease” means the Sale and Leaseback Agreement between ABB Vetco Gray, Inc. and Citicorp Del-Lease Inc. dated as of May 30, 2000 (as amended from time to time) with respect to the property at 12221 N. Houston Rosslyn Rd., Houston, Texas.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Taxes” means any and all Taxes based upon, measured by or calculated with respect to net income or receipts (including, but not limited to, any capital gains and alternative minimum taxes).

“Income Tax Returns” means any and all Tax Returns relating to Income Taxes.

“Indebtedness” means, with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money, (b) all obligations of such Person evidenced by notes, bonds or debentures, (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (d) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (e) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, and (f) all Indebtedness of others referred to in clauses (a) through (e) above guaranteed directly or indirectly in any manner by such Person or in effect guaranteed directly or indirectly by such Person.

“Indemnity Obligations” shall have the meaning set forth in Section 9.08(a).

“Indemnified Party” shall have the meaning set forth in Section 9.04(a).

“Indemnified Project Loss” shall have the meaning set forth in Section 9.06(d)(i).

“Indemnified Projects” shall have the meaning set forth in Section 9.06(a).

“Indemnifying Party” shall have the meaning set forth in Section 9.04(a).

“Independent Accounting Firm” shall have the meaning set forth in Section 2.10(b)(iii).

“Independent Actuary” shall have the meaning set forth in Section 6.10(f).

“Ineligible Guarantee” shall have the meaning set forth in Section 5.08(a).

“Initial Purchase Price” shall have the meaning set forth in Section 2.04(a).

“Intellectual Property” means (i) patents, patent applications and statutory invention registrations, utility models, petty patents, provisional patent applications and any and all divisions, continuations, continuations-in-part, reissues, reexaminations and extensions thereof, and all other invention registrations and invention disclosures, (ii) Trademarks, (iii) copyrights, including (without limitation), copyrights in computer software and databases, (iv) designs, design rights and industrial models, (v) rights in inventions, trade secrets and technical know-how, (vi) database rights, (vii) semiconductor topography rights and mask works and (viii) registrations and applications for registration (and right to make applications) of any of the foregoing in all cases, wherever subsisting in the world, and all rights of the same or a similar nature in any jurisdiction.

“Intercompany Settlement Payment” shall have the meaning set forth in Section 2.09(d).

“Intra-Group Trading Amount” means the purchase price of goods delivered and services performed (i) by ABB or its Affiliates (other than OGP Subsidiaries and the JV Companies) to the OGP Subsidiaries and the JV Companies or (ii) by the OGP Subsidiaries and the JV Companies to ABB or its Affiliates (other than the OGP Subsidiaries and the JV Companies), as the case may be, in the ordinary course of business.

“Investment Adjustment” means during the period specified sixty percent (60%) of the percentage change in the FTSE All-Share Total Return Index plus forty percent (40%) of the percentage change in the FTSE Over 15 Year Gilt Total Return Index between close of business on the first date and close of business on the day before the second date.

“Investors” shall have the meaning set forth in Exhibit S-1 hereto.

“IPR Assignors” means ABB Research Ltd. (Switzerland), ABB GmbH (Germany), ABB Sp. z.o.o (Poland) and ABB AS (Norway).

“IRS” means the United States Internal Revenue Service.

“JV Company” means any partnership, joint venture, consortium or other association or undertaking engaged in the OGP Business in which ABB is the beneficial owner of fifty percent (50%) or less of the outstanding shares of corporate capital or other equity interests.

“Key Contract” means the documents listed under the heading of “Key Contracts” on Section 3.09(c) of the Disclosure Schedule.

“Kizomba B Matter” means the claims referred to in item 13 of Section 3.08(a) of the Scope I Operations Disclosure Schedule.

“knowledge of ABB” or “ABB’s knowledge” means the actual knowledge of any of the Persons specifically identified in Section 12.01(a) of the Disclosure Schedule.

“Law” means any United States federal, state, local or non-United States statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

“Leased Real Property” means the real property leased by an OGP Subsidiary or leased by an Asset Seller as set forth in Section 3.11 of the Disclosure Schedule.

“Leases” shall have the meaning set forth in Section 3.11(b)(iii).

“Liabilities” means any and all liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including Taxes and those arising under any Law (including any Environmental Law), Action or Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Local Agreements”, “Local Asset Agreements” and “Local Share Agreements” shall each have the meanings set forth in Sections 5.02(a)(ii) and (iii).

“Longstop Date” shall have the meaning set forth in Section 10.01(a).

“Loss” or “Losses” shall have the meaning set forth in Section 9.02 (a).

“MADSP” shall have the meaning set forth in Section 7.08(c).

“Material Adverse Effect” means, when referred to in the Warranties for the purposes of determining a Warranty Claim pursuant to Article IX, any fact, matter or circumstance relating to a Scope that has had or would reasonably be expected to have a materially adverse effect on the business, results of operations or financial condition of such Scope (and not, for the avoidance of doubt, on the OGP Business taken as a whole) or in the case of any fact, matter or circumstance not specific to a particular Scope, the OGP Business taken as a whole; provided, however, that “Material Adverse Effect” shall not include any fact, matter or circumstance arising after the date hereof out of or attributable to (i) changes or effects that generally affect the industries in which the OGP Business operates, (ii) changes in general economic, regulatory or political conditions, (iii) changes arising out of, or attributable to, the announcement of the execution of this Agreement or the consummation of the transactions contemplated by the Transaction Agreements, or (iv) changes directly attributed to Purchaser’s consent or refusal to consent to the taking of actions set forth in Section 5.03.  Notwithstanding the foregoing, when referred to in the Warranties for the purpose of determining the satisfaction of the conditions to Closing specified in Section 8.03(a), Material Adverse Effect shall be determined by reference to the OGP Business taken as a whole, and not to any particular Scope.

“Material Contracts” shall have the meaning set forth in Section 3.09(a).

“Material Permits” shall have the meaning set forth in Section 3.07.

“Material Subsidiary” means each of (i) ABB Offshore Systems Inc., (ii) ABB Vetco Gray Inc., (iii) ABB Offshore Systems Ltd., (iv) ABB Vetco Gray Pte. Ltd., (v) ABB Vetco Gray UK Ltd., (vi) ABB Offshore Systems AS and (vii) ABB Vetco Gray Canada, Inc.; and “Material Subsidiaries” means all of the above entities.

“Maximum Payment Limit” shall have the meaning set forth in Section 11.01(c)(i).

“Merger” shall have the meaning set forth in Section 8.01(a).

“Merger Regulation” shall have the meaning set forth in Section 8.01(a).

“Mezzanine Loan Agreement” means the US$180,000,000 mezzanine loan agreement dated on or about the date hereof between Laradew Limited as borrower, certain Group Companies (as defined therein) as guarantors, J.P. Morgan plc, Bank of Scotland and Credit Suisse First Boston as mandated lead arrangers, the Mezzanine Lenders named in that agreement, Credit Suisse First Boston as mezzanine facility agent and J.P. Morgan Europe Limited as security agent, as supplemented, novated and amended from time to time.

“Migration Plan” shall have the meaning set forth in Section 5.24(a).

“Misplaced Asset” shall have the meaning set forth in Section 5.18(a).

“Monthly Management Report” shall have the meaning set forth in Section 3.05(a).

“Monthly Review Protocol” means the principles and agendas for the monthly review meetings contemplated to be held by the Parties set forth in Exhibit W.

“Net Assets” means, with respect to the OGP Business determined on a combined basis, total net assets minus total net liabilities, as reflected on the Effective Date Balance Sheet or the Pre-Closing Notice, as the case may be; provided, for the avoidance of doubt, that “Net Assets” shall not take into account the Intercompany Settlement Payment, the Excluded Assets or the Excluded Liabilities, and shall include the Net Intercompany Balance as at the Effective Date (only for the purpose of the Effective Date Balance Sheet).

“Net Early Termination Amount” shall have the meaning set forth in Section 5.23(e).

“Net Intercompany Balance” shall have the meaning set forth in Section 2.09(d).

“Net Outstanding A/I Guarantee Amount” means at any time $40,000,000 less any net reductions in accordance with Section 9.08(a) at the time of determination.

“Net Outstanding Tax Guarantee Amount” means at any time $7,500,000 less any net reductions in accordance with Section 9.08(b) at the time of determination.

“Net Payment” shall have the meaning set forth in Section 2.10(h)(ii).

“Net Position” shall have the meaning set forth in Section 9.06(d)(ii).

“Net Stage Position” shall have the meaning set forth in Section 9.06(d)(iii).

“Newco1” means Pixiegrove Limited, a company incorporated in England & Wales (registered number 4825478) whose registered office is 10 Upper Bank Street, London, EC14 5JJ.

“Newco2” means Packgrange Limited, a company incorporated in England & Wales (registered number 4825399) whose registered office is 10 Upper Bank Street, London, EC14 5JJ.

“New OGP Infrastructure” shall have the meaning set forth in Section 5.24(a).

“Non-Assumed Plans” means the ABB Post-Retirement Medical Plan, the ABB UK Plan and the Norway Split Plans.

“Non-Assumed Plans Deficit” means in respect of each Non-Assumed Plan the value at the Closing Date of such plan’s liabilities (as calculated in accordance with Exhibit Q) in respect of the OGP Employees, Transferring Employees or in relation to the ABB UK Plan only the Transferring Members and (in respect of the Norway Split Plans and the ABB Post-Retirement Medical Plan, OGP Former Employees) minus:  (i) in respect of the Norway Split Plans, the transfer value required to be paid by the Norway Split Plans to Purchaser’s Scheme in accordance with applicable Laws, but excluding any allowance for any post-Closing obligation on ABB under the linear funding requirement of applicable Law by virtue of the fact that the OGP Subsidiaries (and, if applicable, the Purchaser or the Purchaser Affiliates and the JV Companies) shall cease to participate in the Norway Split Plans at the end of the Transitional Period, (ii) the cash equivalent transfer value calculated in accordance with applicable Laws in respect of the ABB UK Plan, and (iii) in respect of the ABB Post-Retirement Medical Plan, zero (the Non-Assumed Plans in the U.S. are unfunded).

“Non-Business Liabilities” shall mean:

(i)                                     any liability of any dormant subsidiary which (a) relates to a period prior to Closing and (b) does not relate directly to the OGP Business or any liability for any other entity which has been liquidated or otherwise wound up;

(ii)                                  any liability in connection with the disposal or acquisition pursuant to an agreement entered into prior to Closing of any company, entity or business which does not relate directly to the OGP Business and any liabilities which relate in whole or in part to such company, entity or business; and

(iii)                               any other liability incurred by or on behalf of the OGP Business prior to Closing which is unrelated to the OGP Business.

“Non-Competition Agreement” shall have the meaning set forth in Section 5.02(iv).

“Non-Ordinary Course Derivative Contracts” shall have the meaning set forth in Section 5.23(a).

“Non-U.S. Plan” means a material employee benefit plan or a bonus, stock option, stock purchase, incentive, profit sharing, deferred compensation, retiree medical or life insurance, retirement, severance or other benefit plan, program, agreement or arrangement, or any employment, retention or change of control agreement or arrangement, to which ABB, any of the OGP Subsidiaries or any of the Asset Sellers maintains, contributes to or sponsors for the benefit of any OGP Employee, OGP Former Employee, Transferred Employee, or current or former director of the OGP Subsidiaries or in respect of which any OGP Subsidiary has or may have material liability, and which is subject to or governed by the Law of any jurisdiction other than the United States or any state or commonwealth of the United States.

“Norway Securitization Program” means the agreement relating to the discounting of receivables dated November 28, 2002 between ABB Offshore Systems AS and Den norske Bank ASA.

“Norway Split Plans” means ABB Pensjonkasse and ABB Pensjonkasse Executive Plan.

“Off Balance Sheet Indebtedness” means the aggregate amount represented by an amount raised under any transaction or arrangement (including forward sale or sale and leaseback agreements) having the commercial effect of a borrowing and which is not included within Borrowings (as defined in Exhibit E).

“OGP Assets” shall have the meaning set forth in Section 3.16(a).

“OGP Business” means the Business as conducted by ABB through the Scope 1 Operations, the Scope 2 Operations (including the non-Angolan assets of Sociedade de Montagens Metalomecanicas S.A.) and the control valve business in India.

“OGP EBITDA” means the earnings before interest, taxes, depreciation and amortization of the OGP Business for the 12-month period ended on the Closing Date and shall comprise the aggregate of (x) the earnings before interest, taxes, depreciation and amortization for the period commencing on January 1, 2004 and ending on the Closing Date, calculated in accordance with the principles contained in the definition of “2004 EBITDA” set forth in Exhibit S-1 hereto (provided that all references therein to the Purchaser Group shall be replaced for purposes of this definition with references to the OGP Business and provided that all references therein to the 2004 Accounts Period shall mean, for the purposes of this definition only, from January 1, 2004 to the Closing), and (y) the earnings before interest, taxes, depreciation and amortization for the period commencing on the date 364 days prior to the Closing Date (excluding the Closing Date itself) (the “LTM Start Date”) and ending on December 31, 2003, calculated in accordance with the principles set forth in Exhibit S-3 hereto.  For the avoidance of doubt, if the LTM Start Date is not a monthly management account date, then the earnings before interest, taxes, depreciation and amortization for the period from the LTM Start Date to the next monthly management account date shall be calculated as a pro rata portion of such period.

“OGP Employees” shall have the meaning set forth in Section 3.13(a).

“OGP Former Employees” shall have the meaning set forth in Section 3.13(a).

“OGP Intellectual Property” means all Intellectual Property owned by the OGP Subsidiaries.

“OGP IP Licenses” means all licenses of Intellectual Property between (i) an OGP Subsidiary and (ii) a third party that is not an Affiliate of either an Asset Seller or an OGP Subsidiary, which licenses are material to the OGP Business as currently conducted or, which in any single case, involve consideration in excess of $500,000 during the remainder of its natural term (excluding any renewal terms), but excluding any licenses ancillary to the sale of products or services in the ordinary course of business.

“OGP Guarantees” shall have the meaning set forth in Section 5.08(a).

“OGP Purchasers” means each wholly owned subsidiary of Purchaser assigned by Purchaser pursuant to Section 11.06 the right to acquire Shares or the right to acquire the Purchased Assets and to assume the Assumed Liabilities, as the case may be, pursuant to this Agreement.

“OGP Real Property” means the Leased Real Property and the Owned Real Property.

“OGP Shares” shall have the meaning set forth in Section 3.02(b).

“OGP Subsidiaries” shall have the meaning set forth in the Preliminary Statements to this Agreement.

“OGP TPGs” shall have the meaning set forth in Section 5.08(a).

“Opinion Review Release” means the opinion issued by the U.S. Department of Justice, Criminal Division pursuant to the procedures set forth at 28 C.F.R. § 80 substantially to the effect that the U.S. Department of Justice does not intend to take enforcement action against the Investors, Purchaser or any Purchaser Affiliate or any of their respective directors and senior officers for any pre-acquisition conduct concerning the OGP Business.

“Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Ordinary Course Derivative Contracts”  shall have the meaning set forth in Section 5.23(a).

“Owned Real Property” means the right, title and interest in and to the real property owned by an OGP Subsidiary or an Asset Seller that is set forth in Section 3.11 of the Disclosure Schedule, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Parent Guarantees” shall have the meaning set forth in Section 5.08(a).

“Party” or “Parties” means ABB and/or Purchaser, as applicable.

“Patent Assignments” means the assignment from the applicable Asset Seller or IPR Assignor to Purchaser or its designees of the Transferred Intellectual Property.

“Payment Date” means the date on which ABB and Purchaser agree in writing or, in default of agreement, the date which ABB chooses and which is within sixty (60) calendar days of the date on which ABB has received written evidence that the Transfer Terms have been and remain complied with.

“Payment Event” shall have the meaning set forth in Section 9.08(a).

“Permitted Encumbrances” means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced:  (a) liens for Taxes, assessments and governmental charges or levies not yet due and payable or which are being contested in good faith in proper proceedings; (b) Encumbrances imposed by Law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business securing obligations that are not overdue for a period of more than 30 days; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) minor survey exceptions, reciprocal easement agreements and other customary Encumbrances on title to real property that (i) were not incurred in connection with any Indebtedness, (ii) do not render title to the property encumbered thereby unmarketable and (iii) do not, individually or in the aggregate, materially adversely affect the value or use of such property for its current and anticipated purposes; (e) Encumbrances described in Section 1.01(a) of the Disclosure Schedule; (f) the Leases and all matters to which the Leases are subject and (g) non-exclusive licenses of Intellectual Property.

“Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Post-Closing Covenant” shall have the meaning set forth in Section 9.01.

“Post-Closing Date Tax Benefit” means any present or future Tax benefit actually realized by Purchaser, any of the OGP Purchasers, or any of the OGP Subsidiaries for a taxable period or portion thereof beginning after the Closing Date.

“Post-Closing Taxable Period”  means (i) any taxable period ending after the Closing Date and (ii) with respect to any Straddle Period, the portion of such taxable period that ends after the Closing Date.

“Pre-Closing Adjustment” shall have the meaning set forth in Section 2.09(b).

“Pre-Closing Covenants” shall have the meaning set forth in Section 9.01.

“Pre-Closing Losses” shall have the meaning set forth in Section 5.12(b).

“Pre-Closing Notice” shall have the meaning set forth in Section 2.09(a).

“Pre-Closing Taxable Period” means (i) any taxable period ending on or before the Closing Date and (ii) with respect to any Straddle Period, the portion of such taxable period that ends on or before the Closing Date.

“Primary Transaction” means each of the transactions listed as Primary Transactions on Exhibit L.

“Primary Test” shall have the meaning set forth in Section 5.06(c).

“Provisionally Retained Business” means any portion of the OGP Business that is not sold, conveyed, assigned, transferred or delivered to Purchaser as of the Closing Date and is the subject of a Deferred Transfer Agreement.

“Purchase Price” shall have the meaning set forth in Section 2.04(a).

“Purchase Price Documentation” shall have the meaning set forth in Section 2.10(a).

“Purchased Assets” means the right, title and interest of any Asset Seller in the following assets, as the same shall (a) exist on the Closing Date less any such assets that shall have been terminated, repaid or disposed of in the ordinary course of business between the Effective Date and the Closing Date and (b) exist on the Effective Date plus any assets that shall have been acquired by the relevant Asset Seller in the ordinary course of business between the Effective Date and the Closing Date:

(i)                                     the Owned Real Property and Leased Real Property identified on Section 3.11 of the Disclosure Schedule as being owned or leased by an Asset Seller, the Transferred Intellectual Property (together with registration and renewal certificates of the foregoing, to the extent applicable), the Transferred IP Licenses, and, subject to Section 2.02(b), the Tangible Personal Property and the Asset Seller Contracts;

(ii)                                  the Transferred Software Licenses;

(iii)                               all inventories owned by the Asset Sellers and used primarily relating to the OGP Business;

(iv)                              the goodwill of the Asset Sellers relating to the OGP Business, together with the exclusive right (so far as the Asset Sellers can grant the same) for Purchaser or the relevant OGP Purchaser to use the names and marks used in the OGP Business (other than the Retained Names and Marks except as provided under Section 5.07) to represent itself as carrying on the OGP Business in continuation of and in succession to the Asset Sellers;

(v)                                 all accounts receivable and notes receivable owing to the Asset Sellers from third parties to the extent arising from the conduct of the OGP Business;

(vi)                              the sales and promotional literature, customer lists and other sales-related materials used by the Asset Sellers primarily relating to the OGP Business;

(vii)                           cash received in respect of the OGP Business by such Asset Seller after the Effective Date and held by such Asset Seller on the Closing Date;

(viii)                        the Intra-Group Trading Amount owing to the Asset Sellers to the extent arising from the conduct of the OGP Business;

(ix)                                the benefit (so far as the same can be lawfully assigned or transferred) of all claims, causes of action and similar rights of the Asset Sellers arising at any time (whether before or after the Closing) out of or relating to the OGP Business, which relate primarily to any of the Purchased Assets or any of the Assumed Liabilities;

(x)                                   fixed plant, equipment, machinery and motor vehicles primarily related to the OGP Business;

(xi)                                all books of account, general, financial and personnel records, invoices, shipping records, supplier lists, tax records that are required by applicable Law to be transferred, correspondence and other documents, records and files relating exclusively to the OGP Business (and copies of any such documents relating primarily to the OGP Business), original registration and renewal certificates for the OGP Intellectual Property and the Transferred Intellectual Property to the extent in the possession of the Asset Sellers and any rights thereto owned by the Asset Sellers; provided, however, that each of the Asset Sellers may retain electronic or paper copies of all such books of account and records referenced above; and

(xii)                             all other assets (including equity interests in the JV Companies) primarily related to or under development primarily for the benefit of the OGP Business.

“Purchaser” shall have the meaning set forth in the Preamble.

“Purchaser Affiliate” means the Acquisition Newcos and, with respect to any Person at the time of determination, any Person that is controlled directly, or indirectly through one or more intermediaries, by an Acquisition Newco.  For the avoidance of doubt, “control” shall bear the meaning ascribed to it in the definition of “Affiliate” above.

“Purchaser Compliance Costs” shall have the meaning set forth in Section 11.01(d)(i).

“Purchaser Financing Documents” means the Senior Credit Agreement, the Mezzanine Loan Agreement and the Shareholders Agreement, the Bank CP Letter and the Equity CP Letter.

“Purchaser Indemnified Party” shall have the meaning set forth in Section 9.03(a).

“Purchaser Representatives” shall have the meaning set forth in Section 2.10(a).

“Purchaser Stage Payments” shall have the meaning set forth in 9.06(d)(iii).

“Purchaser Threshold” shall have the meaning set forth in Section 9.03(b).

“Purchaser Welfare Benefit Plans” shall have the meaning set forth in Section 6.03.

“Purchaser’s Accountants” means Deloitte & Touche Tohmatsu, independent accountants of Purchaser, or such other internationally recognized independent accounting firm as Purchaser may nominate with written notice to ABB.

“Purchaser’s Actuary” means an actuary nominated by the Purchaser.

“Purchaser’s Bank Account” means a bank account to be designated by Purchaser in a written notice to ABB at least five Business Days before the Closing or such other bank account as Purchaser may thereafter notify ABB pursuant to Section 11.02.

“Purchaser’s Relief” means a Final Effective Date Balance Sheet Relief and/or any Relief to the extent that the same arises in respect of periods (or any part of any period) after the Closing Date or in respect of any event, act, omission, default, occurrence, circumstance or transaction of any kind whatsoever occurring after the Closing Date, but only to the extent that such Relief is not otherwise prohibited by Section 7.03 of this Agreement.

“Purchaser’s Scheme” means the retirement benefit plans nominated or established by Purchaser which are capable of receiving the Transfer Amount and which have or are capable of having any necessary regulatory or tax approval required by any applicable Law.

“Rabbi Trust” shall have the meaning set forth in Section 6.04.

“Redundancy Laws” means any Law or Order providing for any payment, compensation or other benefit to be provided to employees in respect of the termination of their employment on grounds which are without fault on the part of the employee or imposing such obligations on an employer proposing to terminate any contract of employment on grounds which are without fault on the part of the employee.

“Related Agreements” means the Purchase Price Bank Guarantee, the Deferred Closing Bank Guarantee, the Tax Election Bank Guarantee, the Surety, the Transition Services Agreement, the Local Agreements, the Non-Competition Agreement, the Shared IP License Agreement, the Patent Assignments, the Deferred Transfer Agreements (if any) and such other documents or instruments required to be entered into and delivered under this Agreement and the Related Agreements to effectuate the transactions contemplated by the Transaction Agreements.

“Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, seeping or placing Hazardous Materials into the Environment.

“Relief” means any allowance, credit, exemption, deduction or relief from, in computing against or in respect of Tax or any right to repayment of Tax.

“Remaining Guarantees” shall have the meaning set forth in Section 5.08(m).

“Remedial Action” means any monitoring, treatment, excavation, removal, investigation, remediation or cleanup of Hazardous Materials in the Environment.

“Reorganization” shall have the meaning set forth in Section 5.01.

“Repayment Event” shall have the meaning set forth in Section 9.08(c).

“Repayment Bank Guarantee” shall have the meaning set forth in Section 5.02(a)(viii).

“Representative” means, as to any Party, such Party’s Affiliates, and their respective directors, officers, employees, agents, financing sources, syndicatees and potential syndicatees of such financing sources and advisors and any and all advisors to such persons.

“Retained Conduct Matter” means, unless Purchaser confirms to ABB in writing that it shall not be so treated, any Third Party Claim whose subject matter relates to a disclosure pursuant to Section 3.07(iv) of the Disclosure Schedule or a breach of Section 3.07(iv).

“Retained Names and Marks” shall have the meaning set forth in Section 5.07(a).

“Retained Plans” shall have the meaning set forth in Section 6.05.

“Retained TPG” shall have the meaning set forth in Section 5.08(a).

“Revenue Procedure” means Revenue Procedure issued from time to time by the United States Internal Revenue Service.

“Review Period” shall have the meaning set forth in Section 11.01(c)(i).

“Rules” shall have the meaning set forth in Section 11.12(c).

“Sao Paulo Property” shall have the meaning set forth in Section 5.31.

“Scope” means each of Scope 1 Operations and Scope 2 Operations.

“Scope 1 Operations” means the business activities conducted from time to time by the Drilling Production Equipment and Subsea Systems business units.

“Scope 2 Operations” means the business activities conducted from time to time by the Maintenance and Modification and the Floating Production Systems-Norway business units.

“Secondary Transaction” means each of the transactions listed as Secondary Transactions in Exhibit L or designated as a Secondary Transaction pursuant to Section 5.06(c).

“Section 338 Forms” shall have the meaning set forth in Section 7.08(b).

“Section 338(h)(10) Election” shall have the meaning set forth in Section 7.08(a).

“Securitization Programs” means (i) the Eureka Program and (ii) the Norway Securitization Program.

“Self-Regulatory Organization” means any authority or body with relevant powers to which a Party or any of its Representatives is subject or by which a Party or any of its Representatives is governed, administered or has agreed to be bound, whether or not the relevant powers of such authority or body have the force of Law.

“Seller” and “Sellers” shall have the meanings set forth in the Preliminary Statements.

“Seller Subsidiaries” shall have the meaning set forth in the Preliminary Statements.

“Senior Credit Agreement” means the US$873,000,000 senior credit agreement dated on or about the date of this Agreement between, inter alia, Pixiegrove Limited (as parent), certain Group Companies (as defined therein) as borrowers and guarantors, J.P. Morgan plc, Bank of Scotland and Credit Suisse First Boston as mandated lead arrangers, the senior lenders named in that agreement, and J.P. Morgan Europe Limited as facility agent and security agent, as supplemented, novated and amended from time to time.

“Senior Employee” means an employee of an OGP Subsidiary or of an Asset Seller who is expected to be a Transferred Employee, as the case may be, who has an annual salary in excess of $100,000 or otherwise who is set out in Schedule 2 to the Non-Competition Agreement.

“Settlement Statement” shall have the meaning set forth in Section 5.23(d).

“Share Sellers” shall have the meaning set forth in the Preliminary Statements.

“Shared IP License Agreement” shall have the meaning set forth in Section 5.02(a)(v).

“Shared Lotus Notes Databases” shall have the meaning set forth in Section 5.25(a)(iv).

“Shared Real Property” shall have the meaning set forth in Section 5.22(a).

“Shareholders Agreement” means the agreement dated on or about the date of this Agreement between (1) Newco1, Newco2 and Purchaser, (2) John Kennedy and others and (3) Candover, 3i, JP Morgan Partners (each term as defined therein) and others, as amended from time to time.

“Shares” shall have the meaning set forth in the Preliminary Statements.

“Shortfall Amount” shall have the meaning set forth in Section 11.01(d)(ii)(A).

“South Korean clearance” shall have the meaning set forth in Section 5.06(a).

“Split Plans” means ABB UK Plan and the Norway Split Plans.

“Stage Estimate” shall have the meaning set forth in Section 9.06(d)(iii).

“Stage Period” shall have the meaning set forth in Section 9.06(d)(iii).

“Straddle Period” means any taxable period beginning before and ending after the Closing Date.

“Straddle Period Return” shall have the meaning set forth in Section 7.02(c).

“Stop Notification” shall have the meaning set forth in Section 10.01(a)(i).

“STPG Notice” shall have the meaning set forth in Section 5.08(a).

“Stub Payment” shall have the meaning set forth in Section 2.09(c).

“Substantial Completion of the Compliance Review” means the mutual agreement in writing of the compliance counsels of each Party that the Compliance Review has been substantially completed.

“Substitute Parent Guarantees” shall have the meaning set forth in Section 5.08(a).

“Substitute Third Party Guarantees” shall have the meaning set forth in Section 5.08(a).

“Surety” shall have the meaning set forth in Section 5.02(a)(x).

“Tangible Personal Property” means all of the tangible personal property, including equipment, machinery, vehicles and rolling stock, office equipment and furnishings used or held for use by the Asset Sellers primarily relating to the OGP Business.

“Tax” or “Taxes” means all income, gross receipts, gains, sales, use, employment, franchise, profits, excise, property, value added and other taxes, fees, stamp taxes and duties, assessments or charges of any kind, together with any interest and penalties, additions to tax or additional amounts imposed by any Taxing Authority with respect thereto, as well as payments for group relief.

“Tax Election Bank Guarantee” shall have the meaning set forth in Section 5.02(a)(ix).

“Tax Indemnified Party” shall have the meaning set forth in Section 7.04(a).

“Tax Indemnifying Party” shall have the meaning set forth in Section 7.04(a).

“Tax Items” shall have the meaning set forth in Section 7.02(a).

“Tax Returns” means any and all returns and reports required to be filed with a Taxing Authority.

“Taxing Authority” means the United States Internal Revenue Service and any other U.S. or non-U.S. federal, state, canton, provincial, local, national or other Governmental Authority having the power to impose a Tax or Taxes.

“Third Party Claim” shall have the meaning set forth in Section 9.04(b).

“Third Party Guarantees” shall have the meaning set forth in Section 5.08(a).

“Title IV Plans” means any “employee pension benefit plan” as defined in Section 3(2) of ERISA that is or has been sponsored, maintained or contributed to by ABB or its Affiliates at any time with respect to which the OGP Subsidiaries would incur liability under Title IV of ERISA or Section 412 of the Code.

“Trademarks” means trademarks, service marks, trade names, trade dress, corporate names, logos, domain names and other identifiers of source, together with the goodwill associated therewith, together with all registrations and applications for registration thereof.

“Transaction Agreements” means this Agreement and the Related Agreements.

“Transfer Amount” means the amount as calculated in accordance with Section 6.06(c).

“Transfer Date” means the first day of the month following the date six months after the Closing Date or such other date as ABB and Purchaser may agree in writing.

“Transfer Regulations” means any applicable Law implementing the provisions of the Council Directive 2001/23/EEC dated March 12, 2001, or any other similar provisions provided for by applicable Law in non-European Union countries, applicable to any of the Transferred Employees or their terms and conditions of employment.

“Transfer Terms” means all of the requirements in respect of Purchaser’s Scheme set out in Section 6.06 have been and remain complied with in all material respects, any regulatory consents have been obtained and the Split Plans have received all of the written consents of Transferring Members (where appropriate) to the making of a transfer payment to Purchaser’s Scheme.

“Transferred Employees” means such employees of each Asset Seller who are (a) primarily engaged in the OGP Business (wherever located) (including all such employees who have rights of employment on return from any vacation, leave or other absence), or (b) listed in Exhibit A to a Local Asset Agreement.

“Transferred Intellectual Property” means the registered Intellectual Property owned by the Asset Sellers and used in the OGP Business and set forth on Section 1.01(c) of the Disclosure Schedule.

“Transferred IP Licenses” means the licenses of Intellectual Property between (i) an Asset Seller and (ii) a third party that is neither an ABB Affiliate of an Asset Seller or an OGP Subsidiary set forth in Section 1.01(c) of the Disclosure Schedule.

“Transferred Software Licenses” means the number of licenses for software applications obtained by ABB and its Affiliates and used in the conduct of the OGP Business immediately prior to the Closing, as such software applications and number of licenses are listed in Section 1.01(b) of the Disclosure Schedule.

“Transferring Member” means an OGP Employee or Transferred Employee who is a member of one of the Split Plans immediately before the Closing Date who becomes a member of Purchaser’s Scheme with effect from the Transfer Date and, who (in respect of an ABB UK Plan member only), in a written form, within sixty (60) calendar days prior to the Transfer Date requests or consents to a transfer of assets being made from the Split Plans to Purchaser’s Scheme in discharge of all liabilities which the Split Plans may have to pay benefits to or in respect of him and who has not withdrawn that request before the Payment Date, together with, in respect of the Norway Split Plans, any OGP Former Employee who has an entitlement or contingent entitlement to benefits under the Norway Split Plans.

“Transition Services Agreement” shall have the meaning set forth in Section 5.02(a)(i).

“Transitional Period” means the period beginning on the Closing Date and ending on the Transfer Date.

“Treasury Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the U.S. Department of Treasury with respect to the Code or other federal tax statutes.

“Undisclosed Derivative Contracts” shall have the meaning set forth in Section 5.23(a).

“U.S. Antiboycott Laws and Regulations” means the antiboycott laws and regulations administered by the U.S. Department of Commerce and the U.S. Department of Treasury, including the reporting and filing requirements set forth in Section 8 of the Export Administration Act of 1979, as amended (50 USC.A app. Section 2407), Section 999 of the Code and Part 760 of the Export Administration Regulations (15 C.F.R. Part 760) and the Export Administration Act of 1979.

“U.S. Employee Plans” shall have the meaning set forth in Section 3.13(a).

“Variation Agreement” means the Agreement of Variation among ABB Service Pty Ltd., ABB Australia Pty Ltd. and Worley Pty Ltd. dated December 19, 2003.

“Warranty Claim” shall have the meaning set forth in Section 9.03(a)(i).

“Warranty Period Guarantees” shall have the meaning set forth in Section 5.08(a).

“Workpapers” shall have the meaning set forth in Section 7.08(c).